

Arlo Technologies Proxy Statement
and Annual Report

2024



Protect
Your
Everything



Arlo Secure
A command center
for all your security.



Arlo Technologies, Inc.
2200 Faraday Ave., Suite #150
Carlsbad, California 92008

April 26, 2024

Dear Stockholders:

We are pleased to invite you to participate in our 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held virtually on Friday June 21, 2024 at 9:30 a.m., Pacific Time. You can participate in and vote at our Annual Meeting by visiting http://www.virtualshareholdermeeting.com/ARLO2024 and entering the 16-digit control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), voting instruction form, or proxy card.

Further details regarding participation in the Annual Meeting and the business to be conducted are described in the Notice you received in the mail and in this proxy statement. We have also made available a copy of our 2023 Annual Report to Stockholders (the "Annual Report") with this proxy statement. We encourage you to read our Annual Report. It includes our audited consolidated financial statements and provides information about our business.

We have elected to provide access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. We are constantly focused on improving the ways people connect with information, and believe that providing our proxy materials over the Internet increases the ability of our stockholders to connect with the information they need, while reducing the environmental impact of our Annual Meeting. If you want more information, please see the Questions and Answers section of this proxy statement.

Your vote is important. Whether or not you plan to participate in the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of, and continued interest in, Arlo.

Sincerely,

/s/ Matthew McRae

Matthew McRae
Chief Executive Officer and Director

Carlsbad, California
April 26, 2024

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date	June 21, 2024
Time	9:30 AM Pacific Time
Virtual Meeting	http://www.virtualshareholdermeeting.com/ARLO2024
Record Date	April 22, 2024. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.
Proxy Voting	Make your vote count.
	You will need to have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (the ''Notice''). Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:
Items of Business	• To elect the two nominees for Class III directors named herein to hold office until the 2027 annual meeting of stockholders.
	• To ratify the appointment by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024.
	• To approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed herein.
	• To indicate, on an advisory basis, the preference regarding how frequently the Company should solicit a non-binding advisory vote on the compensation of the Company's named executive officers as disclosed herein.
	• To conduct any other business properly brought before the meeting.

By Order of the Board of Directors,

/s/ Ralph E. Faison

Ralph E. Faison
Chairman of the Board of Directors

Carlsbad, California
April 26, 2024

You are cordially invited to attend the meeting online. Whether or not you expect to attend the meeting online, please complete, date, sign and return the proxy mailed to you, or vote over the telephone or the internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote if you attend the meeting online. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

PROXY STATEMENTS
TABLE OF CONTENTS

Annual Shareholders Meeting

Date: June 21, 2024

Time: 9:30 AM Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under Voting Matters and Vote Recommendations below, and any other business that may properly come before the meeting.

Place: http://www.virtualshareholdermeeting.com/ARLO2024

Record Date: April 22, 2024

Mailing Date:
The Proxy Statement was first mailed to shareholders on or about April 26, 2024.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Arlo Technologies, Inc. ("Company") is entitled to one vote for each director nominee and one vote for each proposal.

Ways to Vote

 Vote your shares in advance of the meeting at www.proxyvote.com. Have your Notice of Internet Availability for the 16-digit control number needed to vote.

 Vote your shares during the meeting at http://www.virtualshareholdermeeting.com/ARLO2024 Have your Notice of Internet Availability for the 16-digit control number needed to vote.

 Call toll-free number 1-800-690-6903.

 Sign, date, and return the enclosed proxy card or voting instruction form.

Voting Matters and Vote Recommendations

Proposal		Page	Board Recommends	Rationale
1.	Election of Directors	56	FOR	To elect the two director nominees named in the proxy statement, each to serve for a three-year term and until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal, retirement or disqualification.
2.	Ratification of Appointment of Independent Registered Public Accounting Firm	58	FOR	To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.
3.	Advisory Vote on Executive Compensation	60	FOR	To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the proxy statement.
4	Advisory Vote on the Frequency of Solicitation of Advisory Stockholder Approval of Executive Compensation	61	FOR EVERY YEAR	To indicate, on an advisory basis, the preference regarding how frequently the Company should solicit a non-binding advisory vote on the compensation of the Company's named executive officers as disclosed in the proxy statement.

BUSINESS OVERVIEW

Arlo is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a customized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to set up and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.



Driven to protect you.

We solely focus every day on providing security to protect you, your family, your home, your business, and even your pets.

A superior experience.

Stay connected with up to 4K video, clear audio, and smarter notifications to know exactly what's happening at home.

Privacy is our top priority.

We are as passionate about your privacy as we are about security and your information is kept secure and in your control.

No need for contracts.

Commit with confidence, knowing that you can cancel on your own terms with no contracts and hassle-free returns.

Monitored by professionals.

24/7 Live Security Experts rapidly dispatch first responders to your home, so you don't have to.

Easy to set up.

Our products are designed for easy installation and connect to Wi-Fi so you are up and running in minutes.

Our Solutions

Our globally-scaled, highly secure cloud-based platform manages more than 270 million videos recorded per day, across 31 million devices worldwide in order to provide users real-time visibility, personalized insights and direct access to emergency services for total peace of mind at home, at work or on-the-go.

Our total addressable market consists of individuals and business owners who use app-based services to protect people and property. In the residential market, Arlo has consistently delivered award-winning solutions for homeowners, renters, vacation property owners, and other property managers to watch over their premise with app-based self-monitoring services, powered by AI- and CV-based analytics, or professionally monitored services that provide 24/7 expert protection. Beyond the home, we have seen adoption of our cellular enabled (LTE) services products in a variety of use cases outside of Wi-Fi networks, such as neighborhood watch, construction site monitoring, wildlife and outdoor trail surveillance and public event monitoring. We believe the small business, government and direct home monitoring channels provide growth areas for us in addition to our retail and e-commerce presence. Our Software as a Service ("SaaS") solution includes Arlo Secure, a subscription plan that provides time-critical AI- and CV-based analytics, direct access to emergency services, and professional monitoring services; Arlo Safe, a personal safety app for on-the-go protection, including family tracking, direct emergency response, and automatic crash detection, and Arlo SmartCloud, a solution that delivers highly efficient and secure enterprise cloud services at scale. We believe we are well positioned to extend our current reach to the growing markets that deliver security solutions both within and beyond the home as we continue to launch new products and services on our connected smart security platform.



Arlo Secure is our home and business subscription plan that provides advanced AI-based notifications, DIY self-monitoring as well as professional monitoring protection, and direct access Emergency Response. Managed through the Arlo Secure app, these premium service plans enable users to securely store and view from anywhere their video recordings from Arlo devices, receive personalized notifications enabled by advanced AI object detection, and customize their Arlo security ecosystem to manage schedules, multiple locations, and home automation routines with compatible third-party smart home devices. Beyond monitoring, Arlo Secure delivers one-touch Emergency Response which allows users to directly dispatch first responders during an emergency for quicker action. A trial period of Arlo Secure is included with most Arlo devices or sold as a subscription bundle (Arlo Total Security) with an Arlo security system or other products.



Arlo Total Security is Arlo's comprehensive subscription service that offers 24/7 professional monitoring and security hardware with affordable monthly pricing and no upfront costs. At the heart of these innovative subscriptions is Arlo's Home Security System, which uses a first-of-its-kind, all-in-one multi-sensor capable of eight different sensing functions. With its comprehensive design, the Arlo multi-sensor can be placed anywhere, from walls to windows and doors, to under sinks and water heaters, to detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens. Managed through the Arlo Secure App, the award-winning security system pairs with Arlo's advanced video security cameras, such as the Arlo Pro 5s, to enable video verification by 24/7 Professional Monitoring security experts of an emergency situation – a growing requirement across municipalities to reduce false alarms and unnecessary utilization of emergency services.



Arlo Safe brings Arlo's smart security expertise to a personal safety subscription plan that provides one-tap, 24/7 Emergency Response, family tracking, automatic crash detection and more. Ideal for everyone from city dwellers walking home at night, to college students, teenagers walking to/from school, daily commuters, or even elderly family members, Arlo Safe is a 24/7 personal safety service for ultimate peace of mind while on-the-go. The comprehensive service includes location sharing, family check-ins, safety alerts and more, all backed by 24/7 live emergency support experts that users can access quickly at the touch of one button. Working in tandem with the Arlo Safe app, the Arlo Safe panic button can be used to alert safety experts and rapidly send emergency responders to the user's location anytime, day or night.

Our Growth Strategy

Over the past several years, we have been focused on growing our subscription-based business through expanded data and application-driven solutions offerings. This transition has been guided by our desire to enhance the customer experience and maximize the value proposition that we provide our customers. By transforming our business model and solutions portfolio to focus on data-driven insights and the application experience, we offer customers the value and convenience of a consolidated full stack solution, while providing stockholders with the confidence that accompanies an increasingly recurring and predictable revenue model. We believe the industry is just beginning the mass-market phase which provides a large runway for growth by efficiently executing on the delivery of smart-security solutions to homes and businesses.

Our People Strategy

We are driven to enhance our employee experience. We believe that in a customer centric organization such as Arlo, the employee experience and the customer experience are directly correlated. We know that great teams make great products, so we nurture our talent through carefully crafted processes that drive culture and purpose at Arlo. We have architected a value proposition for our employees that leads to greater employee engagement. We strive to build a talent rich organization based on key connect and protect principles that enable our employees to deliver business results. These principles together formulate our culture code and include tenets such as, to continually connect:

- to our vision and mission.

- in an inclusive and flexible workplace.

- with the right development opportunities.

- on group success and individual performance.

We believe that talent is a driver of competitive advantage for Arlo. Our talent strategy is our method of linking leadership, talent, and performance to sustain our development and success. Our leadership is fully invested into our talent strategy which provides every employee with a thriving inclusive experience and career, which is further underpinned by five key principles.

1. Performance:	2. Behaviors:	3. Differentiation:	4. Transparency:	5. Accountability:
We believe in strong sustained performance from all employees. We hold those in senior roles to a higher performance standard.	An individual's behaviors meaningfully influence how they are compensated and their progression at Arlo.	Those at highest level of performance will receive significantly higher rewards than those with average performance.	We share information with employees about talent processes and the talent decisions that personally affect them.	Managers are accountable to build the quality and depth of their teams improving Arlo's capacity to win.

As we continue to develop the Arlo workforce for the future, we translate these pillars into our performance management and reward strategies. We aim to have the right people in the right roles at the right time to drive our business outcomes, ensuring top diverse talent for our critical roles. We strive to attract and retain exceptionally talented, diverse, and ethical employees, and we are proud of the culture that we have built.

As we continue to shape our desired experience in line with the promised employee value proposition and desired culture to drive engagement and high performance, our talented employees, located throughout the United States, Canada, Australia, Taiwan, India, and Ireland, communicate, connect, and work together to deliver a world-class end-to-end smart security solution. We believe that we maintain a great working relationship with our employees, as evidenced by our regular employee engagement surveys, and we have not experienced any material labor disputes. As of December 31, 2023, we had a total of 363 full-time employees, of which 64% were based in the United States and 36% were based in other global regions.

Diversity, Equity and Inclusion

Diversity, Equity and inclusion ("DEI") are deeply embedded into our culture. There are initiatives and interventions integrated into every aspect of our talent strategy. We plan to increase our organization's diversity by ensuring attention to DEI in the employee lifecycle, from attraction to recruitment, selection, promotion, and development. We share our DEI goals and plans with our employees and are transparent in our sharing of progress and challenges.

We not only value diversity but integrate it into our business, to make our business better and a true reflection of the customers and the markets that we serve. We provide work flexibility as appropriate, and we make well-being support available to employees to manage any stressors that may come their way.

Arlo is proud to be an equal opportunity workplace. We always strive to treat all employees and job applicants based on merit, qualifications, personality, and talent, and to draw from a diverse candidate pool as we recruit new talent across all levels. We deeply connect people from all backgrounds and beliefs and strive for a truly inclusive and collaborative working environment.

We have taken action alongside a group of more than 2,500 businesses in a collective commitment to make progress towards advancing diversity and inclusion in our workplace, communities, and country. We value diversity and integrate it into our business by striving to ensure that our company is representative of the customers we serve and that inclusion is at the core of our workplace culture. Our Senior Vice President of Human Resources is an active member of the 30 percent club, a business campaign to boost female representation at Board and C-Suite level in the World's biggest companies. Our Chief Executive Officer has signed the CEO Action for Diversity & Inclusion pledge, the largest CEO-driven business commitment to advance diversity and inclusion within the workplace in order to underscore our commitment. By making the pledge, we go beyond accepting diversity and are committed to the following actions:

- Continue to cultivate our workplace to support open dialogue on complex, and sometimes difficult, conversations about diversity and inclusion.

- Make unconscious bias education available to everyone.

- Create and share strategic inclusion and diversity plans with our board of directors as a way to prioritize diversity and inclusion and to drive accountability in our organization.

For the fourth year running, we are partnering with the GEM Consortium ("GEM"). GEM connects highly qualified students from underrepresented groups to STEM graduate programs with much-needed financial support that is often the deciding factor in pursuing graduate education. We have welcomed several GEM interns at Arlo, where they have contributed to and learned from our core stem functions such as data engineering, security, product management, and software and hardware engineering.

We host several events and days of observance with guests and internal speakers at Arlo. Each year, for example, we hold a "Month of Understanding" with speakers on key diversity and inclusion topics. These events provide a platform for dialogue and an opportunity for every employee to learn, discuss, and appreciate differences between colleagues as we grow to drive greater inclusion at Arlo and truly reflect the customers we serve. We invite employees to share with us, the ways in which the observances of culture, heritage, race, faith, belief, and other associations that are listed on our calendar of initiatives are meaningful to them, their families, or communities. In 2023, the following are some of the observances we recognized at Arlo: AAPI Heritage Month, Latino Heritage Month, Pride, International Women's Day, Earth Hour, International Day of Persons with Disabilities, Yom Kippur, Lunar New Year, Black History Month, Ramadan, World Day of Social Justice, Mental Health Awareness, International Men's Day, Diwali, Thanksgiving, and Christmas. In 2024 we added Dr Martin Luther King Day to our list of annual paid holidays.

We continually strive to be a deeply inclusive employer with diversity reflected in our teams. We encourage employees to truly be themselves and thrive in an environment where their voices matter, differences are understood and valued, and where they are supported to express their unique ideas openly. We aim to foster a highly engaged and energized workplace, where everyone is treated with dignity and respect and is excited to achieve more.

In addition to incorporating Inclusion into our performance review process, we are also diversifying interview teams by adding a greater number of employees into the decision-making process. Training on bridging diversity gaps has also been provided to employees to further drive an inclusive culture and build upon employee engagement.

Arlo's allies and employee resource groups play a vital role in fostering DEI. The groups are led by employees and supported with executive sponsors. They serve as a safe place for groups to discuss and share on topics that are important to group members with shared experiences. They enhance employee engagement by providing platforms for connection and support and offer professional development through training and external speakers.

Compensation and Benefits

We believe that compensation should be competitive and equitable and should enable employees to share in our success while motivating them to achieve the right goals for our customers and stakeholders. We are committed to ensuring that our employees' hard work and performance will be rewarded appropriately and linked to both group and personal success. We work hard to ensure the connection between our wins and those of our employees. We recognize our people are most likely to thrive when they have the resources to meet their needs and the time and support to succeed in their professional and personal lives. In support of this, we offer a wide variety of benefits for employees around the world and invest in tools and resources that are designed to support our employees' individual growth and development.

Health and Safety

We are committed to protecting our team members everywhere we operate. We identify potential workplace risks in order to develop measures to mitigate possible hazards. We support employees with general safety, security and crisis management training, and by putting specific programs in place for those working in potentially high-hazard environments. Additionally, we work to protect the safety and security of our team members, visitors and customers through our global security team.

Employee Engagement

We believe that open and honest communication among team members, managers and leaders helps create a collaborative work environment where everyone can contribute, grow and succeed. Team members are encouraged to approach their managers with questions, feedback or concerns, and we conduct regular surveys that gauge employee sentiment in areas like career development, manager performance and inclusivity.

Arlo has an internal employee engagement platform we call 'Arlo Connect'. This is an employee experience platform that simplifies internal communication and drives engagement.

We have seen significant improvements in our Employee Net Promoter score over the last number of years as we listen to our employees and make incremental improvements that align their contributions with the needs of our customers.

Arlo has been a finalist for a considerable number of prestigious awards which broadly cover the talent agenda, including Diversity Equity and Inclusion and Leadership Development.

Our Commitment to Corporate Sustainability and Environmental, Social, and Governance

We believe responsible and sustainable business practices support our long-term success. As a company, we are deeply committed to protecting and supporting our people, our environment, and our communities. We continually seek to improve and enhance our governance programs. This year, we are pleased to share with our stockholders an update on our Environmental, Social and Governance ("ESG") efforts. While these practices help keep our communities and our environment vibrant and healthy, they also lead us to more efficient, resilient, and profitable business operations and help us to assist our customers in meeting their ESG targets. We believe that being an industry leader is not just about having talented employees or innovative products, but it is also about doing business the right way, every day. That is why our commitment to sound Corporate Social Responsibility ("CSR"), is deeply rooted in all aspects of our business.



Sustainable Products

We take responsibility for how our products impact the environment and communities. We believe transparency enhances accountability, helping us improve the long-term sustainability of our products and business.

Responsible Supply Chain

The need for greater transparency and reliability is driving behavioral change in corporate supply chains, especially as a result of the COVID-19 pandemic. We embrace and facilitate this change with our forward-thinking, responsible supply chain program, based on a commitment to collaborate with suppliers and key stakeholders to ensure that our value chain is reliable, socially responsible, and sustainable.



Advancing a Better Environment

As we look to the future, we recognize that environmental stewardship is critical to the long-term success of our company, our customers and other stakeholders. We are fully committed to responsible use of the earth's natural resources and we strive to minimize any impact on climate change as we work together to create a better future.

Enhancing Vibrant Communities

We believe that corporate sustainability should go beyond environmental and labor considerations to provide a positive social impact on the local communities in which we operate across the globe.



Ethical Business Practices

Integrity is a core value of our company culture—one that we work hard to maintain in order to earn the trust of our customers and business partners, to inspire our employees, and to deliver value for our stockholders and improve our communities.

Our adoption of environmental, social and governance ("ESG") practices is based on several principles that help position our business for long-term, sustainable success. We believe a holistic ESG approach creates competitive advantages over business rivals as more partners, suppliers, and customers look to build relationships with companies that boast sustainable and adaptable business operations. Another strategic reason for incorporating ESG principles in our business practices is to gain greater exposure to ESG and sustainability focused investors which would otherwise not be able to invest in our company. Finally, in a recurring revenue business, customer loyalty is directly correlated with long-term value and companies that adopt ESG principles have experienced increased customer loyalty.

Environmental

We are committed to providing customers with high quality products, and to conducting operations in a socially responsible, ethical, and sustainable manner to protect the environment and promoting compliance with all relevant regulations, customer specifications, and environmental legislation. This commitment continues to be a driving force at our company, and a principle that is deeply ingrained in our values.

As we continue to further implement our ESG and Sustainability program, we have experienced an improvement in our management of our environmental practices. Our environmental programs have received low-risk ratings from ESG rating agencies as a part of our continued efforts to integrate ESG into our business. We strive for continuous improvement in reducing our carbon footprint. Additionally, our collaboration with the various stockholders including ESG rating agencies has enabled us to expand the scope of analysis in our annual ESG reporting to our external stakeholders.

Social

We believe in fostering a culture of fairness and inclusion both within our company and throughout our supplier network. We prioritize open communication and collaboration with our employees and partners to address any concerns related to recruitment, working hours, compensation, discrimination, and the freedom to associate. By working closely together, we strive to create a welcoming and respectful work environment, both within our organization and beyond, which promotes equal, humane treatment within our company as well as at our suppliers. We host regular town-hall meetings with our employees, and our CEO hosts 'fireside chats' where employees are encouraged to ask questions and seek input. We work with our employees and partners closely to resolve any issues with respect to recruitment, working hours, compensation, discrimination, and freedom of association, hence ensuring a respectable working environment internally and externally.

We believe we can play a crucial role in driving positive social change in our commitment to humane treatment of employees globally. We have continued to administer our Conflict Mineral Program. All of our employees and our ODMs are expected to follow the requirements of the Conflict Minerals Program, improve employee practices and maintain tight control over supply chain relationships to ensure compliance in accordance with the Organization for Economic Co-operation and Development ("OECD").

In addition, we have a zero-tolerance policy for both forced labor and human trafficking. In an effort to support the California Transparency in Supply Chains Act of 2010 (SB657), and to confront slavery, we have committed to assess risks related to our supply chain and our direct commercial suppliers and evaluate suppliers' compliance with the Arlo Technologies Supplier Code of Conduct via periodic audits.

We are committed to fostering a diverse and inclusive workplace by implementing policies and programs that promote diversity in hiring, provide equal opportunities for career advancement, and create a supportive environment for underrepresented groups. Our commitment to inclusion and diversity has resulted in a significant increase in the total number of women in our workforce, a sizable uptick in the number of Women in Tech, and a meaningful rise in the number of women in leadership roles. We continue to seek opportunities to ensure we are bringing in diverse viewpoints to the conversation, because we believe those efforts support a long-term and sustainable track record of operational success. We prioritize the well-being of employees by offering comprehensive benefits, promoting work-life balance, providing mental health support, and fostering a culture that values employee health and professional development.

We believe another measure of success is having a positive impact on community stakeholders. Our leadership team and employees have made the commitment to work closely with local charities in their communities to support philanthropic initiatives such as fundraising for humanitarian crises and including an area of focus on working with young people with autism and other learning difficulties. Charitable giving, fundraising, and volunteering are core parts of our community outreach, and we expect to continue those efforts as we go forward. Another action we have undertaken in community empowerment is supporting minority businesses and local suppliers. We commit to supporting marginalized communities, including racial and ethnic minorities, LGBTQ+ individuals, refugees and immigrants, by advocating for their rights, providing resources and support, and amplifying their voices.

Governance and Compliance

We are committed to providing customers with high quality products that are in compliance with laws, directives, standards and industry regulations. Our products go through rigorous testing and certification processes to achieve regulatory compliance.

Ethics is one of the key elements in our Corporate Social Responsibility ("CSR") Program. Our Code of Ethics serves as a foundation of our corporate governance policy and provides guidance on standard business conduct for all of our employees and partners.

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Transparency and accountability are core components of our business, and we demonstrate transparency and accountability in corporate governance, decision-making processes, and reporting practices, including regular disclosure of social and environmental impact metrics and engagement with stakeholders.

All of our employees are required to take and pass yearly training courses on Anti-Bribery and Anti-Corruption to ensure they understand the importance of following local laws and regulations with respect to those topics.

In addition, we and our Manufacturing Partners are committed to meeting ISO standards and maintaining ISO 9001 and/or ISO 14001 certifications. We also perform an annual CSR audit as well as anti-corruption audits of our ODM partners.

We commit to ethical practices in the development and deployment of technology, including responsible data handling and protection of user privacy.

Without an effective and efficient management system, we would not be able to optimize the value of the Corporate Social Responsibility Program and fulfill our responsibility as a loyal global citizen. Our program includes review of management systems in the areas of Ethics, Labor and Environment, and Health and Safety to help establish an organized framework for identifying, evaluating, and remediating issues as they arise.

Our Nominating and Corporate Governance Committee provides general oversight of significant ESG practices and initiatives, while our Compensation and Human Capital Committee provides oversight of human capital matters, including diversity, equity and inclusion, and our Cybersecurity and Privacy Committee provides oversight of data privacy matters.

Information regarding our ESG activities in 2023 is highlighted as follows:

Our Solutions



- Leveraging our Software as a Service ("SaaS") solution which includes Arlo Secure, Arlo Total Security, and Arlo Safe that can dramatically improve people, household, and community safety.

Our Partners



- Our primary contract manufacturers are ISO 14000 certified, SA8000 certified, and members of Responsible Business Alliance ("RBA") and Supplier Ethical Data Exchange ("SEDEX").

- We have actively transitioned our supply chain to Tier 1 manufacturers that are geographically closer to our markets. We focus on driving alignment of our product roadmaps with our manufacturers and determining what we can do collectively to reduce costs across the supply chain.

- We comply with Dodd-Frank Conflict Minerals and work to eliminate suspicious smelters from our supply chain. We also comply with UK's Modern Slavery Act and California's Transparency in Supply Chains Act.

Our Communities



- Across all of our global offices, we promote charitable giving and volunteering, through regular volunteering by employees at local food banks as well as donations to clothing and food drives across all our offices.

- Our broad compatibility allows the platform to seamlessly integrate with third-party internet-of-things ("IoT") products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, IFTTT, Stringify and Samsung SmartThings.

Our Planet



- Low Power Batteries—by taking advantage of newer technologies and engineering approaches, our IoT solutions are moving towards a future where batteries can last much longer, with less waste and fewer service calls to replace batteries.

- Water Conservation—by design, our products require no water during the production process and generate no effluent.

- Landfill Reduction—to reduce the amount of waste going to landfill, we focus on scrap reduction and reuse of materials where possible.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors and Board Skills, Experiences, and Diversity

Our Board reflects diverse perspectives, skills, experiences, and backgrounds, that represent the interests of our stakeholders. Our Board members have a broad range of experience in industries such as technology, telecommunications, network security, and finance. Four of our Board members currently have, or have had, experience serving on the boards of directors of other public companies. In addition, three members of our Board are women and two members of our Board self-identify as being from an underrepresented community.

The following discusses key skills, attributes, and experiences of the Arlo Board.



Technology, Innovation, and Services

Each of our directors have held leadership roles in various technology companies, including those that provide consumer electronics, network security, and cloud-based software as a service. This background provides Arlo with critical insight and understanding of the SaaS industry, technology trends, and innovation that improves and advances our products and services.



Finance

A significant number of our directors have professional experience in the financial sector, including as chief financial officers. This experience contributes to our Board's understanding of financial markets and effective oversight of our capital structure, financial reporting, results of operations, and other financial activities.



Leadership

All of our directors have notable leadership experience, including through service in public and private company executive roles, such as chief executive officer and chief financial officer. This collective experience provides our Board with a deep understanding of organizational dynamics, complex operations, risk management, human capital and talent management, and other areas that are critical to overseeing a global company and advancing our strategy.



Global Business

Our directors have operated in complex business environments and diverse markets. This includes experience with global operations, engaging with domestic and international stockholders, and navigating global regulatory regimes and political conditions. This experience enhances our Board's oversight of Arlo's global operations, supply chain, and strategic execution.



Corporate Governance and Risk Management

We have four directors that have held multiple directorships at other public companies, and our other directors hold private company directorships and leadership positions within companies where identifying and managing risk is paramount to their duties. This experience provides our Board with understanding of how corporate governance practices and policies can impact Arlo operations and its risk management.







86%
Independent

43%
Women

29%
from
Underrepresented
Communities

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The following table provides summary information about our Board, including membership and meeting information for fiscal year 2023 for each of the committees of the Board that existed in fiscal year 2023.

					Committee Memberships				
Name	Age	Director Since	Independent	Other Public Board	Audit	Compensation and Human Capital	Nominating and Corporate Governance	Cybersecurity and Privacy	Strategic and Capital Allocation(1)
Ralph E. Faison	65	2018	Yes	X		X	Chair	X	Chair
Matthew McRae	50	2018	No						
Prashant (Sean) Aggarwal	58	2018	Yes	X	X	X	X		
Grady K. Summers	47	2018	Yes			X		Chair	
Jocelyn E. Carter-Miller	66	2018	Yes	X	X	Chair			X
Catriona Fallon	53	2022	Yes	X	Chair			X	
Amy Rothstein	49	2019	Yes		X		X	X	X
Total meetings in 2023					8	5	4	4	1

(1) The Board approved a name change of this committee from the 'Strategic Committee' to the 'Strategic and Capital Allocation Committee' in February 2024.

Executive Officers

Each of our executive officers serves at the discretion of the Board. The determination as to which of our employees qualify as executive officers was made by the Board in accordance with the rules of the SEC. Biographical information for our executive officers as of the date of this Proxy Statement is set forth below. The following table identifies our current executive officers, their age, and their respective offices and positions.

Name	Age	Position(s)
Matthew McRae	50	Chief Executive Officer (principal executive officer)
Kurtis Binder	53	Chief Financial Officer (principal financial officer)
Brian Busse	55	General Counsel and Corporate Secretary

Matthew McRae. Matthew McRae has served as our Chief Executive Officer since February 2018 and as a member of our Board since August 2018. For additional information regarding Mr. McRae's industry experience and education, see below under "Nominees for Election for a Three-Year Term Expiring at the 2027 Annual Meeting."

Kurtis Binder. Kurtis Binder joined Arlo in September 2022 as our Chief Financial Officer. From July 2017 to September 2022 Mr. Binder was Executive Vice President and Chief Financial Officer of CalAmp Corp., a provider of telematics devices and software services within the transportation and logistics industry. Prior to his time at CalAmp, Mr. Binder spent more than seven years as the Chief Financial Officer at VIZIO, Inc., a U.S. television and consumer electronics company. Before VIZIO, Mr. Binder was the Chief Accounting Officer for Applied Medical Resources, Inc. and was also an Assurance and Advisory Business Services Partner at Ernst & Young LLP from 1997 to 2009. Mr. Binder has both his BBA and MBA in Accounting/Finance from Loyola University Maryland.

Brian Busse. Brian Busse has served as our General Counsel and Corporate Secretary since July 2018. Previously, Mr. Busse was NETGEAR's Vice President Intellectual Property & Litigation where he was responsible for overseeing worldwide litigation, intellectual property, privacy and licensing matters. Before joining NETGEAR in September 2009, Mr. Busse served as Counsel in the Intellectual Property Litigation Department of O'Melveny & Myers LLP in Menlo Park, California beginning in December 2008 where he represented public and private technology companies in a wide range of intellectual property litigation matters, including all aspects of patent litigation, including trial, discovery, motion practice, and claim construction. Mr. Busse began practicing law with the New York firm of Skadden, Arps, Slate, Meagher & Flom LLP, advising clients on various areas of litigation. Mr. Busse holds a J.D. from The University of Texas at Austin School of Law, an M.S. and Ph.D. in Physics from Oregon State University, and a B.S. in Physics from Virginia Tech. Mr. Busse is admitted to practice law in California and New York.

Corporate Governance Guidelines

The Board adopted corporate governance guidelines to assure that it will have the necessary authority and practices in place to review and evaluate the business operations as needed and to make decisions that are independent of the management. The corporate governance guidelines are also intended to align the interests of directors and management with those of the stockholders. The corporate governance guidelines set forth the practices the Board intends to follow with respect to board composition and selection including diversity, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The corporate governance guidelines include a Majority Voting in Uncontested Elections Policy pursuant to which any nominee for director is required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director (in an uncontested election) receives a greater number of "Withhold" votes than votes "For" such election. In such case, the Nominating and Corporate Governance Committee will then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board will then act on the Nominating and Corporate Governance Committee's recommendation. Promptly following the Board's decision, we would disclose that decision and an explanation of such decision in a filing with the SEC or a press release.

The corporate governance guidelines, as well as the charters for each committee of the Board, may be viewed on the "Investor Relations" section of the website at www.arlo.com. The information on the website is not incorporated by reference into this Proxy Statement or our Annual Report.

Board Independence

As required under the New York Stock Exchange ("NYSE") listing standards, a majority of the members of a listed board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board consults with our legal counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her or their family members, and the senior management and independent auditors, the Board has affirmatively determined that the following six directors are independent directors under the applicable rules of the NYSE: Messrs. Faison, Aggarwal and Summers and Mses. Carter-Miller, Fallon and Rothstein. In making this determination, the Board found that none of our directors had a material or other disqualifying relationship with the Company. Mr. McRae is not considered independent because he is an executive officer of the Company.

Board Evaluation and Education

The Nominating and Corporate Governance Committee manages an annual evaluation of the performance of the full Board and its Committees and reports on such evaluation to the Board. It is also responsible for establishing the evaluation criteria and implementing the process for such evaluation. The evaluation includes an assessment of each Committee's compliance with the principles set forth in their respective charter, as well as recommendations for improving the Board's and each Committee's effectiveness in serving the best interests of Arlo and its stockholders, specific areas in which the Board and management believe that the performance of the Board and its Committees could be improved, and overall Board composition and makeup.

The Nominating and Corporate Governance Committee also oversees continuing education for directors. We sponsor, or make available, a number of educational programs including, but not limited to, accredited directors' programs, Board education seminars, technical summits and product reviews. Board members meet the continuing education requirements of any applicable regulatory agencies.

Board Role in Risk Oversight

One of the Board's key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for us. The Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The Nominating and Corporate

Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct, and also reviews and reports to the Board on ESG matters expected to have a significant impact on the Company's performance, business, and reputation. The Compensation and Human Capital Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The Cybersecurity and Privacy Committee has the responsibility to oversee risks related to our information technology systems and processes, including privacy, network security and data security. The Strategic and Capital Allocation Committee reviews management's strategic priorities and independently assesses market conditions and opportunities.

Typically, the applicable Board committees meet at least annually with the employees responsible for risk management in the committees' respective areas of oversight. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Board Meetings

The Board met four times (including regularly scheduled and special meetings) and acted by unanimous written consent four times during 2023. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which they served in 2023 during the period in which he or she or they served on our Board or the respective committees of our Board.

In fiscal year 2023, our independent directors met three times in an executive session at which Mr. Faison presided and only independent directors were present.

Stockholder Engagement

Stockholder engagement is an important dimension of effective corporate governance. Information exchange is critical to our success, and we meet with our stockholders frequently to discuss critical topics including business strategy, financial and operational performance, and our corporate governance philosophy. Stockholder engagement is not unilateral; we use those interactions with our investors to gather feedback on our performance, company perception, and additional opportunities to enhance stakeholder value. As a part of our outreach efforts, we continue to engage with stockholders several times throughout the year through various mediums including investor conferences, non-deal roadshows, analyst days, and industry events. Through these channels in 2023, we were able to capture feedback around varying areas of interest for investors including strategic partnerships, market valuation and capital allocation programs. We incorporated ideas from these discussions in our strategic Investor Relation plan and will continue to do so as we work with the Board to finalize our capital allocation program.

In addition, we host quarterly conference calls with the investment community to discuss our financial and operational results. This includes immediate follow-up discussions subsequent to the earnings call with all of the institutional analysts who cover our stock and five or six of our top stockholders. All of the published analyst reports and feedback from our top shareholders are shared with our Board and executive team to share additional insight on how the company is viewed.

We also engage with passive investors who are interested in maintaining an active dialogue. Some of these investors give direct feedback on business practices including compensation strategy, corporate governance, and our impact on the community including environmental and social issues. This regular engagement facilitates a better discussion and understanding of the stockholders' priorities, perspectives, and challenges which helps position us to successfully deliver on our initiatives, programs, and goals. This continuous feedback loop provides information and insights that we can evaluate and share with our Board if necessary as we continue to progress our business practices and design effective disclosures.

Insider Trading Compliance Program

The Board has adopted an Insider Trading Compliance Program that prohibits the executive officers, all other employees and non-employee directors as well as their family members from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to Arlo stock. In addition, this prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding securities or pledging securities as collateral for loans or otherwise. We have appointed Brian Busse, the General Counsel and Corporate Secretary, as the Insider Trading Compliance Officer. In such capacity, Mr. Busse is generally responsible for the administration of our Insider Trading Compliance Program.

The Insider Trading Compliance Program may be viewed on the "Investor Relations" section of the website at www.arlo.com. The information on the website is not incorporated by reference into this Proxy Statement or our Annual Report.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations from certain reporting persons that no other reports were required, during the fiscal year ended December 31, 2023, other than a Form 4 covering one transaction for Mr. McRae that was filed late on July 12, 2023 and a Form 4 covering one transaction for Mr. Binder that was filed late on October 3, 2023, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

Related Party Policy and Transactions

From time to time, we enter into transactions with entities in which the amounts involved exceeded or will exceed $120,000, and any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Employment Arrangements

We currently have written employment letters with our executive officers. For information about our employment agreements with our named executive officers, refer to "Executive Compensation - Agreements with our Named Executive Officers."

Equity Awards Granted to Executive Officers and Directors

We have granted stock options and RSUs (including performance-based RSUs) to our executive officers and options and RSUs to directors. For information about the equity awards granted to our named executive officers and our directors, refer to "Executive Compensation—Outstanding Equity Awards at Fiscal Year-End" and "Executive Compensation—Non-Employee Director Compensation."

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Related Person Transactions

We have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to us and our stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit Committee with respect to each issue under consideration, and decisions will be made by our Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics ("Code of Ethics") which applies to all of our directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to the General Counsel and is located on the "Investor Relations" section of the website at www.arlo.com. If we amend or grant any waiver from a provision of the Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on its website and as required by applicable law. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report.

Communications with the Board

Stockholders or interested parties who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Arlo Technologies, Inc., 2200 Faraday Ave., Suite #150, Carlsbad, California 92008. These communications will be reviewed by the Corporate Secretary of Arlo who will determine whether the communication is appropriate for presentation to the Board or the relevant director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations, and hostile communications).

Board and Committee Structure

Arlo regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Arlo's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The current membership and function of each standing committee is described on the following page.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Arlo's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Arlo's stockholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Arlo, while leveraging our independent Chair's experience to drive accountability at the Board level.

The Board has an independent Chair, Mr. Faison, who has authority to call and preside over the Board meetings, to set meeting agendas and to determine materials to be distributed to the Board, among other things. Accordingly, the Chair has substantial ability to shape the work of the Board. We believe that separation of the positions of Chair and Chief Executive Officer reinforces the independence of the Board in its oversight of our business and affairs. In addition, we have a separate chair for each committee of the Board. The Chair of each committee is expected to report to the Board from time to time, or whenever so requested by the Board, on the activities of his or her committee in fulfilling that chair's responsibilities as detailed in its respective committee charter or specify any shortcomings should that be the case. In addition, we believe that having a separate Chair creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of us and our stockholders. As a result, we believe that having a separate Chair can enhance the effectiveness of the Board as a whole.

Audit Committee

The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to oversee our corporate accounting and financial reporting processes, internal controls, independent auditor relationships, and audits of its financial statements. For this purpose, the Audit Committee performs several functions, including, among other things:

- overseeing management's establishment and maintenance of adequate systems of internal controls over financial reporting;

- overseeing our legal and regulatory compliance programs;

- reviewing and assessing management's policies and processes for monitoring and controlling our financial risk exposures;

- overseeing our financial reporting process, including the filing of financial reports; and

- selecting independent auditors, evaluating their independence and performance and approving audit fees and terms.

The Audit Committee is comprised of four directors: Ms. Fallon, who chairs the committee, Mses. Carter-Miller and Rothstein and Mr. Aggarwal.

The Board has adopted a written Audit Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report to Stockholders (the "Annual Report").

The Board reviews the NYSE listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in Section 303A.07(a) of the NYSE Listed Company Manual).

The Board has also determined that Ms. Fallon and Mr. Aggarwal qualify as "audit committee financial experts," as defined in applicable Securities and Exchange Commission (the "SEC") rules. The Board made a qualitative assessment of their level of knowledge and experience based on a number of factors, including their formal education and previous and current experience in financial roles.

Compensation and Human Capital Committee

The philosophy of the Compensation and Human Capital Committee is to ensure that we use exceptional talent practices relevant to our size and industry and provide compensation to our executive officers in such a manner as to attract and retain the best available personnel for positions of substantial responsibility. The committee aims to oversee our management in its mission of creating a talent rich organization to ensure exceptional leadership, to provide incentives for such persons to perform to the best of their abilities and drive a highly ethical performance culture, and to promote the success of our business by delivering more sustainable returns and driving long-term value creation.

The Compensation and Human Capital Committee is comprised of four directors: Ms. Carter-Miller, who chairs the committee, and Messrs. Faison, Aggarwal and Summers. Our Board has determined that each of the members of our Compensation and Human Capital Committee are independent (as independence is currently defined in NYSE Listed Company Manual Section 303A.02 as applied to Compensation and Human Capital Committee members), and is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The Board has adopted a written Compensation and Human Capital Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report.

The Compensation and Human Capital Committee acts on behalf of the Board to review, adopt or recommend to the Board for adoption, and oversee the compensation strategy, policies, plans and programs. For this purpose, the Compensation and Human Capital Committee performs several functions, including, among other things:

- reviewing and approving (or, if it deems appropriate, recommending to the full Board for its approval) our executive compensation programs and arrangements, including for our Chief Executive Officer and other executive officers;

- reviewing and approving (or, if it deems appropriate, recommending to the full Board for its approval) the corporate goals and objectives relevant to the compensation of our executive officers, evaluating performance in light thereof and considering factors related to our performance and the accomplishment of our long-term business and financial goals;

- providing oversight of our overall compensation goals and guidelines for our employees;

- evaluating the competitiveness of the compensation of our executive officers (including our Chief Executive Officer) and our overall compensation plans;

- overseeing the administration of our compensation policies, plans and benefit programs;

- overseeing the development and monitoring the success of our human capital strategy;

- overseeing the development, implementation and effectiveness of our policies and strategies relating to our human capital management function, which include, among other things, matters relating to our demographics, leadership excellence, talent management and development, talent acquisition, team member engagement, retention and attrition, and diversity, equity and inclusion; and

- evaluating, reviewing and approving on a periodic basis (or if it deems appropriate, making recommendations to the full Board regarding) the compensation programs for non-employee members of the Board including but not limited to, cash retainers and equity compensation.

Compensation and Human Capital Committee Processes and Procedures

Typically, the Compensation and Human Capital Committee meets at least quarterly and with greater frequency, if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation and Human Capital Committee, in consultation with management. The Compensation and Human Capital Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation and Human Capital Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation and Human Capital Committee meetings. The Chief Executive Officer does not participate in, and is not present during, any deliberations or determinations of the Compensation and Human Capital Committee regarding his compensation or individual performance objectives. The charter of the Compensation and Human Capital Committee grants the Committee the authority to retain and obtain, at our expense, advice and assistance from a compensation consultant, legal counsel or other advisers that the Committee considers necessary to assist it in the performance of its duties and responsibilities as set forth in the charter of the Compensation and Human Capital Committee. The Compensation and Human Capital Committee has direct responsibility for the oversight of the work of any advisers engaged for the purpose of advising the Committee. Under its charter, the Compensation and Human Capital Committee may form and delegate authority to subcommittees as appropriate, and, to the extent required by SEC and NYSE rules, this Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and NYSE, that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

The Compensation and Human Capital Committee engaged Compensia, Inc. ("Compensia") for the majority of 2023 as its independent compensation consultant. Compensia was retained to provide an assessment of our executive and director compensation programs in comparison to executive and director compensation programs at selected publicly-traded peer companies. As part of its engagement, Compensia was requested by the Compensation and Human Capital Committee to review its peer group of comparative companies and to perform analyses of compensation levels for that group. Compensia provided recommendations on the peer group used to determine appropriate executive compensation recommendations for the Compensation and Human Capital Committee for its consideration. In October 2023, Pay Governance LLP was retained to serve as the Compensation and Human Capital Committee's independent compensation consultant and assist with reviewing Arlo's peer group for 2024 compensation decisions.

The Compensation and Human Capital Committee typically holds one or more meetings during the first quarter of the year to discuss and make recommendations to the Board for annual compensation adjustments, annual bonuses, annual equity awards, and new corporate performance objectives. However, the Compensation and Human Capital Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation and Human Capital Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation and Human Capital Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation and Human Capital Committee, which determines recommendations to the Board regarding any adjustments to his compensation as well as awards to be granted. As part of its deliberations for all executives and directors, the Compensation and Human Capital Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, compensation data from comparative companies, compensation surveys and recommendations of any compensation consultant.

Compensation and Human Capital Committee Interlocks and Insider Participation

As stated above, the Compensation and Human Capital Committee currently consists of Ms. Carter-Miller and Messrs. Faison, Aggarwal and Summers. No member of the Compensation and Human Capital Committee has ever been an officer or employee of Arlo. None of our executive officers currently serves, or has served during the last completed fiscal year, on a Compensation and Human Capital Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation and Human Capital Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, selecting or recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing a set of corporate governance principles.

The Nominating and Corporate Governance Committee is comprised of three directors: Mr. Faison, who chairs the committee, and Mr. Aggarwal and Ms. Rothstein. Each of the members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in NYSE Listed Company Manual Section 303A.02). The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to stockholders on the "Investor Relations" section of the website at www.arlo.com. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report. The functions of this committee include, among other things:

- recommending nominees for our Board and its committees;

- recommending the size and composition of our Board and its committees;

- reviewing and considering our practices and initiatives with respect to environmental, social and governance ("ESG") matters expected to have a significant impact on its performance, business activities or reputation and periodically provide reports to the Board on ESG matters;

- reviewing our corporate governance guidelines, corporate charters and proposed amendments to our certificate of incorporation and bylaws;

- annually reviewing our succession planning process for members of our executive management team, and working with our Board in evaluating potential successors for these roles; and

- reviewing and making recommendations to address stockholder proposals.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity (including with respect to age and gender), age, skills and such other factors as it deems appropriate, given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. Although we do not have a formal policy on Board diversity, the Nominating and Corporate Governance Committee takes into account a broad range of diversity considerations when assessing director candidates, including individual backgrounds and skill sets, professional experience and other factors that contribute to our Board having an appropriate range of expertise, talents, experiences and viewpoints, and considers those diversity considerations, in view of the needs of the Board as a whole, when making decisions on director nominations.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Committee at the following address: c/o Arlo Technologies, Inc., 2200 Faraday Ave., Suite #150, Carlsbad, California 92008, Attn: Corporate Secretary, no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the preceding year's annual meeting. Submissions must include the name and address of the stockholder on whose behalf the submission is made; the number of shares that are owned beneficially by such stockholder as of the date of the submission; the full name of the proposed candidate; a description of the proposed candidate's business experience for at least the previous five years; complete biographical information for the proposed candidate; and a description of the proposed candidate's qualifications as a director. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Cybersecurity and Privacy Committee

The Cybersecurity and Privacy Committee is comprised of four directors: Mr. Summers, who chairs the committee, Mr. Faison and Mses. Fallon and Rothstein. Each of the members of the Cybersecurity and Privacy Committee are ''independent'' under the applicable rules of the NYSE. The functions of this committee include, among other things:

- overseeing the quality and effectiveness of our information security team, and policies and procedures with respect to its information technology systems, including but not limited to enterprise cybersecurity and privacy;

- reviewing and providing oversight on the policies and procedures in preparation for responding to any material incidents;

- reviewing periodically with management our disaster recovery capabilities;

- overseeing our information technology senior management team relating to budgetary priorities based, in part, on assessing risk associated with various perceived cyber-threats;

- annually evaluating the performance of the Cybersecurity and Privacy Committee, annually reviewing and assessing the adequacy of the charter, and recommending any proposed changes to the Board for approval;

- annually reviewing the appropriateness and adequacy of our cyber-insurance coverage;

- reviewing the quality and effectiveness from a cybersecurity and privacy perspective of our information technology processes that affect the internal controls over financial reporting; and

- overseeing our management or risks related to its information and technology systems and processes.

The Board has adopted a written Cybersecurity and Privacy Committee charter that is available to stockholders on the ''Investor Relations'' section of the website at www.arlo.com. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report.

Strategic and Capital Allocation Committee

The Strategic and Capital Allocation Committee is comprised of three directors: Mr. Faison, who chairs the committee, and Mses. Carter-Miller and Rothstein. Each of the members of the Strategic and Capital Allocation Committee are ''independent'' under the applicable rules of the NYSE. The functions of this committee include, among other things:

- evaluating and making recommendations to the Board with respect to our overall strategic transaction and financing strategy;

- evaluating and making recommendations to the Board with respect to our overall long-range financial and strategic planning goals and objectives and review the allocations of corporate resources recommended by management; and

- identifying, monitoring and evaluating proposals, offers and other communications to and from third parties and potential strategic partners; and

- monitoring the progress and content of any negotiations and agreement between Arlo and potential third-party strategic partners.

The Board has adopted a written Strategic and Capital Allocation Committee charter that is available to stockholders on the ''Investor Relations'' section of the website at www.arlo.com. The information on our website is not incorporated by reference into this Proxy Statement or our Annual Report.

Director Nominees

The Nominating and Corporate Governance Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. To that end, the Nominating and Corporate Governance Committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Nominating and Corporate Governance Committee views as critical to effective functioning of the Board. The brief biographies below include information, as of the date of this Proxy Statement, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the Nominating and Corporate Governance Committee to believe that the nominee should continue to serve on the Board. However, each of the members of the Nominating and Corporate Governance Committee may have a variety of reasons why such member believes a particular person would be an appropriate nominee for the Board, and these views may differ from the views of other members.

Nominees for Election for a Three-Year Term Expiring at the 2027 Annual Meeting



Matthew McRae

Age 50

Director since 2018

Board Committees:
None

Other Current Public Company
Boards: None

Business Experience:

Matthew McRae has served as our Chief Executive Officer since February 2018 and as a member of our Board since August 2018. Mr. McRae served as Senior Vice President of Strategy of NETGEAR, Inc. ("NETGEAR") from October 2017 until August 2018. Mr. McRae previously served as the Chief Technology Officer of Vizio Inc., a consumer electronics company, from 2010 to 2017, and prior to that served as its Vice President and General Manager, Advanced Products Group, from 2008 to 2010. From 2007 to 2008, Mr. McRae was Vice President of Marketing and Business Development of Fabrik (now part of HGST, Inc.), a provider of data storage and next generation web services, and prior to that, from 2001 to 2007, was the Senior Director, Worldwide Business Development at Cisco Systems Inc., a leader in networking services. Mr. McRae has served on the board of directors of two private technology companies: Violux since September 2020 and Within since May 2021. He previously served on the board of directors of Dedicated Hosting Services, Inc., UC Irvine Institute for Innovation and the Leatherby Center for Entrepreneurship and Business Ethics at the Business School of Chapman University.

Qualifications:

The Nominating and Corporate Governance Committee believes that Mr. McRae's extensive industry experience in leadership positions at consumer electronics and technology companies qualifies him to serve as a member of our Board.



Catriona M. Fallon

Age 53

Director since 2021

Board Committees:
Audit (Chair),
Cybersecurity and Privacy

Other Current Public Company
Boards: Palomar Holdings, Inc.

Business Experience:

Catriona Fallon has served as a member of our Board since August 2021. She is an executive advisor, chief financial officer ("CFO") and investor, helping companies achieve outpaced performance. Ms. Fallon currently serves on the board of directors for Palomar Holdings, Inc., a publicly traded specialty insurance company and General Fusion, a privately held Canadian company which is pursuing the fastest and most practical path to commercial fusion energy. Ms. Fallon previously served on the board of directors of publicly-traded company Cray Inc., until its acquisition by Hewlett Packard Enterprise. In addition to her directorships, Ms. Fallon also has served as CFO for several technology companies, including Aktana from 2021 to 2022, a software and services company, and Hitachi Vantara from 2019 to 2020, a multi-billion-dollar digital solutions subsidiary of Hitachi, Ltd. Prior to her employment at Hitachi Vantara, Ms. Fallon was CFO at Silver Spring Networks from 2017 to 2018 where she helped to execute the sale of the company to Itron. From 2015 to 2017, Ms. Fallon was EVP and CFO at Marin Software, a company providing software as a service to optimize online advertising. Ms. Fallon additionally has held leadership positions across a variety of technology companies including Cognizant Technology Solutions and Hewlett-Packard. She also has served as an equity analyst at Citigroup Investment Research and held roles with Piper Jaffray & Company, and McKinsey & Company.

Qualifications:

Ms. Fallon brings more than twenty years of strategic finance expertise and leadership experience to her role as a board member via her significant operational and finance experience as a board member and executive of various technology companies. The Nominating and Corporate Governance Committee believes that Ms. Fallon's understanding of finance, financial reporting, strategy, corporate efficiencies and risk management qualifies her to serve as a member of our Board.

Directors Continuing in Office Until the 2025 Annual Meeting



Ralph E. Faison

Age 65

Director since 2018

Board Committees:
Chairman of the Board, Nominating and Corporate Governance (Chair), Compensation and Human Capital, Cybersecurity and Privacy, Strategic and Capital Allocation (Chair)

Other Current Public Company Boards: Vislink Technologies, Inc.

Business Experience:Ralph E. Faison has served as the Chairman of our Board since August 2018. Prior to joining our Board, Mr. Faison served on the board of directors of NETGEAR from August 2003 to August 2018. Mr. Faison is currently a private investor. From 2011 to 2014, Mr. Faison served as the President and Chief Executive Officer and chair of the board of directors of Pulse Electronics Corporation, a public company and manufacturer of electronic components. From 2003 through 2007, Mr. Faison served as Chief Executive Officer of Andrew Corporation, a public company and manufacturer of communications equipment and systems. He also served at various times as President, Chief Operating Officer, and Director at Andrew Corporation. From 2001 to 2002, Mr. Faison was President and Chief Executive Officer of Celiant Corporation, a manufacturer of power amplifiers and wireless radio frequency systems, which was acquired by Andrew Corporation. From 1997 to 2001, Mr. Faison was Vice President of the New Ventures Group at Lucent Technologies, Inc., a communications service provider, and from 1995 to 1997, he was Vice President of advertising and brand management at Lucent. Prior to joining Lucent, Mr. Faison also held various positions at AT&T, including as Vice President and General Manager of AT&T's wireless business unit and manufacturing Vice President for its consumer products unit in Bangkok, Thailand. Mr. Faison also serves on the board of directors of Vislink Technologies, Inc., a public company that produces wireless broadcast video cameras for the commercial broadcast and military markets.

Qualifications:

Mr. Faison has extensive experience in leading and managing large international companies. He is well-versed in the complex manufacturing and distribution systems that today's multinational companies implement. The Nominating and Corporate Governance Committee believes that Mr. Faison, as a previous public company chair and chief executive officer, is able to advise Arlo on many aspects of public company governance and management and is qualified to serve as a member of our Board.



Jocelyn E. Carter-Miller

Age 66

Director since 2018

Board Committees:
Compensation and Human Capital (Chair), Audit, Strategic and Capital Allocation

Other Current Public Company Boards: Principal Financial Group, Inc., Interpublic Group of Companies, Inc., Backblaze, Inc.

Business Experience:

Jocelyn E. Carter-Miller has served as a member of our Board since August 2018. Prior to joining our Board, Ms. Carter-Miller served on the board of directors of NETGEAR from January 2009 to August 2018. Since 2001, Ms. Carter-Miller has been President of TechEdVentures, Inc. and since 2013 has been President of SoulTranSync, LLC, both of which are entrepreneurial ventures specializing in the development and marketing of high performance educational and personal/ community empowerment programming. Ms. Carter-Miller has also led Jocelyn Carter-Miller, LLC, a business consulting firm, as President since 2016. From 2002 to 2004, Ms. Carter-Miller served as Executive Vice President and Chief Marketing Officer of Office Depot, Inc. Prior to that, Ms. Carter-Miller spent a decade with Motorola, Inc., initially as a Director of Marketing and Network Service Quality, then as Vice President and GM of International Networks Division Latin America and EMEA Operations, and ultimately as Corporate Vice President and Chief Marketing Officer. She also spent ten years at Mattel, Inc. in marketing, product development and strategic business planning roles. Ms. Carter-Miller also currently serves on the board of directors of Principal Financial Group, Inc., Interpublic Group of Companies, Inc. and Backblaze, Inc.

Qualifications:

Ms. Carter-Miller provides an in-depth understanding of marketing to home users and small businesses based on her extensive marketing and executive experience at various public companies serving those consumers. The Nominating and Corporate Governance Committee believes that Ms. Carter-Miller's expertise gained from her time on the boards of large public companies provides an important perspective on corporate governance best practices and procedures that can be applied at Arlo and qualifies her to serve as a member of our Board.

Directors Continuing in Office Until the 2026 Annual Meeting



Grady K. Summers

Age 47

Director since 2018

Board Committees:
Cybersecurity and Privacy (Chair),
Compensation and
Human Capital

Other Current Public Company
Boards: None

Business Experience:

Grady Summers has served as a member of our Board since August 2018. Prior to joining our Board, Mr. Summers served on the board of directors of NETGEAR from January 2016 to August 2018. Mr. Summers currently serves as Executive Vice President, Product at SailPoint Technologies, Inc., a leading provider of enterprise identity governance solutions. From 2014 to 2020, Mr. Summers served in various roles at FireEye, Inc., a manufacturer of flame safeguard controls and burner management systems, most recently as Executive Vice President and Chief Technology Officer. He joined FireEye through its 2014 acquisition of Mandiant. From 2012 to 2014 while at Mandiant, Mr. Summers served as Vice President of Strategic Solutions and led the company's strategic consulting and customer success divisions. From 2010 to 2012, Mr. Summers was a principal at Ernst & Young. From 1999 to 2010, he held various roles at General Electric, most recently as the Chief Information Security Officer overseeing GE's large global information security organization.

Qualifications:

Mr. Summers provides Arlo with technology perspectives, strategic insight and cybersecurity oversight. The Nominating and Corporate Governance Committee believes that Mr. Summers' experience reviewing, leading, designing and implementing cybersecurity programs and his expertise in addressing the security and privacy challenges that Arlo faces in today's connected world qualifies him to serve as a member of our Board.



Prashant (Sean) Aggarwal

Age 58

Director since 2018

Board Committees:
Nominating and Corporate
Governance, Compensation and
Human Capital, Audit

Other Current Public Company
Boards: Lyft, Inc. (Chair) and Sonder
Holdings Inc.

Business Experience:

Prashant (Sean) Aggarwal has served as a member of our Board since October 2018. Mr. Aggarwal has served as Chief Executive Officer of Soar Capital Partners since 2016, where he focuses on investments in early-stage technology companies. From 2011 to 2015, Mr. Aggarwal was Chief Financial Officer of Trulia, Inc., an online real estate company, where he directed the company's successful initial public offering in 2012. From 2008 to 2011, Mr. Aggarwal served as Vice President of Finance at PayPal, Inc., an online payments company. From 2003 to 2008, Mr. Aggarwal held various finance roles at eBay, Inc., an online commerce company, including Vice President of Finance. Prior to eBay, Mr. Aggarwal was Director of Finance at Amazon, Inc., an online commerce company. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Aggarwal also currently serves on the board of directors of Lyft, Inc., a transportation company that connects drivers with riders, and Sonder Holdings, Inc., a hospitality company.

Qualifications:

Mr. Aggarwal has significant operational and finance experience as an executive and board member of technology companies. He has led organizations through periods of rapid top-line growth and expansion into international markets. The Nominating and Corporate Governance Committee believes that Mr. Aggarwal's deep understanding of finance, financial reporting, strategy, operations and risk management qualifies him to serve as a member of our Board.



Amy Rothstein

Age 49

Director since 2019

Board Committees:
Audit, Nominating and Corporate Governance, Cybersecurity and Privacy, Strategic and Capital Allocation

Other Current Public Company Boards: None

Business Experience:

Amy Rothstein has served as a member of our Board since May 2019. Ms. Rothstein currently serves as Chief Legal Officer and Head of Corporate Development at Nexxen (formerly Tremor International Ltd.), a leading provider of digital video brand advertising solutions, where she is responsible for managing global legal affairs and driving operational and strategic goals. Ms. Rothstein also previously served as Chief Operating Officer of Nexxen. Ms. Rothstein joined Nexxen through its acquisition of RhythmOne Plc in 2019, at which time Ms. Rothstein served as Executive Vice President, Chief Legal Officer and Chief Operating Officer of RhythmOne. Ms. Rothstein joined RhythmOne through its acquisition of YuMe Inc., where since 2013, she served as Deputy General Counsel and then General Counsel. Prior to joining YuMe, Ms. Rothstein served as Director of Mergers and Acquisitions for North America at Hewlett Packard Inc., where she led and supported a variety of complex transactions and provided governance counsel. She has also held associate positions at Weil, Gotshal and Manges LLP and Cooley LLP advising clients on a wide variety of securities, mergers and acquisitions, commercial and governance matters.

Qualifications:

Ms. Rothstein has significant legal and operational experience as an executive in technology and advertising companies. The Nominating and Corporate Governance Committee believes that Ms. Rothstein's extensive experience evaluating and executing complex strategic transactions including mergers and acquisitions and advising public company technology boards qualifies her to serve as a member of our Board.

arlo

DIRECTOR AND EXECUTIVE COMPENSATION

DIRECTOR COMPENSATION

Under our non-employee director compensation policy (the "Director Compensation Policy"), our non-employee directors received the following compensation for the 2023 fiscal year:

Cash Retainer. Our non-employee directors receive a $32,000 annual retainer. The Chair of the Board and members and Chairs of each committee of the Board also receive the additional annual retainers described below:

- *Chair*. The Chair of the Board will receive an additional annual retainer of $50,000.
- *Audit Committee*. Each member (including the Chair) of the Audit Committee will receive an annual retainer of $10,000, and the Chair will receive an additional annual retainer of $12,000.
- *Compensation and Human Capital Committee*. Each member (including the Chair) of the Compensation and Human Capital Committee will receive an annual retainer of $7,500, and the Chair will receive an additional annual retainer of $7,500.
- *Nominating and Corporate Governance Committee*. Each member (including the Chair) of the Nominating and Corporate Governance Committee will receive an annual retainer of $5,000, and the Chair will receive an additional annual retainer of $5,000.
- *Cybersecurity and Privacy Committee*. Each member (including the Chair) of the Cybersecurity and Privacy Committee will receive an annual retainer of $10,000, and the Chair will receive an additional annual retainer of $10,000.
- *Strategic and Capital Allocation Committee*. The members (including the Chair) of the Strategic and Capital Allocation Committee currently do not receive annual retainers for serving on this committee.

All retainers are paid on a quarterly basis following the end of each quarter and are prorated, as needed, for partial service during such period.

Annual Grant. In addition, on an annual basis, each non-employee director who continues to serve as a non-employee director following each annual meeting of stockholders will receive an annual grant of a number of RSUs equal to $180,000 divided by the NYSE closing price of our common stock on the date of such annual stockholder meeting (rounded down to the nearest whole share), which will become fully vested on the date of the following year's annual stockholder meeting.

Initial RSU Grant. Upon joining the Board, each non-employee director will receive an initial grant of RSUs (the "Initial Grant") equal to $180,000, with such dollar amount prorated for the date of such initial election or appointment in relation to the date of the previous annual meeting of stockholders, divided by the NYSE closing price of our common stock on the date of grant (rounded down to the nearest whole share), which will become fully vested on the date of the next annual stockholder meeting.

Vesting of equity awards held by our non-employee directors will fully accelerate if we are subject to a "change in control" (as defined under our 2018 Equity Incentive Plan (the "2018 Plan")).

Continuing Education. In order to encourage continuing director education, we reimburse certain director education of $7,000 over a two-year period and we provide continuing education sessions for the Board, as a whole, to attend in connection with one of its regularly scheduled meetings.

Travel Expenses. Our non-employee directors are entitled to reimbursement for travel and other related expenses incurred in connection with their attendance at meetings of our Board and the committees thereof.

The following table details the compensation of our non-employee directors for the 2023 fiscal year.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Ralph E. Faison[4]	$109,500	$179,998	$ —	$289,498
Prashant (Sean) Aggarwal[4]	$ 54,500	$179,998	$ —	$234,498
Grady K. Summers[4]	$ 59,500	$179,998	$ —	$239,498
Jocelyn E. Carter-Miller[4]	$ 57,000	$179,998	$ —	$236,998
Catriona M. Fallon[4]	$ 64,000	$179,998	$ —	$243,998
Amy M. Rothstein[5]	$ 57,000	$179,998	$10,000	$246,998

(1) The fees earned by our non-employee directors in 2023 represent the annual cash retainers discussed above, a portion of which were paid in 2024.

(2) The amounts included in the "Stock Awards" column represent the grant date fair value of awards granted in 2023 calculated in accordance with FASB ASC 718. Refer to Note 2 in the Notes to Consolidated Financial Statements in Item 8 of Part II of the Annual Report for the assumptions used to estimate fair value at the grant date.

(3) The amount included in the "Option Awards" column represent the grant date fair value of awards granted in 2023 calculated in accordance with FASB ASC 718. Refer to Note 2 in the Notes to Consolidated Financial Statements in Item 8 of Part II of the Annual Report for the assumptions used to estimate fair value at the grant date.

(4) As of December 31, 2023, each of Messrs. Faison, Aggarwal and Summers, and Mses. Carter-Miller and Fallon held 19,629 RSUs.

(5) As of December 31, 2023, Ms. Rothstein held 19,629 RSUs and outstanding stock options to purchase 10,000 shares of our common stock.

Compensation Discussion and Analysis

We became a public company in August 2018, and in 2019 through 2023 we filed our proxy statements under the scaled-down executive compensation disclosure requirements generally available to emerging growth companies. As of December 31, 2023, we ceased to be an emerging growth company and, therefore, this year's Proxy Statement includes additional detail regarding executive compensation that was previously not required, including (1) Compensation Discussion and Analysis, (2) additional compensation tables that provide disclosure on "Grants of Plan-Based Awards," "Option Exercises and Stock Vested" and "Potential Payments upon Termination or Change in Control," (3) an advisory vote on the compensation of our named executive officers, which is included as Proposal Three in this proxy statement; and (4) an advisory vote on the preferred frequency of advisory shareholder votes on the compensation of our named executive officers, which is included as Proposal Four in this proxy statement.

Our Compensation Discussion and Analysis ("CD&A") includes a detailed discussion of compensation for our named executive officers for the year ended December 31, 2023, which consist of our principal executive officer, chief financial officer and our next most highly compensated executive officer as of December 31, 2023. We have no other executive officers who were serving as of December 31, 2023 or who served during 2023.

2023 Business Highlights

In fiscal year 2023, we accelerated the growth of our services business which drove outstanding results across all of our key metrics. Strong demand, increased subscriptions, higher average revenue per user ("ARPU"), and record gross margin are fueling Arlo's trajectory of improving performance and profitability. Our strategy and excellent execution also produced a significant increase in the life time value ("LTV") of our subscribers which expands stockholder value.

Our significant business achievements for fiscal 2023 include:

- Annual recurring revenue ("ARR") ended at $210.1 million, growing 52.5% year over year

- Record service revenue of $201.2 million, growing 47.4% year over year

- Full year free cash flow ("FCF") of $35.5 million with FCF margin of 7.2% up $83.4 million year over year

- Non-GAAP operating income of $25.0 million, an increase of $31.0 million year over year

- Cash and cash equivalence and short-term investment were $136.5 million as of December 31, 2023

- Cumulative paid accounts of 2.8 million as of December 31, 2023 up 51.1 % year over year

- Total Stockholder Return outperformed Russel 2000 Index

Our transformation from a hardware to a service business enabled us to deliver these strong operational results. Critical to this transformation was our management team executing a complete shift in pricing strategy, leveraging the hardware as a tool to drive more households into the Arlo ecosystem. As a result of this catalyst, paid accounts grew 51.1%, service revenue grew 47.4%, and ARR grew 52.5% year over year. Arlo's keen focus on these critical key business metrics resulted in the company delivering operational excellence that is being recognized by the investment community which drove more than 170% increase in the value of our common stock during 2023 from a closing price of $3.51 per share on December 30, 2022 to a closing price of $9.52 on December 29, 2023.

2023 Executive Compensation Highlights

- **No cash compensation increases.** We did not increase base salaries or annual target performance bonuses for any of our named executive officers during 2023.

- **Limited fixed pay.** Over 83% of our Chief Executive Officer's and 74% of Mr. Busse's 2023 total direct compensation, on average, was 'at-risk' and dependent on Company performance. Components of such at-risk compensation included annual performance bonus earned and equity incentive awards granted, excluding additional tranches of PSUs granted pursuant to the Executive Retention Program in 2022. Mr. Binder is not included in the "Other NEOs" chart below because he was hired in September 2022 and did not receive any equity award grants in 2023.



- **Rigorous annual incentive plan goals.** We structured annual performance bonuses to provide payout upon achievement of a rigorous Non-GAAP Operating Income target for 2023; we achieved 70% of our target goal and paid bonuses to our named executive officers equal to 70% of target. For 2023, we chose to pay annual performance bonuses in the form of fully-vested RSUs.

- **Emphasis on performance-based equity tied to our multi-year strategy.** We continued to emphasize equity awards that vest based on performance goals. In 2023, in addition to time vesting RSUs, we granted PSUs to our named executive officers. 75% of our Chief Executive Officer's and 63% of Mr. Busse's 2023 equity awards consisted of PSUs that vest based on achievement of attainment of certain Cumulative Paid Subscriber thresholds ("CPS PSUs").

- **No one-time equity awards.** We did not make any one-time equity awards to our named executive officers during 2023 and we lowered the aggregate grant date value of annual equity awards granted to Messrs. McRae and Busse, from awards granted in 2022. We did not grant equity awards to Mr. Binder in 2023, since he was hired in September 2022 and received a sign-on equity award.

Relationship between Pay and Performance

Consistent with our philosophy, we pay our executive based on performance measures that drive long-term growth and value creation for our stockholders. We link executive compensation and our stockholder interests by structuring a meaningful portion of our executive officers' annual target total direct compensation to be both "at-risk" and variable in nature. While we do not determine either "variable" or "fixed" pay for each executive officer with reference to a specific percentage of target total direct compensation, consistent with our "pay-for-performance" philosophy, generally, we seek to emphasize variable pay over fixed pay and equity compensation over cash compensation.

Our executives' pay has been demonstrably linked to our operational success. Looking at our operational performance from a historic perspective, since going public, Arlo has increased paid accounts by 25x, delivered ARR growth of 16x, and improved non-GAAP operating margins by over 1200 basis points. Since the introduction of our Long-Range-Plan ("LRP") in 2022, we have successfully executed against those key business metrics increasing paid accounts by 2.2x, delivering ARR growth of 2.1x, and improving non-GAAP operating margins by 770 basis points. We are one of less than 10 companies who have generated $100 million of ARR in their first 5 years of operations.



25x since IPO and 2.2x since LRP start
113K
1.27M
2.81M
IPO Aug 2018
LRP Mar 2022
Now Dec 2023
PAID ACCOUNTS
16x since IPO and 2.1x since LRP start
$13M
$101M
$210M
IPO Aug 2018
LRP Mar 2022
Now Dec 2023
ANNUAL RECURRING REVENUE
+12.3% since IPO and +7.7% since LRP start
-7.1%
-2.6%
+5.1%
IPO FY 2018
LRP FY 2021
Now FY 2023
OPERATING MARGIN (NON-GAAP)

We accelerated our services business in fiscal 2023 which resulted in growth in paid accounts, ARR, and Non-GAAP operating income. As a result of this execution, Arlo stockholders have benefited from appreciation in our stock price of more than 170% since December 2022. Our executives have also positioned Arlo for future success by continuing to drive platform innovations and delivering additional smart security devices and services. These initiatives enable a further acceleration of subscriber growth, an opportunity to drive higher ARPU per customer, and allow us to form strategic partnerships in various adjacent markets. With these growth drivers in place, by 2030 we expect to at least double our paid accounts base, more than double our ARR, and grow operating margins by 1500 basis points.



Original Long-Range Plan MARCH 2022 TARGETS FOR ≤ 2027		New Long-Range Plan NEW TARGETS FOR ≤ 2030
5 Million Paid Accounts	→	**10 Million** Paid Accounts
$300 Million In ARR	→	**$700 Million** In ARR
≥10% In Operating Margin (NON-GAAP)	→	**>25%** In Operating Margin (NON-GAAP)

Executive Compensation Philosophy and Pay-for-Performance

We compete in an aggressive and dynamic industry and, as a result, we believe that hiring, motivating, and retaining quality employees, particularly senior managers, sales and technical personnel, are critical factors to our future success.

Our executive compensation program aims to balance a number of objectives, including attracting and retaining highly qualified executive officers, rewarding individual contributions, teamwork and integrity, supporting employee engagement and motivating management to achieve our corporate objectives and deliver returns for our stockholders. Our programs are intended to drive short- and long-term performance with the goal of increasing stockholder value over the long term.

In fiscal year 2023, the vast majority of the target total direct compensation granted to our executive officers consisted of variable pay consisting of long-term and short-term cash and equity incentive compensation. We utilize key short- and long-term operating objectives, such as growth of operating margins and cumulative paid accounts that we believe are critical to execution of our business strategy and stockholder value for both our cash incentive bonus program and our PSUs. This structure is intended to encourage our management team to achieve our short- and long-term corporate objectives while appropriately managing business risks and challenges.

As we continue to mature as a public company, we believe that the compensation elements provided to all of our executive officers, including our named executive officers, will continue to emphasize "at-risk" and variable pay that should enable us to provide a balanced set of incentives for our executive officers to meet our business objectives and drive long-term growth.

For the pay-versus-performance disclosure prescribed by SEC rules, which does not necessarily reflect the way our Compensation and Human Capital Committee views the alignment between our performance and our named executive officers' compensation, see the section titled "*Pay versus Performance*".

Compensation Policies and Practices

We believe the following practices and policies within our program promote sound compensation governance and are in the best interests of our stockholders and named executive officers:

What We Do	What We Don't Do
☑ Maintain an independent Compensation and Human Capital Committee with independent compensation consultant	☒ No guaranteed salary increases or bonus payouts
☑ Annually review the executive compensation program	☒ No agreements providing for tax reimbursements or tax gross-up on severance or upon a change in control
☑ Use a pay-for-performance philosophy where a significant portion of compensation is "at risk" and based on Company performance	☒ No excessive perquisites
☑ Award annual incentive compensation subject to the achievement of predetermined performance goals	☒ No hedging or pledging of our equity securities
☑ Grant a significant portion of equity incentives in the form of PSUs that only vest upon achievement of defined performance goals over a multi-year performance period	☒ No supplemental executive retirement or pension plans
☑ Maintain a clawback policy that complies with current SEC requirements, with prior policy continuing to apply under certain circumstances, including in the case of misconduct	☒ No guaranteed 'single-trigger' change in control payments

Determining Competitive Levels of Pay

Role of our Compensation and Human Capital Committee, Management and the Board

Recruitment and retention of our named executive officers and other executive management require a competitive compensation package. Our Compensation and Human Capital Committee is responsible for overseeing and reviewing our general compensation strategy. In this capacity, our Compensation and Human Capital Committee approves the design of, and implements, reviews, and approves, all compensation for our named executive officers, except for the approval of compensation for our Chief Executive Officer, whose compensation is approved by the independent members of our Board after considering recommendations from our Compensation and Human Capital Committee.

Our Compensation and Human Capital Committee works with and receives information and analyses from management, including our legal, finance, and human resources departments, our independent compensation consultants, and our Chief Executive Officer, and considers such information and analyses in determining the structure and amount of compensation to be paid to our executive officers (other than his own compensation). Our Chief Executive Officer provides recommendations to the Compensation and Human Capital Committee regarding the compensation of all executive officers (other than himself) based on the overall corporate achievements during the period being assessed and his knowledge of the individual contributions to our success by each of the executive officers. The Compensation and Human Capital Committee takes these recommendations into consideration when determining the overall performance of the company and each of our executive officers individually, as demonstrated by progress measured against corporate goals and achievement of other corporate priorities.

From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by the Compensation and Human Capital Committee to make presentations, provide financial or other background information or advice, or otherwise participate in Compensation and Human Capital Committee or Board meetings.

Members of management, including our Chief Executive Officer, may attend portions of our Compensation and Human Capital Committee's meetings; however, neither our Chief Executive Officer nor any other member of management is present during decisions regarding his or her own compensation.

Role of Independent Compensation Consultant

Our Compensation and Human Capital Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's reasonable fees and other retention terms. For purposes of evaluating 2023 compensation for each of our executive officers and making 2023 compensation decisions, our Compensation and Human Capital Committee retained Compensia, Inc., or Compensia, to assist it in reviewing our executive compensation program and to ensure that our compensation program remains competitive in attracting and retaining talented executives. In October 2023, the Compensation and Human Capital Committee retained Pay Governance, LLC ("Pay Governance") to serve as its compensation consultant. Pay Governance assisted with reviewing Arlo's 2023 peer group in order to understand the peer group changes required for 2024 compensation decisions.

During 2023, Compensia assisted the Compensation and Human Capital Committee in selecting a group of peer companies to use as a reference in understanding the competitive market, evaluating current pay practices and philosophies, and considering compensation and corporate governance best practices. As described further below, Compensia also prepared an analysis of our compensation practices with respect to base salaries, annual bonuses and long-term incentive compensation compared to competitive market practices. Compensia reported directly to, and advised, our Compensation and Human Capital Committee. Compensia interacted with management to gain access to company information that is required to perform its services and to understand the culture and policies of our organization.

Our Compensation and Human Capital Committee has considered whether the work of Compensia and Pay Governance has raised any conflict of interest, taking into account the factors set forth in the SEC rules and the NYSE listing standards, and determined that that there is no conflict of interest resulting from retaining Compensia and Pay Governance currently or during 2023. Other than the services provided to our Compensation and Human Capital Committee, Compensia and Pay Governance has not performed any other work for us.

Role of Market Data

Because the Compensation and Human Capital Committee aims to attract and retain the most highly qualified executive officers in a competitive market for talent, it believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies with which we compete for top talent. To this end, as described below, the Compensation and Human Capital Committee reviews data from a peer group of companies as a reference point in making executive compensation decisions.

The Compensation and Human Capital Committee approved a peer group in January 2023 which it developed in consultation with Compensia and with input from our Chief Executive Officer. The peer group for 2023 consists of the following 24 U.S. publicly traded companies. Determining an executive compensation peer group is not easy as there are few, if any, direct comparable business competitors that are stand-alone public companies of similar size. Our closest competitors are in many cases a division of a larger publicly traded company.

In selecting the companies to include in the peer group, the Compensation and Human Capital Committee considered the following targeted selection criteria:

a. Industry focus: companies focused on smart home and security technology, broader consumer technology companies and other companies with a software-as-a-service ("SaaS") business model.

b. Size: companies with relatively similar annual revenue and market capitalization as compared to us.

Our compensation peer group for 2023 was as follows:

8X8 (EGHT)	ON24 (ONTF)
Avid Technology (AVID)	PagerDuty (PD)
Calix (CALX)	PAR Technology (PAR)
Cambium Network (CMBM)	Snap One Holdings (SNPO)
Casa Systems (CASA)	Sonos (SONO)
Doma Holdings (DOMA)	Sumo Logic (SUMO)
Domo (DOMO)	TrueCar (TRUE)
Harmonic (HLIT)	Universal Electronics (UEIC)
Infinera (INFN)	Upland Software (UPLD)
Inseego (INSG)	VOXX International (VOXX)
Momentive Global (SVMK)	Xperi Holding (XPER)
NETGEAR (NTGR)	Zuora (ZUO)

Our Compensation and Human Capital Committee's general approach emphasizes setting total compensation for executives, which consists of base salary and benefits, annual incentive bonus, and equity-based incentives, at or near the median of the peer group. However, the use of peer company data is not formulaic, and the Compensation and Human Capital Committee considers market data as only one of the factors that informs its decisions, as described below under "Key Factors Used in Determining Executive Compensation."

Our Compensation and Human Capital Committee sets the compensation of our executive officers at levels they determine to be competitive and appropriate for each named executive officer, with committee members using their professional experience and judgment. Our Compensation and Human Capital Committee believes that executive pay decisions require consideration of a multitude of relevant factors which may vary from year to year. Pay decisions are not made by using a formulaic approach or benchmark data. In making executive compensation decisions, our Compensation and Human Capital Committee generally takes into consideration the factors listed below:

- Company performance and existing business needs;

- Each named executive officer's individual performance, scope of job function and the critical skill set of the named executive officer to the company's future performance;

- Whether the equity award holdings of the named executive officer provide a sufficient retention incentive;

- Internal pay parity amongst similarly situated executive team members;

- The need to attract new talent to our executive team and retain existing talent in a highly competitive industry; and

- Peer company data, as described above under "Role of Market Data".

Stockholder Engagement and Say on Pay Vote

During the first quarter of 2023, we reached out to several of our largest stockholders to gain a better understanding of their views regarding our executive compensation program as well as other corporate governance matters. Members of our management, and in some cases members of our Compensation and Human Capital Committee, held informative discussions with those stockholders who expressed interest in speaking with us which included our largest institutional stockholder holding approximately 15% of our outstanding common stock. Our stockholders who provided feedback generally expressed support for our continued use of performance-vesting awards and our overall executive compensation program. Considering this feedback, the Compensation and Human Capital Committee determined to maintain the same general structure of our compensation program for 2023. Our Compensation and Human Capital Committee will monitor and continue to evaluate our executive compensation program going forward in light of our stockholders' views and our transforming business needs.

Our stockholders will have their first opportunity to cast an advisory vote to approve our named executive officers' compensation at the 2024 Annual Meeting. In the future, we intend to consider the outcome of such say-on-pay vote and our stockholders' views when making compensation decisions regarding our named executive officers.

Compensation Elements Summary

Our executive compensation program aims to take a holistic approach to compensation and generally consists of, and is intended to strike a balance among, the following three principal components: base salary, performance-based incentive and long-term incentive compensation.

The following chart summarizes the main elements of our executive compensation, their objectives, and key features.

Element	Objective	Determination Factors
Base Salary (fixed compensation)	• Provides financial stability and security through a fixed salary for performing job responsibilities.	• Skills, experience, and performance of individual compared to the market. • Value of role to Arlo.
Performance Bonus (variable compensation)	• Motivates and rewards employees for achieving rigorous annual corporate performance goals that relate to our key business objectives. • Supports need for long-term sustained performance and focuses executives on critical long-term performance goals. • Aligns interests of executives and stockholders, encouraging equity ownership and stockholder alignment, including through payment of earned bonus in the form of stock unit awards. • Retains key executives.	• Award payout based on achievement against annual company performance goals. • 2023 annual award payout based on achievement against operating income goals. • Longer-term retention cash bonuses earned based on achievement of specified cumulative paid subscriber account goals
Equity-based Incentives (variable equity compensation) • *Time-based RSUs* • *Performance-based RSUs*	• Motivates and rewards for long-term company performance. Aligns pay with long-term stockholder value. • Attracts highly qualified executives and encourages their continued employment over the long-term.	• Value delivered based on continuing service, and on achievement of cumulative paid subscriber account goals. • Equity awards granted in prior years continued to provide retention value based on achievement of stock price performance, cash balance goals and total stockholder return metrics.

We also provide our executive officers with severance and change-in-control related payments and benefits, as well as benefits available to all our employees, including retirement benefits under our 401(k) plan and participation in various employee health and welfare benefit plans.

In evaluating our executive compensation policies and programs, as well as the short-term and long-term value of our executive compensation plans, we consider both company and individual performance and skills of each of our executives, as well as the compensation paid to executives in similar companies with similar responsibilities. We focus on providing a competitive compensation package which provides significant short-term and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of short-term and long-term incentives to maximize stockholder value.

We do not have any formal policies for allocating compensation among salary, performance bonus awards and equity grants, short-term and long-term compensation or among cash and non-cash compensation. Instead, the Compensation and Human Capital Committee uses its judgment to establish a total compensation program for each named executive officer that is a mix of current, short-term incentive and long-term incentive compensation, and cash and non-cash compensation, that it believes appropriate to achieve the goals of our executive compensation program and our corporate objectives. However, a significant portion of the named executive officers' total target compensation is comprised of performance-based bonus opportunities and long-term equity awards, in order to align the executive officers' incentives with the interests of our stockholders and our corporate goals.

In making executive compensation decisions, the Compensation and Human Capital Committee generally considers each executive officer's total target direct compensation, which consists of base salary, target bonus opportunity, which together with base salary we refer to as target annual compensation, and long-term equity awards (valued based on an estimate of grant date fair value).

2023 Executive Compensation Program

Base Salary

Base salaries are generally reviewed and approved by the Compensation and Human Capital Committee each year. The Compensation and Human Capital Committee did not make any changes to our named executive officer base salaries for 2023 as compared to the prior fiscal year. The annual base salaries of our named executive officers for 2023 compared to those in place as of December 31, 2022, were:

Named Executive Officer	December 31, 2023	% Change	December 31, 2022
Matthew McRae	$790,000	—%	$790,000
Kurtis Binder	$500,000	—%	$500,000
Brian Busse	$390,000	—%	$390,000

Performance Bonus

The annual performance bonus program provides each named executive officer with the opportunity to earn annual incentive payments based upon the attainment of certain corporate financial or operational measures or objectives as appropriate for the year, based on such participant's annual performance bonus opportunity, expressed as a percentage of base salary.

2023 Target Bonus

For 2023, Messrs. McRae, Binder and Busse had the opportunity to earn a target annual performance bonus equal to 100%, 70% and 50% of their annual base salary, respectively. The target percentages applicable to such named executive officers for 2023 were unchanged from 2022.

2023 Performance Goals and Achievements

For 2023, the Compensation and Human Capital Committee established non-GAAP operating income (loss) as the corporate performance goal applicable to the 2023 plan year. The Compensation and Human Capital Committee chose this metric because it drives revenue growth and gives our executive officers the opportunity to manage and contain operating expenses. If we overachieve our target measure, the maximum payout any named executive officer could receive is 150% of the target bonus. Executives earn a payout of 10% of their target bonus upon achievement of the threshold level of achievement shown below, with payout increasing proportionately based on achievement against the target goal, up to a maximum bonus of 150% of the executive's target amount for achievement at or above 150% of the goal. The full Board set the target measure at a level it felt was rigorous, but achievable with effort and represented a meaningful increase from our level of achievement in 2022.

The corporate performance goal and payout methodology is summarized in the chart below.

Corporate Performance Goal	Payout Formula		Achievement (in thousands)	Payout Percentage
Non-GAAP Operating Income (Loss)[1]	•	Threshold achievement: no payout at less than $13.4 million operating income	$13,400	10%
	•	Target achievement (100% of target): 100% payout funding	$30,000	100%
	•	Maximum achievement (150% of target): 150% payout funding	$44,000	150%

(1)   In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of our operating performance on a period-to-period basis because such items are not, in our view, related to our ongoing operational performance, such as stock-based compensations, restructuring charges, impairment charges, separation expense, amortization of development of software cost, and litigation reserves, net.

After assessing our 2023 performance, the full Board determined that we had achieved a non-GAAP operating income of $25 million which equals a 70% achievement against our target and accordingly, each of our named executive officers received a performance bonus equal to 70% of their target bonus. The 2023 amounts reflected as Non-Equity Incentive Plan Compensation in the Summary Compensation Table for our named executive officers reflect the value of the bonuses earned for 2023 performance under Arlo's 2023 executive bonus plan. These bonuses were paid in fully-vested RSUs issued in February 2024.

Named Executive Officer	Target ($)	Actual Payout as % of Target	Actual Payout ($)
Matthew McRae	$790,000	70%	$553,000
Kurtis Binder	$350,000	70%	$245,000
Brian Busse	$195,000	70%	$136,500

Equity-Based Incentives

Since our IPO, we have granted equity compensation to our executive officers primarily in the form of RSU or PSU awards. We grant equity incentive awards to support long-term alignment between our executive officers and our stockholders, and to enable us to obtain and retain the services of highly qualified senior management team members, which we believe is essential to our long-term success.

2023 Annual Equity Awards

During 2023, we granted each of our named executive officers annual time-based RSUs and performance-based RSUs as reflected in the table below. We did not grant equity awards to Mr. Binder in 2023 because he received meaningful equity incentive grants in September 2022 when he joined our company.

Named Executive Officer	Time-Based RSUs	Performance-Based CPS PSUs
	(in shares)	
Matthew McRae	437,500	937,500
Brian Busse	125,000	175,000

The Compensation and Human Capital Committee chose each named executive officer's grant level based on the amount which they felt, in their judgment, was appropriate to retain and incentivize the named executive officers, while remaining reasonable within market standards. In making these determinations, the Compensation and Human Capital Committee considered each of the named executive officer's current equity holdings, including vested and unvested holdings and the extent to which such holdings were ''in-the-money,'' the extent to which such holdings remained unvested and therefore continued to serve as a retention tool, the market data provided by Compensia reflecting equity value based on approximate grant date fair value, internal equity amongst the team, individual performance and length of service.

The time-based RSUs vest in four equal annual installments beginning on the RSU grant date in January 2023.

The performance-based CPS PSUs vest in substantially equal installments upon achievement of 3 million, 4 million and 5 million Cumulative Paid Subscribers, as such term is defined and described below under "Executive Retention Plan Awards" on or prior to September 30, 2027.

Executive Retention Plan Awards

In August 2022, we adopted an Executive Retention Plan under which Messrs. McRae and Busse have the opportunity to earn cash and equity payouts upon achievement by us of certain Cumulative Paid Subscriber thresholds over a five-year performance period beginning in September 2022 and ending in September 2027.

For purposes of the Executive Retention Plan, Cumulative Paid Subscribers means, on a cumulative basis, ordinary course paid subscription accounts generated by us which collectively are expected to generate at least a blended 60% margin as reasonably determined in the sole discretion of the Board or the Compensation and Human Capital Committee. We implemented the Executive Retention Plan in recognition of the significant benefits to us in retaining and incentivizing such participants to continue their employment relationship with us. Compensation and Human Capital Committee chose CPS as the performance goal for the Executive Retention Plan because the paid account subscribers drives our service revenue growth that generate over 70% gross margin.

Upon achievement by us during the five-year performance period of each of the CPS Targets listed in the table below, each of Messrs. McRae and Busse is entitled to receive a cash payment and a PSU equal to, or calculated by reference to, such Participant's base amount or base PSU as reflected below. The CPS Targets were set in 2022 at levels the Board felt would be challenging based upon our historical performance, internal forecasts at the time of approval and industry-wide conditions.

CPS Target	Retention Bonus	CPS PSU
2 Million	Base Amount	Base PSU
3 Million	50% of Base Amount (the "3 Million Amount")	50% of Base Amount (the "3 Million PSU")
4 Million	50% of Base Amount (the "4 Million Amount")	50% of Base Amount (the "4 Million PSU")
5 Million	100% of Base Amount (the "$5 Million Amount")	100% of Base Amount (the "$5 Million PSU")

Messrs. McRae's and Busse's Retention Bonus Base Amounts are $2,000,000 and $200,000, respectively, and Messrs. McRae's and Busse's CPS Base PSU amounts are 1,000,000, and 100,000 shares, respectively. The CPS Base PSU was granted in 2022 and will vest upon achievement of the 2 Million CPS Target. Upon achievement of each CPS Target, the PSU award corresponding to the next CPS Target will be granted and eligible to vest upon achievement of such CPS Target.

Upon Mr. Binder's joining us in September 2022, he was granted 750,000 PSUs that vests in three equal installments upon achievement of each of the 3 Million, 4 Million and 5 Million CPS Targets on or prior to the fifth anniversary of the grant date of the PSUs.

The Retention Bonus and CPS PSUs described above are eligible for acceleration or different vesting upon certain change in control or termination events as described below under "Potential Payments upon Termination or Change in Control".

In May 2023, the 2 Million CPS Target was achieved; accordingly, each of Messrs. McRae and Busse received (1) the Retention Bonus ($2,000,000 and $200,000, respectively), (2) vesting of the CPS PSU (1,000,000 shares and 100,000 shares, respectively); and (3) grant of CPS PSUs (500,000 shares and 50,000 shares, respectively) that are eligible to vest upon the achievement of the 3 Million CPS Target.

In February 2024, the 3 Million CPS Target was achieved; accordingly, each of Messrs. McRae and Busse will receive in May 2024, (1) the Retention Bonus ($1,000,000 and $100,000, respectively), (2) vesting of the CPS PSUs (500,000 shares and 50,000 shares, respectively); and (3) grant of CPS PSUs (500,000 RSUs and 50,000 RSUs, respectively) that will vest upon achievement of the 4 Million CPS Target.

Performance Achievement for Other Prior Year PSUs

In 2022, Messrs. McRae and Busse were granted Cash Balance PSUs ("CB PSUs") that vest based on achievement of a cash balance milestone at December 31, 2022. The CB PSUs goal was achieved and the resulting CB PSUs eligible to vest do so in three equal annual installments beginning January 2023, subject to continued service. Accordingly, Messrs. McRae and Busse became eligible to vest with respect to 88.88% of the target number of CB PSUs, subject to continuous service over the vesting period described above.

Named Executive Officer	Target CB PSUs (in shares)	Achievement of Performance Goals as % of Target	CB PSUs Eligible to Vest (in shares)
Matthew McRae	92,203	88.88%	$81,950
Brian Busse	31,612	88.88%	$28,096

Agreements with Our Named Executive Officers

We have entered into employment letters with each of Messrs. McRae, Binder and Busse. The employment letters generally memorialize the executive officer's initial base salary and target annual bonus, and participation in our employee benefit plans and programs. These individuals' base salaries, annual bonus opportunities and any equity awards are reviewed annually by the Compensation and Human Capital Committee; the amounts effective for 2023 are described above in this Compensation Discussion and Analysis.

Severance and Change in Control Benefits

Regardless of the manner in which a named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his or her or their term of service, including salary and unused vacation pay. Each of our named executive officers is eligible for payments or benefits in connection with certain types of involuntary terminations and/or a change in control event. None of our named executive officers are entitled to tax gross ups in connection with severance or change in control transactions. Our Compensation and Human Capital Committee periodically reviews the severance and change in control benefits that we provide, including by reference to market data, to ensure that the benefits remain appropriately structured and at reasonable levels. The Compensation and Human Capital Committee believes that severance protection benefits are necessary to provide stability among our executive officers, serve to focus our executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty. A more detailed description of each of our named executive officer's potential payments and benefits upon a termination or change in control is provided below under "Potential Payments upon Termination or Change in Control."

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are currently eligible to participate in all of our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as our other employees. In addition, we provide a cash subsidy, which is $50 per pay period, to any employee, including a named executive officer, who does not elect coverage under our company-sponsored medical insurance plans. We also provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled "401(k) Plan." We do not provide any perquisites or personal benefits to our named executive officers not otherwise also provided to our other employees, and on the same basis as to our other employees. We do, however, pay the premiums for term life insurance and disability insurance for all of our employees, including our current named executive officers.

401(k) Plan

We currently maintain a defined contribution employee retirement plan ("401(k) plan") for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan permits us to make discretionary contributions, including matching contributions and discretionary profit-sharing contributions. In fiscal year 2023, we matched 50% of the contributions for employees that remain active through the end of the fiscal year, up to a maximum of $2,000. For fiscal year 2024, we changed our matching contribution maximum and will match 50% of the contributions for employees that remain active through the end of the fiscal year, up to a maximum of $4,000. The 401(k) plan currently does not offer the ability to invest in our securities.

Tax and Accounting Considerations

As a general matter, the Compensation and Human Capital Committee reviews and considers various tax and accounting implications of compensation programs we utilize.

Under Section 162(m) of the Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible, excluding certain performance-based compensation that qualifies for an exception pursuant to the transition relief provided by the Tax Cuts and Jobs Act.

The Compensation and Human Capital Committee looks at a variety of factors in making its decisions and retains the flexibility to provide compensation for the Company's named executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m). The Compensation and Human Capital Committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

We follow the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and restricted stock units and performance-vesting restricted stock units under our equity incentive award plans are accounted for under ASC Topic 718. The Compensation and Human Capital Committee considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity award programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Other Compensation Policies and Practices

Clawback Policy

We have maintained a Clawback Policy since August 2018. In October 2023, we amended the Clawback Policy to bring it into compliance with the final rules adopted by the SEC pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the listing rules of NYSE. Accordingly, our updated Clawback Policy provides that we are generally required to recoup certain incentive compensation received on or after October 2, 2023, if we must restate our financial statements, irrespective of whether executive misconduct is involved in such restatement, subject to certain limited exceptions permitted by the SEC rules, listing standards and applicable laws.

The updated Clawback Policy supersedes and replaces the Company's prior Clawback Policy for incentive-based compensation received on or after October 2, 2023. Under our prior Clawback Policy, which still applies to incentive compensation received by certain current and former covered officers between August 1, 2018, and prior to October 2, 2023, if we restate our financial statements, our Board generally may recoup the excess portion of cash and equity incentive compensation if our Board determines that an executive officer's intentional misconduct, fraud and/or embezzlement contributed, in whole or in part, to such restatement.

Stock Ownership Guidelines

In order to align the interest of our directors, executive officers, and employees holding a title of senior vice president or higher (collectively "Covered Individuals") with those of our stockholders, we have adopted stock ownership guidelines (the "Guidelines") that require, during their respective tenures, the Covered Individuals to maintain ownership of Eligible Shares (as defined below) with an applicable aggregate market value as set forth below:

Covered Individual	Ownership Guideline Multiple of Base Pay
Chief Executive Officer	6x
All Other Officers	3x
Directors	5x

The Guidelines must be achieved by each Covered Individual by the end of the calendar year in which occurs the date that is five (5) years after the later of (1) the effective date of the Guidelines (July 25, 2022) and (2) the date the individual became a Covered Individual (such period of time, the "Compliance Period"). After the Compliance Period, the Guidelines are revised whenever the base pay changes by 20% or more from the last base pay used to calculate the then-current Guidelines for such Covered Individual (each, an "Adjustment Date"), and such revised Guidelines must be achieved by the affected Covered Individual on or before the end of the calendar year in which occurs the date that is three (3) years after the Adjustment Date.

arlo

A Covered Individual's ownership shall be reviewed annually based on the number of such Covered Individual's Eligible Shares as of the last day of the calendar year to determine if the Covered Individual has met the applicable Guidelines for such year (or, during the Compliance Period, to assess progress towards meeting the Guidelines). If the Guidelines are deemed met for such year, the Covered Individual shall be deemed to comply with the Guidelines for the entire following year.

The following shares of common stock are ''Eligible Shares'' that shall be included in the calculation of a Covered Individual's stock ownership, whether or not purchased on the open market or obtained through the exercise of stock options or vesting of equity awards granted by Arlo to such Covered Individual: (1) shares owned outright by the Covered Individual and by members of his or her immediate family (as defined in Rule 16a-1(e) under the Exchange Act) (''Family Member''); (2) shares held in trust for the benefit of the Covered Individual, or for the benefit of a Family Member of such Covered Individual; (3) vested shares under any deferred compensation plan; and (4) vested and unvested time-based restricted stock units, net of the estimated number of shares needed to pay the minimum tax withholding for those vested units. Shares of common stock underlying (i) unexercised options (whether vested or unvested) and (ii) unearned performance-vesting restricted stock units will not be considered Eligible Shares in determining whether a Covered Individual has met the applicable Guidelines.

If a Covered Individual fails to satisfy the Guidelines, the Board may take a number of actions as it determines appropriate, including prohibiting the Covered Individual from selling any shares acquired through the vesting or the exercise of stock awards, other than shares needed to pay applicable taxes and exercise prices, until the Guidelines are met.

Hedging and Pledging of Securities

As part of our Insider Trading Compliance Program (''Insider Trading Policy''), we require that our executive officers, directors and certain designated employees limit their transactions in our stock to defined time periods, subject to certain exceptions. We also require that executive officers, directors and certain designated employees notify, and receive approval from, a Company clearing officer prior to engaging in transactions in our stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading. These restrictions apply to any entities or family members whose trading activities are controlled or influenced by such executive officer, director or employee.

Further, our Insider Trading Policy prohibits our directors and employees, including our executive officers, from engaging in short sales, transactions in put or call options, hedging of stock ownership positions, pledging Company stock as collateral for a loan, or other inherently speculative transactions with respect to our stock at any time.

Risk Assessment Concerning Compensation Practices and Policies

Our Compensation and Human Capital Committee has reviewed our compensation policies and practices to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies and practices, including the mix of fixed and variable, short-term and long-term incentives and overall pay, incentive plan structures, and the checks and balances built into, and oversight of, each plan and practice, our Compensation and Human Capital Committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company as a whole. Further, our Compensation and Human Capital Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks; the mix of short-term compensation (in the form of base salary and an annual performance bonus opportunity, if any), and long-term compensation prevents undue focus on short-term results and helps align the interests of our executive officers with the interests of our stockholders.

Compensation and Human Capital Committee Report*

The Compensation and Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation and Human Capital Committee has recommended to our Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

       Jocelyn E. Carter-Miller (Chair)
       Ralph E. Faison
       Prashant (Sean) Aggarwal
       Grady K Summers

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth certain information regarding the compensation of our named executive officers for services rendered in all capacities to Arlo for the years ended as of December 31st as indicated.

Name and Principal Position	Year	Salary	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Matthew McRae *Chief Executive Officer*	2023	$790,000	$ 6,550,000	$2,553,000	$18,634[5]	$ 9,911,634
	2022	$790,000	$13,818,702	$ 790,000	$ 7,248	$15,405,950
	2021	$750,000	$ 8,954,297	$ 750,000	$ 3,726	$10,458,023
Kurtis Binder *Chief Financial Officer*	2023	$500,000	$ —	$ 245,000	$ 3,184	$ 748,184
	2022[1]	$134,615	$ 7,020,000	$ 94,231	$ 2,040	$ 7,250,886
Brian Busse *General Counsel*	2023	$390,000	$ 1,259,500	$ 336,500	$ 1,184	$ 1,987,184
	2022	$390,000	$ 1,831,497	$ 195,000	$26,494	$ 2,442,991
	2021	$350,000	$ 715,821	$ 175,000	$ 2,452	$ 1,243,273

(1) Mr. Binder joined the Company as Chief Financial Officer, effective September 26, 2022. Mr. Binder's salary for 2022 reflects a partial year of service.

(2) The amounts reported in this column represent the aggregate grant date fair value of stock awards granted to our named executive officers during the indicated year, as determined in accordance with the share-based payment accounting guidance under FASB ASC 718 (without regard to estimates of forfeitures). Refer to Note 2 in the Notes to Consolidated Financial Statements in Item 8 of Part II of the Annual Report for the assumptions used to estimate fair value at the grant date.

With respect to the performance-based equity awards granted during each year, the aggregate grant date fair value is based on the then-probable outcome of the applicable performance conditions, as determined under FASB ASC 718.

The grant date fair value of the CPS PSUs in 2023, assuming achievement of the maximum level of performance, was $4,922,500, $0, and $794,500 for Messrs. McRae, Binder, and Busse, respectively.

(3) The amount for 2023 represents and includes amounts earned under our 2023 executive bonus plan, which were paid in the form of fully-vested RSUs in March 2024, and cash bonuses earned under our Executive Retention Plan, which were paid in May 2023. Refer to the "*Performance Bonus*" and "*Equity-based Incentives*" sections under the heading "Executive Compensation Program" for more details.

(4) Includes a gift of $1,184 for each named executive officer and matching contributions under Arlo's 401(k) plan (in 2023, $2,000 for each of Messrs. McRae and Binder). Refer to the "*401(k) Plan*" section below for more details.

(5) Mr. McRae also received a benefit waiver amount of $1,200 and $14,250 in 2023 under Arlo's inventor incentive program.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2023, certain information regarding grants of plan-based awards to our named executive officers:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target(1) ($)	Maximum(2) ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold #	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units #	Grant Date Fair Value of Stock Awards(6) ($)
Matthew McRae	1/27/2023	$ —	$ —	$ —	437,500(3)	437,500(3)	—	—	$1,627,500
	1/27/2023	$ —	$ —	$ —	—	—	—	437,500(5)	$1,627,500
	3/7/2023	$79,000	$790,000	$1,185,000	—	—	—	—	$ —
	5/12/2023	$ —	$ —	$ —	—	500,000(4)	—	—	$3,295,000
Kurtis Binder	3/7/2023	$35,000	$350,000	$ 525,000	—	—	—	—	$ —
Brian Busse	1/27/2023	$ —	$ —	$ —	125,000(3)	125,000(3)	—	—	$ 465,000
	1/27/2023	$ —	$ —	$ —	—	—	—	125,000(5)	$ 465,000
	3/7/2023	$19,500	$195,000	$ 282,500	—	—	—	—	$ —
	5/12/2023	$ —	$ —	$ —	—	50,000(4)	—	—	$ 329,500

(1) For 2023, Messrs. McRae, Binder and Busse had the opportunity to earn a target annual performance bonus equal to 100%, 70% and 50% of their annual base salary, respectively.

(2) The maximum payout any NEO could receive was 150% of target bonus in 2023.

(3) The PSUs will vest in three substantially equal installments upon achievement of cumulative paid subscriber accounts of 3,000,000, 4,000,000 and 5,000,000, with a performance period end date of September 30, 2027.

(4) Represent the second tranche of PSUs that vest upon achievement of 3,000,000 cumulative paid subscriber accounts under the Executive Retention Plan. An additional tranche of 500,000 stock units (for Mr. McRae) and 50,000 stock units (for Mr. Busse) will be granted following achievement of such goal, as described under "*Compensation Discussion and Analysis: Executive Retention Plan Awards.*"

(5) The RSUs will vest in a series of four equal annual installments on the first four anniversaries of January 31, 2023, subject to the NEO's continued status as an active service provider.

(6) The amounts reported represent the aggregate grant date fair value of the RSUs and PSUs, as applicable, awarded to the NEOs during 2023, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs and PSUs, as applicable, reported in this column are set forth in Note 9 to our Consolidated Financial Statements for the year ended December 31, 2023 included in our Annual Report. The amounts reported in this column reflect the aggregate accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by the NEOs upon the vesting/settlement of the RSUs or PSUs or any sale of the underlying shares of common stock. The grant date fair value of PSUs is based on probable achievement of the performance metrics at target.

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Outstanding Equity Awards

The following table sets forth certain information regarding equity awards granted to our named executive officers that were outstanding as of December 31, 2023.

Name	Grant date	Type of awards	Option Awards Number of securities underlying unexercised options exercisable (#)	Option exercise price ($)	Option expiration date	Stock Awards Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
Matthew McRae	10/19/2017	Option	39,993	$10.09	10/19/2027	—	$ —	—	$ —
	2/5/2021	RSUs[2]	—	$ —	—	137,364	$1,307,705	—	$ —
	2/5/2021	CB PSUs[4]	—	$ —	—	68,682	$ 653,853	—	$ —
	2/5/2021	TSR PSUs[5]	—	$ —	—	—	$ —	137,364	$1,307,705
	7/28/2021	CEO PSUs[6]	—	$ —	—	132,580	$1,262,162	—	$ —
	7/28/2021	CEO PSUs[6]	—	$ —	—	—	—	369,330	$3,516,022
	1/28/2022	RSUs[2]	—	$ —	—	138,304	1,316,654	—	$ —
	1/28/2022	CB PSUs[4]	—	$ —	—	61,463	585,130	—	$ —
	1/28/2022	TSR PSUs[5]	—	$ —	—	—	$ —	92,202	$ 877,763
	2/3/2022	CEO PSUs[6]	—	$ —	—	—	$ —	484,342	$4,610,936
	1/27/2023	RSUs[2]	—	$ —	—	437,500	$4,165,000	—	$ —
	1/27/2023	CPS PSUs[7]	—	$ —	—	—	$ —	437,500	$4,165,000
	5/12/2023	CPS PSUs[8]	—	$ —	—	—	$ —	500,000	$4,760,000
Kurtis Binder	9/30/2022	RSUs[3]	—	$ —	—	600,000	$5,712,000	—	$ —
	9/30/2022	CPS PSUs[9]	—	$ —	—	—	$ —	750,000	$7,140,000
Brian Busse	4/22/2014	Option	699	$ 6.90	4/22/2024	—	$ —	—	$ —
	8/2/2018	Option	41,000	$16.00	8/2/2028	—	$ —	—	$ —
	2/5/2021	RSUs[2]	—	$ —	—	19,650	$ 187,068	—	$ —
	2/5/2021	CB PSUs[4]	—	$ —	—	9,825	$ 93,534	—	$ —
	2/5/2021	TSR PSUs[5]	—	$ —	—	—	$ —	19,649	$ 187,058
	1/28/2022	RSUs[2]	—	$ —	—	47,419	$ 451,429	—	$ —
	1/28/2022	CB PSUs[4]	—	$ —	—	21,073	200,611	—	$ —
	1/28/2022	TSR PSUs[5]	—	$ —	—	—	—	31,612	$ 300,946
	1/27/2023	RSUs[2]	—	$ —	—	125,000	1,190,000	—	$ —
	1/27/2023	CPS PSUs[7]	—	$ —	—	—	$ —	125,000	$1,190,000
	5/12/2023	CPS PSUs[8]	—	$ —	—	—	$ —	50,000	$ 476,000

(1) Calculated as the product of the closing price of our common stock on the NYSE on December 29, 2023 (the last market trading day in 2023), which was $9.52, and the number of shares subject to the applicable award.

(2) The RSUs will vest in four equal annual installments during the period that begins on the RSU grant date.

(3) The RSUs will vest in five equal annual installments during the period that begins on the RSU grant date.

(4) The CB PSUs will vest in three equal annual installments during the period that begins on the CB PSU grant date based on achievement of a cash balance milestone. The number in the table above represents PSUs for which the milestone was achieved and which are now subject to service-based vesting.

(5) The TSR PSUs will vest at the end of the four-year performance period that begins on the TSR PSUs grant date based on achievement of the common stock relative to the Benchmark during the four-year period from the grant date. The number reflected in the table above is the target number of shares that can be earned under the TSR PSUs.

(6) The CEO PSUs will be eligible to vest over a four-year service vesting schedule measured in substantially equal quarterly installments that began on the CEO PSUs' grant date in five equal tranches based on our achievement of certain average daily closing prices per share of the common stock during the performance period. The entries in the table above represents PSUs for which the stock price performance targets were achieved and which are now subject to service-based vesting, and the remaining PSUs for which the stock price performance targets have not yet been achieved.

(7) The CPS PSUs will vest in three substantially equal installments upon achievement of cumulative paid subscriber accounts of 3,000,000, 4,000,000 and 5,000,000.

(8)   Represent the second tranche of PSUs that vest upon achievement of 3,000,000 cumulative paid accounts. An additional tranche of 500,000 stock units (for Mr. McRae) and 50,000 stock units (for Mr. Busse) will be granted following achievement of such goal, as described under "Compensation Discussion and Analysis: Executive Retention Plan Awards."

(9)   The CPS PSUs granted to Mr. Binder will vest in three equal installments of 250,000 shares when we achieve the cumulative paid accounts of 3,000,000, 4,000,000, 5,000,000.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2023, certain information regarding option exercised and stock vested during the last fiscal year with respect to our named executive officers. The amount shown under "Value Realized on Vesting" reflects the product of the fair market value of our common stock on the applicable vesting date multiplied by the number of shares subject to stock awards that vested and does not necessarily reflect proceeds actually received by the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Matthew McRae	—	$—	2,413,596	$17,753,249
Kurtis Binder	—	$—	173,616	$ 1,629,309
Brian Busse	—	$—	448,194	$ 2,903,683

Option Repricings and Equity Award Modifications

We did not engage in any repricings or other material modifications with respect to the outstanding equity awards held by or granted to our named executive officers during the fiscal year ended December 31, 2023.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)[1]
Equity compensation plans approved by security holders[3]	13,989,178[2]	$12.48	4,135,358
Equity compensation plans not approved by security holders	1,199,152		
Total	13,989,178	$12.48	5,334,510

(1)   Includes 3,516,066 shares available for future issuance under the 2018 Plan and 1,818,444 shares available for future issuance under our 2018 Employee Stock Purchase Plan (the "2018 ESPP").

(2)   Includes outstanding RSUs that do not carry an exercise price. Accordingly, the weighted average exercise price of outstanding options, warrants and rights (column (b)) excludes the grant of RSUs.

(3)   The number of shares of our common stock reserved under the 2018 Plan will increase on the first day of each fiscal year beginning on January 1, 2019 in an amount equal to the lesser of (1) four percent (4%) of our outstanding shares of common stock as of the last day of the immediately preceding fiscal year and (2) such number of shares as our board of directors may determine; provided, however, that such determination under clause (2) will be made no later than the last day of the immediately preceding fiscal year. The number of shares of our common stock available for issuance under our 2018 ESPP also automatically increases on the first day of each fiscal year beginning on January 1, 2019, in an amount equal to the least of: (1) 1,000,000 shares, (2) one percent (1%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (3) such number of shares as our board of directors may determine; provided, however, that such determination under clause (3) will be made no later than the last day of the immediately preceding fiscal year.

Compensation Plans

2018 Equity Incentive Plan

Our Board adopted and our stockholders approved the 2018 Plan, which became effective on August 1, 2018.

Initially, 7,500,000 shares of our common stock were available for issuance under the 2018 Plan. On December 31, 2018, 6,822,787 shares of our common stock were added to the 2018 Plan reserve as Adjusted Awards (as defined in the 2018 Plan). In addition, the number of shares of our common stock reserved under the 2018 Plan will increase on the first day of each fiscal year beginning on January 1, 2019 in an amount equal to the lesser of (1) four percent (4%) of our outstanding shares of common stock as of the last day of the immediately preceding fiscal year and (2) such number of shares as our board of directors may determine; provided, however, that such determination under clause (2) will be made no later than the last day of the immediately preceding fiscal year.

During the year ended December 31, 2022, the Compensation and Human Capital Committee of the Board of Directors (the "Committee") unanimously approved amendments to the 2018 Plan to, among other things, reserve an additional 3,000,000 shares of our common stock to be used exclusively for grants of awards to individuals who were not previously employees or non-employee directors (or following a bona fide period of non-employment), as an inducement material to the individual's entry into employment with us within the meaning of Rule 303A.08 of the New York Stock Exchange (the "NYSE") Listed Company Manual ("Rule 303A.08"). The 2018 Plan was amended by the Committee without stockholder approval pursuant to Rule 303A.08.

On January 19, 2024, we registered an aggregate of up to 4,759,901 shares of common stock on a Registration Statement on Form S-8, including 3,807,921 shares issuable pursuant to the 2018 Plan that were automatically added to the shares authorized for issuance under the 2018 Plan and 951,980 shares issuable pursuant to the Employee Stock Purchase Plan ("ESPP") that were automatically added to the shares authorized for issuance on January 1, 2024, both pursuant to an "evergreen" provision contained in the respective plans.

The 2018 Plan contains certain annual award limits, and the maximum number of shares and/or cash that may be issued to any one individual (other than any non-employee director) under the 2018 Plan in any fiscal year.

Under the 2018 Plan, no outside director may be granted, in any fiscal year, share-based awards with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) greater than $500,000, increased to $1,000,000 in the fiscal year of his or her initial service as an outside director, with each of the foregoing limits increased by $25,000 on January 1 of each year during the term of the 2018 Plan.

Stock Options

Each option granted under the 2018 Plan is evidenced by an award agreement specifying the number of shares subject to the option and the other terms and conditions of the option. The exercise price per share of each option may not be less than the fair market value of a share of our common stock on the date of grant (except if granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code). However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all of our classes of stock or any of our parent or subsidiary corporations must have an exercise price per share equal to at least 110% of the fair market value of a share on the date of grant.

Options are exercisable at such times and under such conditions as the administrator determines and as set forth in the award agreement. Unless otherwise provided in the award agreement, an option subject to only time-based vesting will become fully vested upon termination of a participant's service for retirement, disability, or death.

The maximum term of an option is specified in the award agreement, provided that options will have a maximum term of no more than ten years, and provided further that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years.

The administrator determines and specifies in each award agreement, solely in its discretion, the post-termination exercise period applicable to an option following a participant's terminating service with us or our applicable parent, subsidiary, or affiliate. In the absence of such a determination, a participant (or such other appropriate person) will be able to exercise the vested portion of an option for: (1) three months following the participant's termination for reasons other than retirement, death, or disability, and (2) 12 months following the participant's termination due to retirement, death, or disability. In no event, however, will an option be exercisable beyond its term.

Restricted Stock Units

RSUs are stock awards under the 2018 Plan which represent a right to receive cash or shares of our common stock at a future date.

RSUs result in a payment to a participant only if the vesting criteria the administrator establishes are achieved or the awards otherwise vest. Unless otherwise provided in the award agreement, RSUs subject to only time-based vesting will become fully vested upon termination of a participant's service for retirement, disability or death.

After the grant of RSUs, the administrator, in its sole discretion, may reduce or waive any restrictions (including vesting criteria) with respect to such RSUs. Payment of earned RSUs will be made as soon as practicable after the date set forth in the award agreement, and, in the administrator's sole discretion, will be settled in cash, shares of our common stock, or in a combination of both (which will have an aggregate fair market value equal to the earned RSUs).

Performance Units

Performance units are RSUs that result in a payment to a participant only if specified performance objectives or other vesting provisions are achieved during a specified performance period. Each award of performance units is evidenced by an award agreement specifying the performance period during which achievement of applicable performance objectives or other vesting criteria will be measured and other terms and conditions of the award. Each performance unit has an initial value established by the administrator on or before the grant date.

The administrator sets performance objectives or other vesting provisions, which may be based upon achieving company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis the administrator determines in its discretion.

After the applicable performance period has ended, the holder of performance units will be entitled to receive a payout of the number of performance units or shares earned by the participant over the performance period. The administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. Payment of earned performance units or shares will be made as soon as practicable after the end of the applicable performance period, and, in the administrator's sole discretion, will be made in cash, in shares of equivalent value or any combination of both (which will have an aggregate fair market value equal to the earned performance units or shares at the close of the applicable performance period). A participant will forfeit all performance units or shares that are unearned or unvested as of the date set forth in the award agreement.

Change in Control

The 2018 Plan provides that, in the event of a "change in control" (as defined in the 2018 Plan), each award will be treated as the administrator determines, including that: (1) awards may be assumed or substantially equivalent awards will be substituted by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments to the number and kind of shares and prices; (2) upon written notice to a participant, that the participant's awards will terminate upon or immediately before the completion of such change in control; (3) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, before or upon completion of such change in control, and, to the extent the administrator determines, terminate upon or immediately before the effectiveness of such merger or change in control; (4) (a) awards will be terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date the transaction occurs, or (b) awards will be replaced with other rights or property the administrator selects in its sole discretion; or (5) any combination of the foregoing. The administrator will not be required to treat all awards similarly in the transaction.

An award will not be considered assumed or substituted for unless: (1) the replacement award is the same type as the replaced award, (2) the replacement award has a value equal to the value of the replaced award as determined by the Compensation and Human Capital Committee in its discretion, (3) if the replaced award was equity-based, the replacement award relates to our publicly traded securities or the publicly traded securities of the surviving entity following the change in control, (4) the replacement award contains terms relating to vesting that are substantially identical to those of the replaced award and (5) if the terms and conditions of the replacement award are not less favorable to the participant than the terms and conditions of the replaced award as of the date of the change in control.

If the successor corporation does not assume or substitute for the award, options and stock appreciation rights will become fully vested and exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met. In addition, if an option or stock appreciation right is not assumed or substituted for, the administrator will notify the participant that the option or stock appreciation right will be exercisable for a period of time the administrator determines in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to our non-employee directors, in the event of a change in control, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Termination or Amendment

The 2018 Plan will automatically terminate ten years from August 1, 2018, unless terminated earlier by our Board. The administrator may amend, alter, suspend or terminate the 2018 Plan at any time, provided that no amendment may be made without stockholder approval to the extent approval is necessary or desirable to comply with any applicable laws. In addition, no amendment, alteration, suspension or termination may materially impair the rights of any participant unless mutually agreed in writing otherwise between the participant and the administrator.

Adjusted Awards

With respect to any adjusted awards, to the extent that the terms of the 2018 Plan are inconsistent with the terms of the adjusted award, the terms of the adjusted award are governed by the applicable plan under which the adjusted award was granted and the award agreement pursuant to which the adjusted award was granted.

2018 Employee Stock Purchase Plan

Our Board has adopted and our stockholders have approved the 2018 ESPP, which became effective upon the completion of our initial public offering in August 2018.

The 2018 ESPP provides our eligible employees with an opportunity to purchase shares of our common stock through accumulated payroll deductions. We believe that allowing our employees to participate in the 2018 ESPP provides them with a further incentive to ensure our success and accomplish our corporate goals.

On August 1, 2018, in connection with our initial public offering, we reserved a total of 1,500,000 shares of common stock for issuance under the 2018 ESPP. The number of shares of our common stock available for issuance under our 2018 ESPP also automatically increases on the first day of each fiscal year beginning on January 1, 2019, in an amount equal to the least of: (1) 1,000,000 shares, (2) one percent (1%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year and (3) such number of shares as our board of directors may determine; provided, however, that such determination under clause (3) will be made no later than the last day of the immediately preceding fiscal year.

Eligibility

Generally, each of our common law employees whose customary employment with us is at least twenty (20) hours per week and more than five (5) months in a calendar year is eligible to participate in the 2018 ESPP; except that no employee will be granted an option under the 2018 ESPP (1) to the extent that, immediately after the grant, such employee would own or have the right to purchase five percent (5%) or more of the total combined voting power or value of all classes of our capital stock or any of our parents or subsidiaries, or (2) to the extent that his or her rights to purchase stock under all of our 2018 ESPP accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time.

Offering Periods and Purchases

Unless the administrator determines otherwise, each offering period during which an option granted pursuant to the 2018 ESPP may be exercised will have a duration of approximately six (6) months.

Unless and until the administrator determines otherwise, the per share purchase price is eighty-five percent (85%) of the fair market value of a share of common stock on the offering date or the exercise date, whichever is lower; provided, however, that the purchase price may be adjusted by the administrator.

The number of whole shares of common stock that a participant may purchase in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that offering period by the purchase price.

Termination of Employment/Change in Control

Upon termination of a participant's employment for any reason, including death or disability, he or she shall be deemed to have elected to withdraw from the 2018 ESPP and any payroll deductions credited to the participant's account (to the extent not yet used to purchase shares of our common stock) shall be returned to the participant or, in the case of death, to the person or persons entitled thereto as provided in the 2018 ESPP, and such participant's option will automatically be terminated.

In the event of a ''change in control,'' as defined in the 2018 ESPP, each option under the 2018 ESPP will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event the successor corporation refuses to assume or substitute for the options, any offering periods then in progress will be shortened by setting a new exercise date on which such offering period will end. The new exercise date will occur prior to the change of control. Further, the administrator will notify each participant in writing, at least ten business days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the participant's option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer's service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable.

Involuntary Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control

Upon a termination without cause or resignation with good reason that occurs during the one month prior to or 12 months following a change in control, Messrs. McRae, Binder, and Busse would be entitled to (1) lump-sum cash severance equal to a multiple (2 times for Mr. McRae and 1 times for Messrs. Binder and Busse) of the sum of the executive officer's annual base salary and target annual bonus, (2) a number of months (24 for Mr. McRae and 12 for Messrs. Binder and Busse) of premium payments for health benefits continuation and (3) vesting of all outstanding, unvested time-based equity awards and PSUs for Mr. McRae (in the case of TSR PSUs, only to the extent the performance goals for such awards are determined achieved as of such change in control) and for Messrs. Binder and Busse vesting of all outstanding, unvested time-based equity awards and PSUs (in the case of TSR PSUs, only to the extent the performance goals for such awards are determined achieved as of such change in control). The above severance payments are conditioned upon the execution and non-revocation of a release of claims.

In addition to the severance benefits described above, the named executive officers' Retention Bonus and CPS PSUs granted in 2023 (as described above under ''Compensation Discussion and Analysis — Executive Retention Plan'') provide for conversion and acceleration. In the event of a ''Change in Control'' (as defined in our 2018 Plan) during the performance period, the right to receive any remaining Retention Bonus and CPS PSUs (or value thereof) not previously paid or granted, respectively, shall be converted to a time-based right over the remainder of the performance period, payable and vesting, as applicable, in equal installments on a quarterly basis following such Change in Control, subject to continued employment with the surviving company in such Change in Control. In the event of certain qualifying terminations related to a Change in Control during such remaining performance period, the payment and vesting of such converted award rights will accelerate in full, subject to satisfaction of certain conditions by a participant, including the execution and non-revocation of a release of claims.

The agreements do not provide for any excise tax gross ups. If the merger-related payments or benefits of Messrs. McRae, Binder, and Busse are subject to the excise tax under Section 4999 of the Code, then the executive officer will either receive all such payments and benefits subject to the excise tax or such payments and benefits will be reduced so that the excise tax does not apply, whichever approach yields the best after-tax outcome for the executive officer.

Involuntary Termination Without Cause or Resignation without a Change in Control

Upon a termination without cause or resignation with good reason that does not occur during the period beginning one month prior to, and ending 12 months following a change in control, Messrs. McRae, Binder, and Busse are each entitled to (1) cash severance equal to the executive officer's annual base salary and, for Messrs. McRae and Binder, an additional amount equal to their target annual bonus, (2) 12 months of premiums for health benefits continuation and (3) accelerated vesting of any unvested equity awards that would have vested during the 12 months following the termination date for Messrs. McRae, Binder, and Busse.

Further, if during the performance period, a participant is subject to certain qualifying terminations not related to a change in control, Messrs. McRae and Busse will each be entitled to the next incremental Retention Bonuses under the Executive Retention Plan and Messrs. McRae, Binder, and Busse will each be entitled to the acceleration of vesting of the next incremental CPS PSUs that would otherwise have been vested had the next applicable milestone been satisfied.The aforementioned payments and accelerations are subject to satisfaction of certain conditions by a participant, including the execution and non-revocation of a release of claims.

The following table shows the potential payments upon termination of employment or a change in control for the named executive officers. The table assumes that the triggering event took place on December 31, 2023. The closing market price of a share of our common stock on December 29, 2023 (the last trading day of 2023) was $9.52.

Name	Benefit	Involuntary Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ($)	Involuntary Termination Without Cause Not in Connection with a Change in Control ($)
Matthew McRae	Severance Payments	$ 3,160,000	$ 1,580,000
	Vesting Acceleration	40,665,727[1]	11,936,014
	Retention Bonus Acceleration	4,000,000	1,000,000
	COBRA Payments	72,779	36,389
	Benefit Total	$47,898,506	$14,552,403
Kurtis Binder	Severance Payments	$ 850,000	$ 500,000
	Vesting Acceleration	12,852,000	3,808,000
	COBRA Payments	54,584	36,389
	Benefit Total	$13,756,584	$ 4,344,389
Brian Busse	Severance Payments	$ 585,000	$ 390,000
	Vesting Acceleration	5,883,322	1,537,147
	Retention Bonus Acceleration	400,000	100,000
	COBRA Payments	54,065	36,043
	Benefit Total	$ 6,922,387	$ 2,063,190

(1)   The value above includes an assumption that all CEO PSUs will vest, with the value calculated, based on the closing stock price on the last trading day of December 2023.

Item 402(v) Pay Versus Performance

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation and Human Capital Committee view the link between the Company's performance and named executive officer pay. For additional information about our pay-for-performance philosophy and how we align executive compensation with Company performance, refer to the Compensation Discussion and Analysis beginning on page 27.

Required Tabular Disclosure of Pay Versus Performance

The following table reports the compensation of our principal executive officer ("PEO") and the average compensation of the other named executive officers ("NEO") as disclosed in the Summary Compensation Table ("SCT") for the past three fiscal years, as well as their "compensation actually paid," as defined and calculated pursuant to Item 402(v) of Regulation S-K, and certain performance measures required by the rules. The table also provides information on our cumulative total shareholder return ("TSR"), the cumulative TSR of our peer group, net income (loss), and non-GAAP operating income (loss). Use of the term "compensation actually paid" ("CAP") is required by the SEC's rules and as a result of the calculation methodology required by the SEC, such amounts differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation Discussion and Analysis" section above.

					Value of initial fixed $100 investment based on:			
Year [1]	Summary compensation table total for PEO	Compensation actually paid to PEO[2]	Average SCT total for Non-PEO NEOs	Average compensation actually paid to Non-PEO NEOs[2]	Arlo total shareholder return[3]	Peer group total shareholder return[3]	Net income (loss) (in thousands)[4]	Non-GAAP operating income (loss) (in thousands)[5]
2023	$ 9,911,634	$36,543,991	$1,367,684	$8,011,446	$122.21	$102.64	$(22,036)	$ 24,957
2022	$15,405,950	$ (4,020,347)	$4,282,541	$ (18,473)	$ 45.06	$ 89.18	$(56,626)	$ (6,064)
2021	$10,458,023	$17,399,037	$1,691,808	$2,843,554	$134.66	$113.69	$(56,029)	$(11,226)

(1) Mr. McRae served as our PEO for 2023, 2022, and 2021. The non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Kurtis Binder and Brian Busse; (ii)for 2022, Kurtis Binder, Brian Busse and Gordon Mattingly; and (iii) for 2021, Brian Busse and Gordon Mattingly.

(2) Represents compensation actually paid to Mr. McRae and the average amount paid to our non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McRae's total compensation and average total reported compensation for our non-PEO NEOs as a group for each year as reported in the Summary Compensation Table to determine the CAP.

Year and position	Summary compensation table total	Less: Grant date fair value of equity awards reported in the summary compensation table	Plus: Fair value of equity awards granted during the year that remain unvested as of year end	Plus: Fair value of equity awards granted during the year that vested during the year	Change in fair value of prior years' equity awards that outstanding and unvested as of year end	Change in fair value of prior years' equity awards vested during the year*	Less: Fair value of prior years' equity awards that failed to meet vesting conditions	Compensation actually paid
PEO								
2023	$ 9,911,634	$ 6,550,000	$13,090,000	$ —	$ 9,792,219	$10,300,138	$ —	$36,543,991
2022	$15,405,950	$13,818,702	$ 6,667,578	$ —	$(11,529,152)	$ (746,021)	$ —	$ (4,020,347)
2021	$10,458,023	$ 8,954,297	$13,512,337	$181,540	$ 2,678,829	$ (477,395)	$ —	$17,399,037
Average Non-PEO Named Executive Officers								
2023	$ 1,367,684	$ 629,750	$ 1,428,000	$ —	$ 4,513,101	$ 1,332,411	$ —	$ 8,011,446
2022	$ 4,282,541	$ 3,854,616	$ 2,019,945	$ —	$ (1,435,189)	$ (234,257)	$796,897	$ (18,473)
2021	$ 1,691,808	$ 1,101,269	$ 1,268,440	$ —	$ 1,223,275	$ (238,700)	$ —	$ 2,843,554

* Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. We use the closing price on the applicable date as a basis for fair value. Fair values for each PSU award are measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718), and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

(3) Arlo TSR is cumulative for the measurement periods beginning on December 31, 2020 and ending on December 31 of each of 2023, 2022, and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K. Peer Group TSR is calculated based on the Russell 2000 Index, which is used for purposes of Item 201(e) of Regulation S-K.

(4)   Net income (loss) as reported in our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, 2022, and 2021.

(5)   As required by Item 402(v) of Regulation S-K, we have determined that non-GAAP operating income (loss) is the company selected measure. Non-GAAP operating income (loss) is a non-GAAP financial measure, which represents the GAAP operating income (loss), excluding stock-based compensation expense and other expenses, such as: restructuring charges, impairment charges, separation expense, amortization of development of software cost, and litigation reserves, net. Non-GAAP operating income (loss) may not have been the most important financial performance measure for fiscal years 2022 and 2021 and we may determine a different financial performance measure to be the most important financial performance measure in future years. Non-GAAP operating income (loss) drives our annual performance bonus program in which our NEOs participate and is further described in the Compensation Discussion and Analysis section above. Non-GAAP operating income (loss) as reported and included in our Earnings Release on Form 8-K for the fiscal year ended December 31, 2023, 2022, and 2021.

Required Tabular Disclosure of Most Important Financial Performance Measures

Listed below are the financial measures that in our assessment represent the most important performance measures we use to link CAP for the last fiscal year to company performance:

- Non-GAAP operating income (loss)

- Cash Balance

- Arlo stock price

- Cumulative paid subscriber accounts

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company total shareholder return and that of the Russell 2000 Index. As noted above, CAP for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our named executive officers during the applicable years.



Arlo Compensation Actually Paid vs ARLO and Russell 2000 Index

Arlo Compensation Actually Paid vs Net Income (Loss)



$40,000
$30,000
$20,000
$10,000
$0
$(10,000)
Compensation Actually Paid
(in thousands)
$(20,000)
$(30,000)
$(40,000)
$(50,000)
$(60,000)
Net Income (Loss)
(in thousands)
2021
2022
2023
PEO
Non-PEO NEOs Average
Net income (loss)

Arlo Compensation Actually Paid vs Non-GAAP Operating Income (Loss)



$40,000
$30,000
$20,000
$10,000
$0
$(10,000)
Compensation Actually Paid
(in thousands)
$40,000
$30,000
$20,000
$10,000
$0
$(10,000)
Non-GAAP Operating Income (Loss)
(in thousands)
2021
2022
2023
PEO
Non-PEO NEOs Average
Non-GAAP operating income (loss)

All information provided above under the "Item 402(v) Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Security Ownership Information

The following table sets forth certain information regarding the ownership of the common stock as of March 8, 2024 by: (i) each director; (ii) each of our named executive officers; (iii) all of our executive officers and directors as a group; and (iv) all those known to be beneficial owners of more than 5% of our stock.

The following table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G or 13D filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 97,030,695 shares outstanding on March 8, 2024, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address for the following beneficial owners is: c/o Arlo Technologies, Inc., 2200 Faraday Ave., Suite #150, Carlsbad, California 92008.

Name of Beneficial Owner	Beneficial Ownership			
	Number of Shares of Common Stock Beneficially Owned	Number of Shares Underlying Equity Awards Beneficially Owned[4]	Total Shares Beneficially Owned	Percentage of Total Shares Beneficially Owned
Greater than 5% stockholders				
BlackRock, Inc.[1]	14,541,129	—	14,541,129	15.0%
The Vanguard Group, Inc.[2]	9,556,442	—	9,556,442	9.8%
PRIMECAP Management Company[3]	4,876,641	—	4,876,641	5.0%
Directors and Named Executive Officers				
Matthew B. McRae	1,623,855	620,518	2,244,373	2.3%
Kurtis Binder	102,680	—	102,680	*
Brian Busse	506,747	91,699	598,446	*
Ralph E. Faison	343,367	—	343,367	*
Jocelyn E. Carter-Miller	107,383	—	107,383	*
Grady K. Summers	175,173	—	175,173	*
Prashant (Sean) Aggarwal	27,397	—	27,397	*
Amy M. Rothstein	81,642	10,000	91,642	*
Catriona M. Fallon	54,187	—	54,187	*
All current executive officers and directors as a group (9 persons)	3,022,431	722,217	3,744,648	3.8%

* Less than one percent.

(1) Information regarding BlackRock, Inc. ("BlackRock") is based solely on a Schedule 13G/A filed by BlackRock with the SEC on January 22, 2024. BlackRock's address is 50 Hudson Yards, New York, NY 10001. The Schedule 13G/A indicates that BlackRock has sole voting power with respect to 14,438,199 shares of common stock and sole dispositive power with respect to all of its shares of common stock.

(2) Information regarding The Vanguard Group, Inc. ("Vanguard") is based solely on a Schedule 13G/A filed by Vanguard with the SEC on February 13, 2024. Vanguard's address is 100 Vanguard Blvd, Malvern, PA 19355. The Schedule 13G/A indicates that Vanguard has no sole voting power with respect to its shares of common stock and sole dispositive power with respect to 9,319,208 shares of common stock.

(3) Information regarding PRIMECAP Management Company ("PMC") is based solely on a Schedule 13G/A filed by PMC with the SEC on February 12, 2024. PMC's address is 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105. The Schedule 13G/A indicates that PMC has sole voting power with respect to 4,430,341 shares of common stock and sole dispositive power with respect to all of its shares of common stock.

(4) The SEC deems a person to have beneficial ownership of all shares that he or she has the right to acquire within 60 days. The shares indicated represent shares underlying stock options exercisable and the restricted stock units ("RSUs") vesting within 60 days of March 8, 2024.

Audit Committee Report*

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2023 with our management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report.

Catriona Fallon (Chair)
Jocelyn E. Carter-Miller
Prashant (Sean) Aggarwal
Amy Rothstein

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Audit and Non-Audit Fees

The following table represents aggregate professional services fees billed by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees	$ 2,901,267	$ 1,777,332
Tax Fees	69,955	95,250
All Other Fees	2,000	900
Total Fees	**$2,973,222**	**$1,873,482**

Audit Fees. Consist of fees incurred for professional services by PricewaterhouseCoopers LLP for audit and quarterly review of our financial statements and related services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. There were no audit-related fees incurred in the fiscal years ended December 31, 2023 and 2022.

Tax Fees. Consists of fees incurred for professional services including assistance regarding federal, state and international tax compliance and related services, as well as professional services for tax advice and tax planning.

All Other Fees. Consists of fees incurred for use of an online disclosure checklist and accounting research tool provided by PricewaterhouseCoopers LLP.

All fees described above were pre-approved by our Audit Committee.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board presently has seven members. There are two Class III directors whose term of office expires in 2024: Mr. McRae was previously elected by the stockholders and Ms. Fallon was previously elected by the Board. Proxies may not be voted for a greater number of persons than the number of nominees named in this Proxy Statement, which is two. Mr. McRae and Ms. Fallon, each a current director, were each recommended for nomination to the Board at the Annual Meeting by the Nominating and Corporate Governance Committee of the Board. If elected at the Annual Meeting, Mr. McRae and Ms. Fallon would each serve until the 2027 Annual Meeting of Stockholders or until his or her successor has been duly elected and qualified, or, if sooner, until his or her death, resignation, or removal. It is our policy to invite directors and nominees for director to attend the Annual Meeting. All of our directors attended our 2023 Annual Meeting of Stockholders.

Directors are elected at the Annual Meeting by a plurality of the votes of the holders of shares present or represented by proxy and entitled to vote on the election of directors. Because we have not received notice from any stockholders that they intend to nominate candidates for election as directors at the Annual Meeting, we expect that the nominees will be elected at the Annual Meeting. However, the Board has adopted a Majority Voting in Uncontested Elections Policy pursuant to which any nominee for director at the Annual Meeting would be required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director receives a greater number of "Withhold" votes than votes "For" at such Annual Meeting. For more information on this policy see the section titled "Information Regarding the Board of Directors and Corporate Governance—Corporate Governance Guidelines."

Nominees for Election for a Three-Year Term Expiring at the 2027 Annual Meeting



Matthew McRae

Age 50

Director since 2018

Board Committees:
None

Other Current Public Company
Boards: None

Business Experience:

Matthew McRae has served as our Chief Executive Officer since February 2018 and as a member of our Board since August 2018. Mr. McRae served as Senior Vice President of Strategy of NETGEAR, Inc. ("NETGEAR") from October 2017 until August 2018. Mr. McRae previously served as the Chief Technology Officer of Vizio Inc., a consumer electronics company, from 2010 to 2017, and prior to that served as its Vice President and General Manager, Advanced Products Group, from 2008 to 2010. From 2007 to 2008, Mr. McRae was Vice President of Marketing and Business Development of Fabrik (now part of HGST, Inc.), a provider of data storage and next generation web services, and prior to that, from 2001 to 2007, was the Senior Director, Worldwide Business Development at Cisco Systems Inc., a leader in networking services. Mr. McRae has served on the board of directors of two private technology companies: Violux since September 2020 and Within since May 2021. He previously served on the board of directors of Dedicated Hosting Services, Inc., UC Irvine Institute for Innovation and the Leatherby Center for Entrepreneurship and Business Ethics at the Business School of Chapman University.

Qualifications:

The Nominating and Corporate Governance Committee believes that Mr. McRae's extensive industry experience in leadership positions at consumer electronics and technology companies qualifies him to serve as a member of our Board.



Catriona M. Fallon

Age 53

Director since 2021

Board Committees:
Audit (Chair), Cybersecurity and Privacy

Other Current Public Company
Boards: Palomar Holdings, Inc.

Business Experience:

Catriona Fallon has served as a member of our Board since August 2021. She is an executive advisor, chief financial officer ("CFO") and investor, helping companies achieve outpaced performance. Ms. Fallon currently serves on the board of directors for Palomar Holdings, Inc., a publicly traded specialty insurance company and General Fusion, a privately held Canadian company which is pursuing the fastest and most practical path to commercial fusion energy. Ms. Fallon previously served on the board of directors of publicly-traded company Cray Inc., until its acquisition by Hewlett Packard Enterprise. In addition to her directorships, Ms. Fallon also has served as CFO for several technology companies, including Aktana from 2021 to 2022, a software and services company, and Hitachi Vantara from 2019 to 2020, a multi-billion-dollar digital solutions subsidiary of Hitachi, Ltd. Prior to her employment at Hitachi Vantara, Ms. Fallon was CFO at Silver Spring Networks from 2017 to 2018 where she helped to execute the sale of the company to Itron. From 2015 to 2017, Ms. Fallon was EVP and CFO at Marin Software, a company providing software as a service to optimize online advertising. Ms. Fallon additionally has held leadership positions across a variety of technology companies including Cognizant Technology Solutions and Hewlett-Packard. She also has served as an equity analyst at Citigroup Investment Research and held roles with Piper Jaffray & Company, and McKinsey & Company.

Qualifications:

Ms. Fallon brings more than twenty years of strategic finance expertise and leadership experience to her role as a board member via her significant operational and finance experience as a board member and executive of various technology companies. The Nominating and Corporate Governance Committee believes that Ms. Fallon's understanding of finance, financial reporting, strategy, corporate efficiencies and risk management qualifies her to serve as a member of our Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' THE NAMED NOMINEES.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024 on March 27, 2024. Deloitte has been engaged as our independent registered public accounting firm effective April 13, 2024. Although ratification of the appointment of Deloitte by our stockholders is not required by our amended and restated bylaws or other governing documents, the Board is submitting the appointment of Deloitte to our stockholders for ratification as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will, but is not obligated to, consider whether it is appropriate to appoint another independent registered public accounting firm.

PricewaterhouseCoopers LLP ("PwC") served as our independent registered public accounting firm for the fiscal year ended December 31, 2023. We expect representatives of both Deloitte and PwC to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions by stockholders.

Changes in Certifying Accountant

We conducted a competitive process to determine our independent registered public accounting firm for the fiscal year ending December 31, 2024. Following a review and evaluation of the proposals from the participating firms, on March 27, 2024, the Audit Committee dismissed PwC as our independent registered public accounting firm effective immediately.

The audit report of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through March 27, 2024, there were (1) no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (2) no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K), except that, as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "2023 10-K") we reported a material weakness in internal control over financial reporting identified by management in the area of Information Technology General Controls related to (i) user access and segregation of duty controls that restrict user and privileged access to appropriate personnel; (ii) program change management controls; and (iii) certain computer operations controls.

On March 27, 2024, the Audit Committee appointed Deloitte as our new independent registered public accounting firm for the fiscal year ending December 31, 2024, effective immediately.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through March 27, 2024, neither we, nor any party on behalf of us consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by Deloitte that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The charter of the Audit Committee requires the Audit Committee to submit its appointment of Deloitte as our independent registered public accounting firm to the stockholders for their non-binding ratification. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

The affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the appointment of Deloitte.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of our Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of our Audit Committee members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

Our Audit Committee has determined that the rendering of services other than audit services by Deloitte is compatible with maintaining the principal accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' PROPOSAL TWO.

PROPOSAL THREE

ADVISORY VOTE ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ''Dodd-Frank Act'') and Section 14A of the Exchange Act, the Company's stockholders are entitled to vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement in accordance with SEC rules.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in this Proxy Statement. The compensation of the Company's named executive officers subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this Proxy Statement. As discussed in those disclosures, our Compensation and Human Capital Committee designs our executive compensation program to emphasize variable, at-risk pay that is intended to align the interests of our executives with those of our stockholders. Compensation of the Company's named executive officers is designed to enable the Company to attract and retain talented and experienced executives to lead the Company successfully in a competitive environment.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of the Company's named executive officers as described in this Proxy Statement by casting a non-binding advisory vote ''FOR'' the following resolution:

''RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, included in the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.''

Because the vote is advisory, it is not binding on the Board or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation and Human Capital Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present virtually or represented by proxy and entitled to vote on the matter at the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL THREE.

---

arlo

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF STOCKHOLDER VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the Exchange Act also enable the Company's stockholders, at least once every six years, to indicate their preference regarding how frequently the Company should solicit a non-binding advisory vote on the compensation of the Company's named executive officers as disclosed in the Company's Proxy Statement. In accordance with the Dodd-Frank Act, the Company is asking stockholders to indicate whether they would prefer an advisory vote every year, every other year or every three years. Alternatively, stockholders may abstain from casting a vote. For the reasons described below, the Board recommends that the stockholders select a frequency of one year.

After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of the Company's named executive officers be submitted to the stockholders every year.

The Board believes that an annual advisory vote on the compensation of the Company's named executive officers will allow stockholders to annually express their views on our compensation program for named executive officers. Accordingly, the Board is asking stockholders to indicate their preferred voting frequency by voting for one, two or three years or abstaining from voting on this proposal. The alternative among one year, two years or three years will be deemed selected by the stockholders if it receives affirmative votes of the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the matter. However, if none of the proposed voting frequencies receives affirmative votes of the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the matter, the Company will consider the frequency receiving the highest number of affirmative votes to be the frequency preferred by the stockholders and will be the alternative selected. The following resolution will be submitted to the stockholders for a vote at the annual meeting:

"RESOLVED, that the frequency of every year is hereby APPROVED as the frequency preferred by stockholders for the solicitation of advisory stockholder approval of the compensation paid to the Company's named executive officers."

While the Board believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preferences, on an advisory basis, as to whether the non-binding advisory vote on the approval of the Company's executive officer compensation practices should be held every year, every other year or every three years.

The Board and the Compensation and Human Capital Committee value the opinions of the stockholders in this matter and, to the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority, the Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and, therefore, not binding on the Board or the Company, the Board may decide that it is in the best interests of the stockholders that the Company hold an advisory vote on executive compensation more or less frequently than the option preferred by the stockholders. The vote will not be construed to create or imply any change or addition to the fiduciary duties of the Company or the Board.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF ''ONE YEAR'' ON PROPOSAL FOUR.**

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2023 is available without charge upon written request to: Arlo Technologies, Inc., Attn: Corporate Secretary, 2200 Faraday Ave., Suite #150, Carlsbad, California 92008.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: *Why did I receive a notice regarding the availability of proxy materials on the internet?*

A: Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you a Notice because the Board of Arlo Technologies, Inc. is soliciting your proxy to vote at the 2024 Annual Meeting, including at any adjournments or postponements of the meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice. You are invited to virtually attend the Annual Meeting to vote on the proposals described in this proxy statement. The Annual Meeting will be held virtually on June 21, 2024, at 9:30 a.m., Pacific Time. You can attend the Annual Meeting online by visiting http://www.virtualshareholdermeeting.com/ARLO2024, where you will be able to listen to the meeting live, submit questions and vote online. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return your proxy card that you may request or that we may elect to deliver at a later time or follow the instructions below to submit your proxy over the telephone or through the internet.

We intend to mail the Notice on or about April 26, 2024 to all stockholders of record entitled to vote at the Annual Meeting.

Q: *Will I receive any other proxy materials by mail?*

A: We may send you a proxy card, along with a second Notice, on or after May 2, 2024.

Q: *Why are we holding a virtual Annual Meeting?*

A: We have decided to hold our Annual Meeting virtually again this year, which will be conducted via live audio webcast and online stockholder tools. We believe that our virtual Annual Meeting enables more stockholders (regardless of size, resources or physical location) to have direct access to information more quickly, reduces the environmental impact of our Annual Meeting, and provides for cost savings to us and our stockholders. During the Annual Meeting, we will answer appropriate questions submitted during the Annual Meeting to the extent relevant to the business of the Annual Meeting, and as time permits.

Q: *How do I attend the Annual Meeting?*

A: The Annual Meeting will be held online on Friday June 21, 2024, at 9:30 a.m., Pacific Time. You will be able to attend and participate in the Annual Meeting online by visiting http://www.virtualshareholdermeeting.com/ARLO2024, where you will be able to listen to the meeting live, submit questions and vote. You will not be able to attend the Annual Meeting in person. Information on how to vote at the Annual Meeting is discussed below. The Annual Meeting webcast will begin promptly at 9:30 a.m., Pacific Time. We encourage you to access the webcast prior to the start time. Online check-in will begin at 9:15 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

Q: *What do I need in order to be able to participate in the virtual Annual Meeting?*

A: You will need the 16-digit control number included on your Notice in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the internet, including how to demonstrate proof of stock ownership, are posted at http://www.virtualshareholdermeeting.com/ARLO2024. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares or submit questions.

We will have technicians ready to assist you with any technical difficulties you may encounter accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting login page.

Q: *Who can vote at the Annual Meeting?*

A: Only stockholders of record at the close of business on April 22, 2024 will be entitled to vote at the Annual Meeting. On this record date, there were 97,279,214 shares of common stock outstanding and entitled to vote. A complete list of stockholders entitled to vote at the Annual Meeting will be available for a period of ten days ending the day prior to the Annual Meeting at our principal executive offices located at 2200 Faraday Ave., Suite #150, Carlsbad, California 92008. In addition, the list of stockholders will also be available during the Annual Meeting on the virtual meeting site at http://www.virtualshareholdermeeting.com/ARLO2024.

Stockholder of Record: Shares Registered in Your Name

If, on April 22, 2024, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time as instructed below to ensure your vote is counted. If you submit your proxy telephonically or over the internet, you must do so no later than 11:59 p.m., Eastern Time on June 20, 2024. Stockholders who attend the Annual Meeting should follow the instructions at http://www.virtualshareholdermeeting.com/ARLO2024 to vote online during the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 22, 2024, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q: What am I voting on?

A: There are four matters scheduled for a vote:

- Proposal One: Election of the two Class III directors named herein to hold office until the 2027 annual meeting of stockholders;

- Proposal Two: Ratification of the appointment by the Audit Committee of Deloitte as the independent registered public accounting firm for the fiscal year ending December 31, 2024;

- Proposal Three: Advisory approval of the compensation of our named executive officers; and

- Proposal Four: Advisory indication of the preferred frequency of stockholder advisory votes on the compensation of our named executive officers.

Q: What if another matter is properly brought before the Annual Meeting?

A: The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

Q: How do I vote?

A: You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote online at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote online even if you have already voted by proxy.

- **VOTE ONLINE AT THE ANNUAL MEETING:** To vote online during the Annual Meeting, please go to http://www.virtualshareholdermeeting.com/ARLO2024. You will be asked to provide the 16-digit control number included on your Notice. Once you have logged into the Annual Meeting, please follow the instructions to vote your shares. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares or submit questions.

- **VOTE BY PHONE:** To vote over the telephone, dial toll-free 1-800-690-6903 using any touch-tone telephone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the Notice. Your telephone vote must be received by 11:59 p.m., Eastern Time on June 20, 2024 to be counted.

- **VOTE BY INTERNET:** You may vote by completing an electronic proxy card at www.proxyvote.com. You will be asked to provide the 16-digit control number from the Notice. Your internet vote must be received by 11:59 p.m., Eastern Time on June 20, 2024 to be counted. **We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.**

- **VOTE BY PROXY CARD:** To vote using a proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your brokerage firm, bank, dealer or other agent, you should have received a Notice containing voting instructions from that organization rather than from Arlo. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote at the Annual Meeting, you must obtain a valid proxy from your brokerage firm, bank, dealer or other agent. Follow the instructions from your broker or bank, or contact your broker or bank to request a proxy form.

Q: *How many votes do I have?*

A: On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 22, 2024.

Q: *If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?*

A: If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the internet or online at the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of all of the nominees for Class II directors and "For" the ratification of the selection by the Audit Committee of Deloitte as the independent registered public accounting firm for the fiscal year ending December 31, 2024. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Q: *If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with voting instructions, what happens?*

A: If you are a beneficial owner and do not instruct your brokerage firm, bank, dealer or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the particular proposal is considered to be a routine matter under applicable rules. Under the rules of NYSE, brokers, banks and other intermediaries that are subject to NYSE rules may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under NYSE rules, but not with respect to "non-routine" matters. Under applicable NYSE rules and interpretations, non-routine matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported. Accordingly, without your instructions, your broker or nominee may not vote your shares on Proposals One, Three or Four, but may vote your shares on Proposal Two.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Q: Who is paying for this proxy solicitation?

A: Arlo will pay for the entire cost of soliciting proxies. In addition to these proxy materials, Arlo's directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks, dealers or other agents for the cost of forwarding proxy materials to beneficial owners.

Q: What does it mean if I receive more than one Notice?

A: If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notice to ensure that all of your shares are voted.

Q: Can I change my vote after submitting my proxy?

A: *Stockholder of Record: Shares Registered in Your Name*

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

- You may send a timely written notice that you are revoking your proxy to Arlo's Corporate Secretary at 2200 Faraday Ave., Suite #150, Carlsbad, California 92008.

- You may attend the Annual Meeting and vote online at that time. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most recent proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your brokerage firm, bank, dealer or other agent as a nominee, you should follow the instructions provided by such brokerage firm, bank, dealer or other agent.

Q: When are stockholder proposals and director nominations due for next year's annual meeting?

A: To be considered for inclusion in our proxy materials for next year's annual meeting, your proposal must be submitted in writing by December 27, 2024, to the attention of the Corporate Secretary of Arlo, 2200 Faraday Ave., Suite #150, Carlsbad, California 92008. If we hold next year's annual meeting more than 30 days before or after June 21, 2025 (the one-year anniversary date of the Annual Meeting), we will disclose the new deadline by which stockholder proposals must be received to be considered for inclusion in our proxy statement for that annual meeting under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform stockholders. Stockholder proposals are subject to applicable rules under the Exchange Act. The timely submission of such a proposal (including a director nomination) does not guarantee its inclusion in our proxy materials. In addition, the amended and restated bylaws establish an advance notice procedure for stockholders who wish to bring forth a proposal, including a director nomination, before an annual meeting of stockholders but which are not included in our proxy statement. If you wish to submit such a proposal (including a director nomination) that is to be brought before next year's annual meeting, you must do so between January 22, 2025 and February 21, 2025. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder must be received not later than the close of business on the tenth day following the day notice of the date of the meeting was mailed or public disclosure was made, whichever occurs first. You are also advised to review the amended and restated bylaws, which contain additional requirements relating to advance notice of stockholder proposals and director nominations. The timely submission of such a proposal (including a director nomination) does not guarantee it will be brought before the annual meeting.

In addition to satisfying the foregoing requirements under our amended and restated bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth any additional information required by Rule 14a-19 promulgated under the Exchange Act, no later than April 22, 2025.

Q: What are "broker non-votes"?

A: When a beneficial owner of shares held in "street name" does not give instructions to the brokerage firm, bank, dealer or other agent holding the shares as to how to vote on matters deemed to be non-routine under applicable rules, the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

Q: How are votes counted?

A: Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, for the proposal to elect directors, votes "For" "Withhold" and broker non-votes; for the proposal regarding frequency of stockholder advisory votes to approve executive compensation, votes for frequencies of one year, two years or three years, abstentions and broker non-votes; and, for the other proposals, votes "For" and "Against," abstentions and, if applicable, broker non-votes. "Withhold" and broker non-votes will have no effect on the outcome of Proposal One. Abstentions will be counted towards the vote total for Proposals Two and Three, and will have the same effect as "Against" votes. For Proposal Four, abstentions will be counted towards the vote total, and will have the same effect as votes against each of the proposed voting frequencies. Broker non-votes will be counted towards the presence of a quorum but will not be counted towards the vote total for any proposal.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you **must** *provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.*

Q: How many votes are needed to approve each proposal?

A:
- For Proposal One, the election of directors, the two nominees receiving the most "For" votes from the holders of shares present or represented by proxy and entitled to vote on the election of directors will be elected. Only votes "For" will affect the outcome. While "Withhold" votes and broker non-votes will have no effect on the outcome of the vote, we have adopted a Majority Voting in Uncontested Elections Policy pursuant to which any nominee for director at the Annual Meeting would be required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee if such nominee for director receives a greater number of "Withhold" votes than votes "For" such election. For more information on this policy see the section titled "Information Regarding the Board of Directors and Corporate Governance—Corporate Governance Guidelines."

- To be approved, Proposal Two, the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2024, must receive "For" votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes, if any, will have no effect.

- Proposal Three, advisory approval of the compensation of the Company's named executive officers, will be approved if it receives "For" votes from the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the matter. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes, if any, will have no effect.

- For Proposal Four, the advisory vote on the frequency of stockholder advisory votes on executive compensation, in accordance with the Company's amended and restated bylaws, a voting frequency will be deemed selected by the Company's stockholders if it receives affirmative votes of the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the matter. However, if none of the proposed voting frequencies receives affirmative votes of the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the matter, the Company will consider the frequency receiving the highest number of affirmative votes to be the frequency preferred by the stockholders. If you "Abstain" from voting, it will have the same effect as a vote "Against" each of the proposed voting frequencies. Broker non-votes will have no effect.

Q: What is the quorum requirement?

A: A quorum of stockholders is necessary to hold the Annual Meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting or represented by proxy. On the record date, there were 97,279,214 shares outstanding and entitled to vote. **Thus, the holders of 48,639,608 shares must be present virtually or represented by proxy at the Annual Meeting to have a quorum.**

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your brokerage firm, bank, dealer or other agent) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the Annual Meeting or represented by proxy may adjourn the Annual Meeting to another date.

Q: *How can I find out the results of the voting at the Annual Meeting?*

A: Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we intend to file a Current Report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Current Report on Form 8-K to publish the final results.

Q: *I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?*

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we receive contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or Arlo. Direct your written request to Arlo Technologies, Inc., Attn: Corporate Secretary, 2200 Faraday Ave., Suite #150, Carlsbad, California 92008 or call us at (408) 890-3900 and we will promptly deliver the requested documents or notice. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from_____to_____
Commission file number: 001-38618

ARLO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-4061754
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
2200 Faraday Ave., Suite #150	
Carlsbad, California	**92008**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number including area code
(408) 890-3900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ARLO	New York Stock Exchange

Securities registered pursuant to 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of July 2, 2023 was $981.4 million. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the New York Stock Exchange on June 30, 2023 (the last business day of the Registrant's most recently completed fiscal second quarter). Shares of the registrant's common stock held by each executive officer and director and certain entities that own 15% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's Common Stock, $0.001 par value, was 96,171,157 shares as of February 23, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 annual meeting of stockholders, which will be filed within 120 days of the registrant's fiscal year end, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Arlo Technologies, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

Note About Forward-Looking Statements

This Annual Report on Form 10-K ("Form 10-K"), including the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 below, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Form 10-K, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" in Part I, Item 1A below, and elsewhere in this Annual Report on Form 10-K, including, among other things: health epidemics and other outbreaks could significantly disrupt our operations; future demand for our products may be lower than anticipated; consumers may choose not to adopt our new product offerings or adopt competing products; the actual price, performance and ease of use of our products may not meet the price, performance and ease of use requirements of consumers; our dependence on certain significant customers; our reliance on a limited number of third-party suppliers and manufacturers; new cyber threats may challenge the effectiveness or threaten the security of our products; the collaboration with Verisure may not continue to be successful; we may overestimate our ability to maintain, protect, and enhance our intellectual property; our efforts to retain key personnel and to attract, retain and motivate qualified personnel with technical, operational and leadership expertise may not be successful; and our business strategies and development plans may not be successful. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. All forward-looking statements in this Annual Report on Form 10-K are based on information available to us as of the date hereof, such information may be limited or incomplete, and we assume no obligation to update any such forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes contained in this Annual Report on Form 10-K.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. The risks are discussed more fully below and included, but are not limited to, risks related to:

- We obtain several key components from limited or sole sources, and if these sources fail to satisfy our supply requirements or we are unable to properly manage our supply requirements with our third-party manufacturers, we may lose sales and experience increased component costs.

- We depend on a limited number of third-party manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption, or quality control problems in their operations, we could lose or fail to grow our market share and our brand may suffer.

- If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

- If we lose the services of key personnel, we may not be able to execute our business strategy effectively.

- We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

- If we fail to continue to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, or if our products or services are not adopted as expected, we will not be able to compete effectively and we will be unable to increase or maintain revenue and gross margin.

- We may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

- Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share.

- We entered into an asset purchase agreement (the "Asset Purchase Agreement") and supply agreement (the "Supply Agreement") with Verisure Sàrl ("Verisure") that gives Verisure exclusive marketing and distribution rights for our products in Europe as well as the ability to sell our products through their direct channel globally. We cannot provide assurance that the arrangement with Verisure will continue to be a successful collaboration.

- We are dependent on information technology systems, infrastructure and data. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of customers or sales; reduced revenue or profits; increased expenses; significant decline in our stock price; and other adverse consequences.

- Our future success depends on our ability to increase sales of our paid subscription services.

- Interruptions with the cloud-based systems that we use in our operations provided by an affiliate of Amazon.com, Inc. ("Amazon"), which is also one of our primary competitors, may materially and adversely affect our business, results of operations, and financial condition.

- Our current and future products may experience quality problems, including defects or errors, from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims and could lead to significant direct or indirect costs, decreased revenue, and operating margin, and harm to our brand.

- We rely on a limited number of traditional and online retailers and wholesale distributors for a substantial portion of our sales, and our revenue could decline if they refuse to pay our requested prices or reduce their level of purchases or if there is significant consolidation in our sales channels, which results in fewer sales channels for our products.

Item 1.   Business

Overview

Arlo Technologies, Inc. ("we" or "Arlo") is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.

To date, we have launched subscription services such as Arlo Secure, Arlo Total Security, and Arlo Safe, and several categories of award-winning smart security devices, including smart Wi-Fi and LTE-enabled cameras, video doorbells, floodlight cameras and home security systems. In addition, Arlo's broad compatibility allows the platform to seamlessly integrate with third-party internet-of-things ("IoT") products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, IFTTT, Stringify and Samsung SmartThings. We plan to continue to introduce new smart security devices to the Arlo platform both in cameras and other categories, increase the number of registered accounts on our platform, keep them highly engaged through our mobile app and generate incremental recurring revenue by offering them paid subscription services.

Market

Our total addressable market consists of individuals and business owners who use smart security devices to protect their loved ones and property. Outside of the home, we have seen adoption of our cellular-enabled products in a variety of use cases, such as neighborhood watch, construction site monitoring, wildlife and outdoor trail surveillance and event monitoring. We believe the small business, government and direct home monitoring channels provide growth areas for us in addition to our retail and e-commerce presence. Our Software as a Service ("SaaS") solution includes Arlo Secure, a subscription service with coverage for unlimited cameras and an enhanced Emergency Response solution, Arlo Total Security, a comprehensive subscription service with professional monitoring and security hardware, Arlo Safe, a personal safety service with panic button accessory, as well as Arlo SmartCloud, a solution that delivers highly efficient and secure cloud services at scale. We believe we are well-positioned to extend our current reach to the broader IoT market both within and beyond the home as we continue to launch new products and services within our smart security platform.

Services

Arlo Secure

Arlo Secure is our subscription service that provides advanced AI-based detection, DIY home security as well as professional monitoring, and an enhanced Emergency Response capability. These premium services boast support for unlimited household security devices, along with advanced AI object detection, and smarter, more interactive notifications. Additionally, the new 24/7, one-touch Emergency Response is available with the Secure Plus and Safe and Secure Pro plans, enabling Arlo users to directly dispatch first responders during an emergency for quicker action. A trial period of Arlo Secure is provided with various Arlo cameras, home security, and doorbell products. The features of Arlo Secure subscriptions include:

- *Emergency Response (Secure Plus plan)* – With one touch in the Arlo Secure App, users can directly dispatch fire, police, or medical responders to the camera's location. If directed by the user, Arlo's Emergency Response team can also provide critical location information to responders en route to better prepare them, such as gate codes, medical conditions of family members, and pet details.

- *2K (Secure plan) and 4K (Secure Plus plan) Cloud-based Video Recording* – View 30 days of recordings securely stored on Arlo's SmartCloud platform, for ultimate peace of mind and protection even if the device is damaged or stolen in a break-in, storm or other physical incident.

- *Unlimited Cameras* – Users can enjoy Arlo Secure service for all cameras in their home with one all-encompassing plan and can add newly purchased Arlo cameras for no additional service charge.

- *Advanced Object Detectio*n – Arlo processes and filters 200 million events each day through advanced object detection backed by visual artificial intelligence, allowing for better recognition of people, packages, vehicles, and animals to add key context to notifications and reduce unwanted alerts.

- *Smart Interactive Notifications* – Users can take quicker action by responding to rich notifications or viewing an animated preview of a notification video through the lock screen on their smartphone.

- *Smoke and CO Alarm Detection* – Users can get notified when the camera hears a smoke or CO alarm triggered.

- *Cloud-based Activity Zones* – Users can reduce unwanted notifications by highlighting specific areas on their property where they want motion to be detected.

- *Call a Friend* – Users can instantly call a friend through the Arlo App from their notification screen with one tap.

- *24/7 Priority Support* – Users get priority technical support through the in-app Help Center with omnichannel access to phone, chat, Community or self-help articles.

- *24/7 Professional Monitoring (Secure Pro plan)* – Users have access to Live Security Experts who swiftly assist in an emergency, regardless of whether a user is home or away. Through Emergency Response, live agents can access authorized camera video to verify emergencies, potentially reducing false alarms, expediting response from emergency personnel in a crisis.

Arlo Total Security

Arlo Total Security is a comprehensive subscription service that offers 24/7 professional monitoring and security hardware with affordable monthly pricing and no upfront costs. At the heart of this innovative subscription service is Arlo's Home Security System, which uses a first-of-its-kind, all-in-one multi-sensor capable of eight different sensing functions. With its all-in-one design, the Arlo multi-sensor can be placed anywhere—from walls to windows and doors, to underneath sinks and water heaters—to detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens. Managed through the Arlo Secure App, the award-winning security system pairs with Arlo's advanced video security cameras, such as the Arlo Pro 5s, to enable video verification by 24/7 Professional Monitoring security experts of an emergency situation – a growing requirement across municipalities to reduce false alarms and unnecessary utilization of emergency services.

Arlo Safe

Arlo Safe is a personal safety service with a panic button accessory featuring one-tap, 24/7 Emergency Response, family safety, automatic crash detection and more. Ideal for everyone from city dwellers walking home at night, to college students out with friends, teenagers walking to/from school, daily commuters, or even elderly family members, Arlo Safe is an all-encompassing 24/7 personal safety solution for ultimate peace of mind while on the go. Features including 24/7 live agent emergency support, location sharing, family check-ins, and safety alerts provide on-the-go protection to keep the user safe in a time of need. Working in tandem with the Arlo Safe app, the Arlo Safe button can be used to alert safety experts and rapidly send emergency responders to the user's location anytime, day or night. The features of Arlo Safe subscriptions include:

- *One-Touch Emergency Response* – Access live safety experts 24/7 to rapidly send fire, police, or medical responders directly to the user's exact location.

- *Family Safety* – Never miss a moment with the ability to know where opt-in family members have been, see their current location, or send help directly to them in an emergency situation.

- *Crash Detection and Response* – Advanced impact detection can expedite emergency response in the event of a vehicle accident by sharing appropriate location and medical information with first responders.

Other Services

Arlo SmartCloud is a SaaS solution that delivers scalable security cloud services for business. Its comprehensive offering includes computer vision, multi-object detection, audio analysis, security services, scaled storage and numerous ecosystem integrations. Arlo SmartCloud is a fully managed robust global platform built for security, scalability, and reliability that can be deployed as part of advanced subscription services for hardware companies, automotive companies, service providers, insurance companies, home builders, smart communities, smart cities, traditional security companies, and other related verticals.

Our services also include certain development services provided to Verisure under a Non-recurring Engineering arrangement, including development of certain custom products specified by Verisure.

Products

Smart Security Devices

Arlo Essential Cameras and Doorbells (2nd Generation), released in the third quarter of 2023, deliver smart home protection for everyone at an incredible value. The new lineup features the Arlo Essential XL Outdoor Camera with 4X the battery life of the new standard Essential Outdoor Camera, as well as a new Essential Indoor Camera with an automated privacy shield. A new Video Doorbell with head-to-toe 180-degree field of view is also available. The all-new second generation Essential cameras and doorbells offer several new advancements, with up to 2K video resolution, providing customers with powerful smart home security solutions at affordable price points. Additionally, each device features USB-C connections for easy re-charging, and a new quick set-up process using Bluetooth for a faster, easier onboarding experience.

Arlo Home Security System, released in the fourth quarter of 2022, is a first-of-its-kind smart security system featuring the Arlo All-in-One Multi-Sensor capable of eight different sensing functions. The system, which is managed through the Arlo Secure App, pairs with Arlo's new 24/7 Professional Monitoring service, granting one-tap access to highly trained Security Experts who monitor and respond to emergency situations. Able to be placed anywhere, from walls to windows and doors, to under sinks and water heaters, the simple-to-install wireless multi-sensor can detect motion, door/window openings and tilt, water leaks, freezing temperatures, lighting changes and T3/T4 smoke/CO alarm audio sirens.

Arlo Pro 5S, released in the fourth quarter of 2022, is an all-new Wireless Security Camera with advanced 2K video resolution. The latest addition to the award-winning Pro series, Pro 5S boasts tri-band connectivity - operating via dual-band Wi-Fi and Arlo SecureLink technology. Pro 5S is backed by the Arlo Secure App which features an all-new, highly intuitive interface that streamlines access to critical tools like Emergency Response. Since Pro 5S operates on the lowest power band when in sleep mode, users will appreciate significant battery life improvements. Additionally, tri-band connectivity provides longer Wi-Fi range, and mitigates RF interference and active jamming attempts while maximizing picture quality. Pro 5S seamlessly pairs with other SecureLink devices for continuous security and connectivity, even during power and internet outages.

Arlo Go 2, released in the second quarter of 2022, is designed for monitoring remote areas, large properties, construction sites, vacation homes, boat or RV slips and hard-to-access areas. Go 2 works with a 4G LTE cellular data plan to provide continuous connectivity and uninterrupted security. Arlo Go 2 features a 100% wire-free, weather-resistant design, swappable, rechargeable battery and the ability to directly connect to Wi-Fi, when in range. Users can view and record 1080p full HD video day and night, capturing important details with color night vision thanks to an integrated spotlight. Two-way, full-duplex audio ensures clear communication with visitors, while a built-in siren can be triggered remotely or automatically to ward off intruders. Additionally, Arlo Go 2 is equipped with GPS positioning to track the camera's whereabouts, allowing users to locate devices across an expansive area, or in the event of theft.

Arlo Ultra 2, released in the second quarter of 2020, is designed to deliver an enhanced user experience with improved range, building on advanced features such as 4K video with HDR, an ultra-wide, 180-degree field of view, auto zoom and tracking on moving objects with clarity and detail, color night vision allowing the user to see video in color rather than traditional black and white, built-in siren that is automatically triggered by motion or audio, or manually triggered via the Arlo App and more. Arlo Ultra 2 works with Amazon Alexa, Google Assistant, Apple Homekit, and IFTTT for easy interaction, automation and control.

Arlo Floodlight Camera, released in the first quarter of 2020, is the first wire-free floodlight camera on the market. The floodlight camera brings powerful LEDs, an integrated 2K HDR camera, 160-degree field of view, two-way audio, custom lighting configurations and a built-in siren to any home or small business. The floodlight camera can automatically measure the amount of surrounding light to allow for true customization for when the floodlight automatically turns on. The floodlight camera also offers three different light patterns – constant, flashing, and pulsating – which users can control manually on-demand or via automation rules.

Arlo Accessories

Security System Accessories provide added functionality to the Arlo Security System for added peace of mind. The Wire-Free Outdoor Siren extends protection outside of the home with a loud wire-free siren featuring a weather-resistant design, built-in strobe and adjustable volume settings. The Arlo Cellular and Battery Backup module gives the Arlo Security System up to 12 hours of power during outages and stacks discretely beneath the Security System hub for a sleek all-in-on design.

Charging Accessories are designed to offer additional convenient ways to keep Arlo wire-free cameras up and running even longer. With the Arlo Charging Station, users can charge up to two batteries with fast-charging technology so there is always a battery ready to go. For those looking to eliminate battery swaps entirely, the mountable and weather-resistant Arlo Solar Panel connects to various Arlo cameras to keep batteries charged with just a few hours of direct sunlight.

Mounts feature innovative designs that allow users to mount their cameras outdoors or indoors, on ceilings or countertops. The Arlo Anti-Theft Mount enables users to lock their Arlo camera in place to prevent tampering and theft. Additional outdoor, tabletop, and other adjustable mounts give users added flexibility to customize their camera position to suit any unique location they need to monitor.

Sales Channels

We sell our products through multiple sales channels worldwide, including traditional and online retailers, wholesale distributors, broadcast channels, wireless carriers, security solution providers as well as directly to consumers through our own online store.

Retailers. We sell to traditional and online retailers, either directly or through wholesale distributors. We work directly with our retail channels on market development activities, such as co-advertising, including digital and traditional media, online promotions and video demonstrations, instant rebate programs, event sponsorship and sales associate training. We sell a substantial portion of our products through traditional and online retailers, including Amazon, Best Buy Co., Inc., Walmart, Inc., and Costco Wholesale Corporation and their affiliates.

Wholesale Distributors. Our distribution channel supplies our products to retailers, e-commerce resellers, wireless carriers and broadcast channels. We sell directly to our distributors, including Ingram Micro, Inc., D&H Distributing Company and Synnex Corporation.

Broadcast Channels. We also sell our products through TV shopping networks such as HSN and QVC.

Wireless Carriers. We supply our products to major wireless carriers around the world, including AT&T, T-Mobile, Verizon, Telstra and Vodafone. This sales channel is and will continue to be the key route-to-market for our current portable LTE-enabled camera and any future cellular-enabled security solutions.

Security Solution Providers. We sell our products and services to security solution providers, including Verisure, from which we derived 33.5% of our revenue in 2023.

Arlo.com. In the third quarter of 2019, we launched our online direct to consumer store to sell our products directly to our customers. We also sell our subscription services, such as Arlo Secure, Arlo Total Security, and Arlo Safe, directly to consumers.

Agreement with Verisure

Verisure is the exclusive distributor of our products in Europe for all retail channels and direct channels in connection with Verisure's security business. During the five-year period that commenced on January 1, 2020, Verisure has an aggregate purchase commitment of $500.0 million. As of December 31, 2023, $469.8 million of the purchase commitment has been fulfilled. Based on the Supply Agreement with Verisure, a purchase obligation is not deemed to exist until we receive and accept Verisure's purchase order. As of December 31, 2023, we had a backlog of $52.3 million which represents performance obligations that will be recognized as revenue once fulfilled, which is expected to occur over the next twelve months.

Competition

We believe we are well-positioned to compete within the broader smart security market, both within and beyond the home as we continue to launch new product lines and services on our highly secure, globally-scaled platform. However, our market is highly competitive and evolving, and we expect competition to increase in the future. We believe the principal competitive factors impacting the market for our products and services include price, service offerings, functionality, brand, technology, design, distribution channels and customer service.

We believe that we compete favorably in these areas based on our market position in the U.S. consumer network connected camera systems market, best-in-class technology, direct relationship with users and user engagement, trusted Arlo platform, strong Arlo brand and channel partners and deep strategic partnerships with key suppliers, such as Infineon Technologies AG, OmniVision Technologies Inc., Realtek and Qualcomm Incorporated. Moreover, our focus on building a smart security platform, combined with our leadership in innovation in the consumer network connected camera systems market, has led to the strength of our Arlo brand worldwide. We believe this focus allows us to compete favorably with companies that have introduced or have announced plans to introduce smart security devices or services. Nevertheless, the smart security market remains highly competitive, and has a multitude of participants, including: large global technology companies, such as Amazon (Ring and Blink) and Google (Nest); security service vendors, such as ADT; telecom service providers, such as AT&T and Comcast; and other companies, such as TP Link, Eufy and Wyze.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than we do. We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. For additional information, see "*Risk Factors-Risks Related to Our Business-Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share.*"

Research and Development

We are passionate about developing new and innovative products and services that enhance the smart security experience. Our research and development team collaborates with our product team to design and build differentiated new products and improve upon our existing products and services. Our goal is to create unique user experiences within the smart security market. For example, our original Arlo camera was the world's first commercially available 100% battery-operated Wi-Fi security camera with 720p HD video, IP65-rated weather resistance and night vision. The groundbreaking nature of the product, first launched in December 2014, gathered critical acclaim and market success. Our research and development team has taken this same approach to all of our subsequent product releases, constantly innovating to stay competitive.

As of December 31, 2023, our research and development staff consisted of 148 employees, located in our offices worldwide, and was comprised of front-end and back-end software engineers, radio frequency engineers, electrical engineers, mechanical engineers, system test engineers, computer vision scientists and data analysis engineers, UX and industrial design engineers and mobile app developers. We also engage and contract with certain third parties, such as ITS Partner LLC, e-Infochips Ltd., and Elinext Software Ltd. on research and development. We intend to continue to invest in research and development to expand our platform and capabilities in the future.

Manufacturing

While all of our products are primarily designed in North America, we currently outsource manufacturing to Foxconn Cloud Network Technology Singapore Pte. Ltd., Alpha Networks Inc., Pegatron Corporation, and Chicony Electronics Co., Ltd., which are all headquartered in Asia. Although we do not have any long-term purchase contracts, we have executed master product supply agreements with these manufacturers, which typically provide indemnification for intellectual property infringement, epidemic failure clauses, agreed-upon price concessions, division of each party's intellectual property and product quality requirements. As we expand our product portfolio, we continue to explore new potential manufacturing partners that may provide us with competitive advantages on technology and cost. Since we outsource our manufacturing, we have the flexibility and ability to adapt to market changes, product supply and component pricing while keeping our costs low. In addition to their responsibility for the manufacturing of our products, our manufacturers typically purchase all necessary parts and materials to produce finished goods. To maintain quality standards for our suppliers, we have established our own product quality organization based in Vietnam and Taiwan, which is responsible for auditing and inspecting process and product quality on the premises of our manufacturers. Our strategic relationships with our manufacturers are an important component of our ability to introduce new products and grow our business.

We focus on driving alignment of our product roadmaps with our manufacturers and determining what we can do collectively to reduce costs across the supply chain. Our operations teams based in the United States, Ireland, Taiwan, and Vietnam coordinate with our manufacturers' engineering, manufacturing and quality control personnel to develop the requisite manufacturing processes, quality checks and testing and general oversight of the manufacturing activities. We believe this model has enabled us to quickly and efficiently deliver high-quality and innovative products, while enabling us to minimize costs and manage inventory.

Our products are manufactured and packaged for retail sale by our manufacturers mostly in Vietnam, Thailand, and Indonesia, and shipped to our logistics hubs located in the United States, Hong Kong, and Australia. Our operations team coordinates with our manufacturers to ensure that the shipment of our products from the manufacturers to these logistics hubs meets customer demand.

Marketing

Our marketing programs are focused on building global brand awareness, increasing product adoption and driving sales. Our marketing efforts target individuals interested in a smart security solution. We also increase brand awareness by augmenting word-of-mouth recommendations from Arlo customers and key influencers, interact digitally with current and prospective customers and maintain and develop our strong channel partnerships and strong shelf presence. We collaborate with our retail partners on market development activities to drive in-store and online engagement with the brand and drive purchases.

Customer Care

We provide customer care to Arlo users globally through a variety of communication channels, including phone, chat, email, social media and our Arlo Community, as well as self-guided resources such as knowledge-base articles, how-to videos and technical documentation on our website. We believe that providing timely, responsive customer support and educational content to our users helps foster an ongoing engagement that builds loyalty to our brand and also enables us to understand user needs as they evolve. The online Arlo Community in particular serves as an efficient and engaging platform through which we can deliver customer care and receive feedback from users. We gather and analyze user feedback from all platforms to help inform our design and engineering teams about future enhancements to our products and services.

In order to best serve our users globally, we manage and continually adjust our resources worldwide through a mixture of permanent employees and subcontracted, outsourced resources. As our installed base continues to grow in new geographies, categories and technologies, we will continue to focus on building a scalable support infrastructure that enables our users to engage with us through the channel that is most convenient and efficient for their needs.

Arlo Cloud Engineering Operations

We currently serve our users from third-party data center hosting facilities. Our cloud platform runs in data centers in the United States and a data center in Ireland to serve our European Union users. We also utilize data centers in Singapore and Australia. We have designed our cloud environments to be highly resilient with built-in redundancy and provide failover to other data centers in our network.

Fiscal Periods

Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. We report our results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters ends on the Sunday closest to the calendar quarter end, with the fourth quarter ending on December 31.

Seasonality

Historically, we have generated higher product revenue in the third and fourth quarters of each year compared to the first and second quarters due to seasonal demand from consumer markets, primarily relating to the beginning of the school year and the holiday season. For example, for the years ended December 31, 2023, 2022 and 2021, our third and fourth quarters collectively represented 54.0%, 50.3% and 58.4%, respectively, of our revenue for such years. Therefore, timely and effective product introductions are critical to our results of operations.

Intellectual Property

Our ability to protect our intellectual property will be an important factor in the success and continued growth of our business. We rely upon a combination of patent, copyright, trade secret, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Some of our technology relies upon third-party licensed intellectual property.

We currently hold 113 issued United States patents, 59 pending United States patent applications, 51 international patents, including patents issued by China and the EU, 34 pending patent applications outside of the United States. All the patents and patent applications generally relate to certain aspects of our hardware devices, accessories, software and services. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We also pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. We currently have seven registered trademarks and three pending trademark applications in the United States, as well as 80 registered trademarks and 25 pending trademark applications outside of the United States. We currently hold trademark registrations for "ARLO" in 13 countries: the United States, Argentina, Australia, Brazil, Canada, Chile, China, Japan, Mexico, New Zealand, Peru, Singapore, and Trinidad and Tobago, as well as the World Intellectual Property Organization. For more information, see "*Risk Factors-Risks Related to Our Business-If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed*."

Environmental Laws

Our products and manufacturing processes are subject to numerous governmental regulations, which cover both the use of various materials and environmental concerns. Environmental issues such as pollution and climate change have had significant legislative and regulatory efforts on a global basis, and there are expected to be additional changes to the regulations in these areas. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products. In addition, any new regulations or laws in the environmental area might increase the cost of the raw materials we use in our products and the cost of compliance. Other regulations in the environmental area may require us to continue to monitor and ensure proper disposal or recycling of our products. To the best of our knowledge, we maintain compliance with all current government regulations concerning our production processes for all locations in which we operate. Since we operate on a global basis, this is also a complex process that requires continual monitoring of regulations and an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing regulations.

Environmental, Social, and Governance

We believe responsible and sustainable business practices support our long-term success. As a company, we are deeply committed to protecting and supporting our people, our environment, and our communities. That commitment is reflected through various corporate initiatives as well as day-to-day activities, including our adoption of sustainability-focused policies and procedures, our publicly recognized focus on fostering an inclusive workplace, our constant drive toward more efficient use of materials and energy, our careful and active management of our supply chain, our services and products which help reduce carbon footprints and enhance road safety, and our impactful and globally integrated ethics and compliance program.

Our adoption of environmental, social and governance ("ESG") practices is based on several principles that help position our business for long-term, sustainable success. We believe a holistic ESG approach creates competitive advantages over business rivals as our partners, suppliers, and customers increasingly look to build relationships with companies that boast sustainable and adaptable business operations.

Environmental

We are committed to providing customers with high quality products, conducting operations in a socially responsible, ethical, and sustainable manner to protect the environment and promoting compliance with all relevant regulations, customer specifications, and environmental legislation. This commitment continues to be a driving force at our company, and a principle that is deeply ingrained in our values.

As we continue to further implement our ESG and Sustainability program, we have experienced an improvement in our management of our environmental practices. Our environmental programs have received low-risk ratings from prominent ESG ratings agencies, demonstrating our continued efforts to integrate ESG into our business. We strive for continuous improvement by establishing internal targets and timelines to improve our carbon footprint which we expect will help improve our risk ratings even further. Additionally, our engagement with the various stakeholders including ESG rating agencies, have enabled us to expand the scope of analysis in our annual ESG reporting to our external stakeholders.

Social

We believe in fostering a culture of fairness and inclusion both within our company and throughout our supplier network. We prioritize open communication and collaboration with our employees and partners to address any concerns related to recruitment, working hours, compensation, discrimination, and the freedom to associate. By working closely together, we strive to create a welcoming and respectful work environment, both within our organization and beyond, promoting equal and humane treatment both within our company as well as at our suppliers. We work with our employees and partners closely to resolve any issues with respect to recruitment, working hours, compensation, discrimination, and freedom of association, hence ensuring a respectable working environment internally and externally.

We believe we can play a crucial role in driving positive social change and, in our commitment to the humane treatment of employees globally, we have continued to administer our Conflict Mineral Program. All of our employees and our ODMs are expected to follow the requirements of the Conflict Minerals Program, improve employee practices, and maintain tight control over supply chain relationships to ensure compliance in accordance with the Organization for Economic Co-operation and Development ("OECD").

In addition, we have a zero tolerance policy for both forced labor and human trafficking. In an effort to support the California Transparency in Supply Chains Act of 2010 ("SB657") and to confront slavery, we have committed to assess risks related to our supply chain and our direct commercial suppliers and to evaluate suppliers' compliance with the Arlo Technologies Supplier Code of Conduct via periodic audits.

We are committed to fostering a diverse and inclusive workplace by implementing policies and programs that promote diversity in hiring, provide equal opportunities for career advancement, and create a supportive environment for underrepresented groups. Our commitment to inclusion and diversity has resulted in a significant increase in the total number of women in our workforce, a sizable uptick in the number of Women in Tech, and a meaningful rise in the number of women in leadership roles. We continue to seek opportunities to ensure we are bringing in diverse viewpoints to the conversation, because we believe those efforts support a long-term and sustainable track record of operational success. We prioritize the well-being of employees by offering comprehensive benefits, promoting work-life balance, providing mental health support, and fostering a culture that values employee health and professional development.

We believe another measure of success is having a positive impact on community stakeholders. Our leadership team and employees have made the commitment to work closely with local charities in their communities to support philanthropic initiatives, such as fundraising for humanitarian crises and working with young people with autism and other learning difficulties. Charitable giving is a core part of our community outreach and we expect to continue those efforts. Another action we have undertaken in community empowerment is supporting minority businesses and local suppliers. We are committed to supporting marginalized communities, including racial and ethnic minorities, LGBTQ+ individuals, refugees and immigrants, by advocating for their rights and providing resources and support.

Governance

We are committed to providing customers with high quality products that comply with regulatory laws, directives, standards and industry regulations. Our products, including Verisure's Arlo branded products, go through rigorous testing and certification processes to achieve regulatory compliance.

Ethics are a key element in our Corporate Social Responsibility Program. Our Code of Ethics serves as a foundation of our corporate governance policy and provides guidance on standard business conduct for all of our employees and partners. We demonstrate transparency and accountability, which are core components of our business, in our corporate governance, decision-making processes, and reporting practices, including regular disclosure of social and environmental impact metrics and engagement with stakeholders.

All of our employees are required to take and pass yearly training courses on Anti-Bribery and Anti-Corruption to ensure they understand the importance of following local laws and regulations with respect to those topics.

In addition, we and our manufacturing partners are committed to meeting ISO standards and maintaining ISO 9001 and/or ISO 14001 certifications.

We are committed to ethical practices in the development and deployment of technology, including responsible data handling, protection of user privacy, and avoidance of harmful applications such as surveillance or discrimination algorithms.

Without an effective and efficient management system, we would not be able to optimize the value of the Corporate Social Responsibility Program and fulfill our responsibility as a loyal global citizen. Our program includes review of management system in the areas of Ethics, Labor and Environment, and Health and Safety to help establish an organized framework for identifying, evaluating and remediating issues as they arise.

Our Nominating and Corporate Governance Committee has oversight over reviewing our practices and initiatives with respect to ESG matters that are expected to have a significant impact on us.

Human Capital Resources

Our human capital measures and objectives, which are used to drive our business results focus on our talent and culture as we look to develop the Arlo workforce for the future. We nurture our talent through carefully crafted processes that build effective compensation arrangements and drive culture and purpose at Arlo. This then translates into our performance management and reward systems. We aim to have the right people in the right roles at the right time to drive our business outcomes, ensuring top diverse talent for our critical roles. We embed Diversity, Equity and Inclusion into our culture strategy. It is a key pillar in our employee value proposition in line with our talent philosophy. Other key pillars in our value proposition include providing an inclusive and flexible workplace and providing the right development opportunities. We also believe in leadership excellence as we connect our group success with individual performance. We strive to attract and retain exceptionally talented, diverse, and ethical employees, and we are proud of the culture we have built. We continue to shape our desired experience, in line with the promised employee value proposition and desired culture to drive engagement and high performance. We believe that great teams make great products and as such, our talented employees, located throughout the United States, Canada, Australia, Taiwan, India, and Ireland, communicate, connect and work together to deliver a world-class end-to-end smart security solution. We believe that we maintain a great working relationship with our employees, as evidenced by our regular employee engagement surveys, and we have not experienced any labor disputes. As of December 31, 2023, we had a total of 363 full-time employees, of which approximately 64% were based in the United States, and approximately 36% were based in other global regions.

Diversity, Equity and Inclusion

Diversity, Equity and Inclusion initiatives are integrated into every aspect of our people strategy as we plan to increase our organization's diversity. Arlo is proud to be an equal opportunity workplace. We always strive to treat all employees and job applicants based on merit, qualifications, personality, and talent, and to draw from a diverse candidate pool as we recruit new talent across all levels. We aim to connect people from all backgrounds and beliefs and strive for a truly inclusive and collaborative working environment.

We have taken action alongside a group of more than 1,200 businesses in a collective commitment to make progress towards advancing diversity and inclusion in our workplace, communities, and country. We value diversity and integrate it into our business by striving to ensure that our company is representative of the customers we serve and that inclusion is at the core of our workplace culture. Our Chief Executive Officer signed the CEO Action for Diversity & Inclusion pledge, the largest CEO-driven business commitment to advance diversity and inclusion within the workplace to underscore our commitment. By making this pledge, we go beyond accepting diversity and are committed to the following actions:

- Continue to cultivate our workplace to support open dialogue on complex, and sometimes difficult conversations about diversity and inclusion.

- Make unconscious bias education available to everyone.

- Share best known—and unsuccessful—actions.

- Create and share strategic inclusion and diversity plans with our board of directors in an effort to prioritize diversity and inclusion and to drive accountability in our organization.

For the third year running, we are partnering with the GEM Consortium ("GEM"). GEM connects highly qualified students from underrepresented groups to STEM graduate programs with much-needed financial support that is often the deciding factor in pursuing graduate education. We have welcomed a number of GEM interns at Arlo.

We host a number of events and days of observance with guest and internal speakers at Arlo. Each Spring, for example, we hold a "Week of Understanding" with speakers on key diversity and inclusion topics. These events provide a platform for dialogue and an opportunity for every employee to learn, discuss, and appreciate differences between colleagues as we grow to drive greater inclusion at Arlo and truly reflect the customers we serve.

We continually strive to be a deeply inclusive employer with diversity reflected in our teams. We encourage employees to truly be themselves and thrive in an environment where their voices matter, differences are understood and valued, and where they are supported to express their unique ideas openly. We aim to foster a highly engaged and energized workplace, where everyone is treated with dignity and respect and is excited to achieve more.

In addition to incorporating inclusion into our performance review process, we are also diversifying interview teams by adding a greater number of employees into the decision-making process. Training on bridging diversity gaps has also been provided to employees to further drive an inclusive culture and build upon employee engagement.

Compensation and Benefits

We strive to provide our employees with compensation that is market-competitive and internally equitable. We recognize our people are most likely to thrive when they have the resources to meet their needs and the time and support to succeed in their professional and personal lives. In support of this, we offer a wide variety of benefits for employees around the world and invest in tools and resources that are designed to support our employees' individual growth and development.

Health and Safety

We strive to protect the health and safety of our employees. We identify potential workplace risks in order to develop measures to mitigate possible hazards. We support employees with general safety, security and crisis management training, and by putting specific programs in place for those working in potentially high-hazard environments.

Employee Engagement

We believe that open and honest communication among team members, managers and leaders helps create an open, collaborative work environment where everyone can contribute, grow and succeed. Team members are encouraged to come to their managers with questions, feedback or concerns, and we conduct surveys that gauge employee sentiment in areas like career development, manager performance and inclusivity.

Company Information

We were incorporated in Delaware in January 2018. Our principal executive offices are located at 2200 Faraday Ave., Suite #150, Carlsbad, California 92008, and our telephone number is (408) 890-3900. Our website is http://www.arlo.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities Exchange Commission (the "SEC"). The contents of our website are not incorporated into this Annual Report. Further, our references to the URLs for these websites are intended to be inactive textual reference only.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

Our website provides a link to our SEC filings, which are available free of charge on the same day such filings are made. The specific location on the website where these reports can be found is http://investor.arlo.com. Our website also provides a link to Section 16 filings which are available free of charge on the same day as such filings are made. Information contained on these websites is not a part of this Annual Report on Form 10-K.

Item 1A.   Risk Factors

Investing in our common stock involves substantial risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," when evaluating our business and before deciding whether to invest in shares of our common stock. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We obtain several key components from limited or sole sources, and if these sources fail to satisfy our supply requirements or we are unable to properly manage our supply requirements with our third-party manufacturers, we may lose sales and experience increased component costs.

Any shortage or delay in the supply of key product components would harm our ability to meet scheduled product deliveries. Many of the components used in our products are specifically designed for use in our products, some of which are obtained from sole source suppliers. These components include lens, lens-sensors, and passive infrared sensors that have been customized for the Arlo application, as well as custom-made batteries that provide power conservation and safety features. In addition, the components used in our end products have been optimized to extend battery life. Our third-party manufacturers generally purchase these components on our behalf, and we do not have any contractual commitments or guaranteed supply arrangements with our suppliers. If demand for a specific component increases, we may not be able to obtain an adequate number of that component in a timely manner or at all. In addition, if worldwide demand for the components increases significantly, the availability of these components could be limited. Further, our suppliers may experience financial or other difficulties as a result of uncertain and weak worldwide economic conditions. Other factors that may affect our suppliers' ability or willingness to supply components to us include internal management or reorganizational issues, such as roll-out of new equipment which may delay or disrupt supply of previously forecasted components, or industry consolidation and divestitures, which may result in changed business and product priorities among certain suppliers. It could be difficult, costly, and time consuming to obtain alternative sources for these components, or to change product designs to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products.

We generally provide our third-party manufacturers with a rolling forecast of demand, which they use to determine our material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms, and demand and supply for a component at a given time. Some of our components have long lead times, such as wireless local area network chipsets, physical layer transceivers, connector jacks, and metal and plastic enclosures. If our forecasts are not timely provided or are lower than our actual requirements, our third-party manufacturers may be unable to manufacture products in a timely manner or at all. If our forecasts are too high, our third-party manufacturers will be unable to use the components they have purchased on our behalf. The cost of the components used in our products tends to drop rapidly as volumes increase and the technologies mature. Therefore, if our third-party manufacturers are unable to promptly use components purchased on our behalf, our cost of producing products may be higher than our competitors due to an oversupply of higher-priced components. Moreover, if they are unable to use components ordered at our direction, we will need to reimburse them for any losses they incur.

If we are unable to obtain a sufficient supply of components, or if we experience any interruption in the supply of components, our product shipments could be reduced or delayed or our cost of obtaining these components may increase.

In addition, sole suppliers of highly specialized components may provide, or have provided components that were either defective or did not meet the criteria required by us or our manufacturers, retailers, distributors, or other channel partners, resulting in delays, lost revenue opportunities, and potentially substantial write-offs.

We depend on a limited number of third-party manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption, or quality control problems in their operations, we could lose or fail to grow our market share and our brand may suffer.

All of our products are manufactured, assembled, tested and generally packaged by a limited number of third-party original design manufacturers ("ODMs"). In most cases, we rely on these manufacturers to procure components and, in some cases, subcontract engineering work. We currently outsource manufacturing to Foxconn Cloud Network Technology Singapore Pte. Ltd., Pegatron Corporation, Alpha Networks, Inc., and Chicony Electronics Co., Ltd.. We do not have any long-term contracts with any of these third-party manufacturers, although we have executed product supply agreements with these manufacturers, which typically provide indemnification for intellectual property infringement, epidemic failure clauses, agreed-upon price concessions, and certain product quality requirements. Some of these third-party manufacturers produce products for our competitors. Due to changing economic conditions, the viability of some of these third-party manufacturers may be at risk. The loss of the services of any of our primary third-party manufacturers could cause a significant disruption in operations and delays in product shipments. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a contract manufacturer can scale its production of our products at the volumes and in the quality that we require. If a contract manufacturer is unable to do these things, we may have to move production for the products to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations, and financial condition could be materially and adversely affected. In addition, as we contemplate moving manufacturing into different jurisdictions, we may be subject to additional significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our manufacturers to be responsible for penalties assessed on us because of excessive failures of the products, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which causes us to take on additional risk for potential failures of our products.

Our reliance on third-party manufacturers also exposes us to the following risks over which we have limited control:

- unexpected increases in manufacturing and repair costs;

- inability to control the quality and reliability of finished products;

- inability to control delivery schedules;

- potential liability for expenses incurred by third-party manufacturers in reliance on our forecasts that later prove to be inaccurate;

- potential lack of adequate capacity to manufacture all or a part of the products we require; and

- potential labor unrest affecting the ability of the third-party manufacturers to produce our products.

All of our products must satisfy safety and regulatory standards and some of our products must also receive government certifications. Our third-party manufacturers are primarily responsible for conducting the tests that support our applications for most regulatory approvals for our products. If our third-party manufacturers fail to timely and accurately conduct these tests, we would be unable to obtain the necessary domestic or foreign regulatory approvals or certificates to sell our products in certain jurisdictions. As a result, we would be unable to sell our products and our sales and profitability could be reduced, our relationships with our sales channel could be harmed, and our reputation and brand would suffer.

Specifically, substantially all of our manufacturing and assembly occurs in the Asia Pacific region, primarily in Vietnam, and any disruptions due to natural disasters, health epidemics, and political, social, and economic instability in the region would affect the ability of our third-party manufacturers to manufacture our products. In particular, in the event the labor market in Vietnam becomes saturated, our third-party manufacturers in that region may increase our costs of production. If these costs increase, it may affect our margins and ability to lower prices for our products to stay competitive. Labor unrest may also affect our third-party manufacturers, as workers may strike and cause production delays. If our third-party manufacturers fail to maintain good relations with their employees or contractors, and production and manufacturing of our products are affected, then we may be subject to shortages of products and the quality of products delivered may be affected. Further, if our manufacturers or warehousing facilities are disrupted or destroyed, we could have no other readily available alternatives for manufacturing and assembling our products, and our business, results of operations, and financial condition could be materially and adversely affected.

In the future, we may work with more third-party manufacturers on a contract manufacturing basis, which could result in our exposure to additional risks not inherent in a typical ODM arrangement. Such risks may include our inability to properly source and qualify components for the products, lack of software expertise resulting in increased software defects, and lack of resources to properly monitor the manufacturing process. In our typical ODM arrangement, our ODMs are generally responsible for sourcing the components of the products and warranting that the products will work according to a product's specification, including any software specifications. In a contract manufacturing arrangement, we would take on much more, if not all, of the responsibility around these areas. If we are unable to properly manage these risks, our products may be more susceptible to defects, and our business, results of operations, and financial condition could be materially and adversely affected.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

We are highly dependent upon the transportation systems we use to ship our products, including surface, ocean and air freight. Our attempts to closely match our inventory levels to our product demand intensify the need for our transportation systems to function effectively and without delay. On a quarterly basis, our shipping volume also tends to steadily increase as the quarter progresses, which means that any disruption in our transportation network in the latter half of a quarter will likely have a more material effect on our business than a disruption at the beginning of a quarter.

The transportation network is subject to disruption or congestion from a variety of causes, including labor disputes or port strikes, international conflicts, such as the ongoing escalating conflict between Russia and Ukraine, hostilities in the Middle-East, attacks on shipping vessels in Red Sea, acts of war or terrorism, natural disasters, and congestion resulting from higher shipping volumes. Labor disputes among freight carriers and at ports of entry are common, particularly in Europe, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. A port worker strike, work slow-down, or other transportation disruption in Long Beach, California, where we import our products to fulfill our American orders, could significantly disrupt our business. Our international freight is regularly subject to inspection by governmental entities. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially and adversely affected and result in delayed or lost revenue as well as customer imposed penalties. In addition, if increases in fuel prices occur, our transportation costs would likely increase. Moreover, the cost of shipping our products by air freight is greater than by other methods. From time to time in the past, we have shipped products using extensive air freight to meet unexpected spikes in demand and shifts in demand between product categories, to bring new product introductions to market quickly and to timely ship products previously ordered. If we continue to rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could materially and adversely affect our business, results of operations, and financial condition.

If we lose the services of key personnel, we may not be able to execute our business strategy effectively.

Our future success depends in large part upon the continued services of our key technical, engineering, sales, marketing, finance, and senior management personnel. The competition for qualified personnel with significant experience in the design, development, manufacturing, marketing, and sales in the markets in which we operate is intense, both where our U.S. operations are based, including Silicon Valley, and in global markets in which we operate. Our inability to attract qualified personnel, including hardware and software engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and services. Decreases in our stock price may negatively affect our efforts to attract and retain qualified personnel. Changes to U.S. immigration policies that restrict our ability to attract and retain technical personnel may negatively affect our research and development efforts. We will continue to replace key personnel, from within or looking outside, wherever we find the best candidates.

We do not maintain any key person life insurance policies. Our business model requires extremely skilled and experienced senior management who are able to withstand the rigorous requirements and expectations of our business. Our success depends on senior management being able to execute at a very high level. The loss of any of our senior management or other key engineering, research, development, sales, or marketing personnel, particularly if lost to competitors, could harm our ability to implement our business strategy and respond to the rapidly changing needs of our business. If we suffer the loss of services of any key executive or key personnel, our business, results of operations, and financial condition could be materially and adversely affected. In addition, we may not be able to have the proper personnel in place to effectively execute our long-term business strategy if key personnel retire, resign or are otherwise terminated.

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

Our results of operations are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond our control. If our actual results were to fall below our estimates or the expectations of public market analysts or investors, our quarterly and annual results would be negatively impacted and the price of our stock could decline. Other factors that could affect our quarterly and annual operating results include, but are not limited to:

- changes in the pricing policies of, or the introduction of new products by, us or our competitors;

- delays in the introduction of new products by us or market acceptance of these products;

- health epidemics and other outbreaks, which could significantly disrupt our operations;

- introductions of new technologies and changes in consumer preferences that result in either unanticipated or unexpectedly rapid product category shifts;

- competition with greater resources may cause us to lower prices and in turn could result in reduced margins and loss of market share;

- epidemic or widespread product failure, or unanticipated safety issues, in one or more of our products;

- slow or negative growth in the smart security, home electronics, and related technology markets;

- seasonal shifts in end-market demand for our products;

- unanticipated decreases or delays in purchases of our products by our significant retailers, distributors, and other channel partners;

- component supply constraints from our vendors;

- unanticipated increases in costs, including air freight, associated with shipping and delivery of our products;

- the inability to maintain stable operations by our suppliers and other parties with whom we have commercial relationships;

- discovery of security vulnerabilities in our products, services or systems, leading to negative publicity, decreased demand, or potential liability;

- foreign currency exchange rate fluctuations in the jurisdictions where we transact sales and expenditures in local currency;

- excess levels of inventory and low turns;

- changes in or consolidation of our sales channels and wholesale distributor relationships or failure to manage our sales channel inventory and warehousing requirements;

- delay or failure to fulfill orders for our products on a timely basis;

- delay or failure of our retailers, distributors, and other channel partners to purchase at their historic volumes or at the volumes that they or we forecast;

- changes in tax rates or adverse changes in tax laws that expose us to additional income tax liabilities;

- changes in U.S. and international tax policy, including changes that adversely affect customs, tax or duty rates such as tariffs on product imports, as well as income tax legislation and regulations that affect the countries where we conduct business;

- operational disruptions, such as transportation delays or failure of our order processing system, particularly if they occur at the end of a fiscal quarter;

- disruptions or delays related to our financial and enterprise resource planning systems;

- our inability to accurately forecast product demand, resulting in increased inventory exposure;

- allowance for credit losses exposure with our existing retailers, distributors and other channel partners and new retailers, distributors and other channel partners, particularly as we expand into new international markets;

- geopolitical disruption, including sudden changes in immigration policies, leading to disruption in our workforce or delay or even stoppage of our operations in manufacturing, transportation, technical support, and research and development;

- terms of our contracts with channel partners or suppliers that cause us to incur additional expenses or assume additional liabilities;

- an increase in price protection claims, redemptions of marketing rebates, product warranty and stock rotation returns or allowance for credit losses;

- litigation involving alleged patent infringement;

- failure to effectively manage our third-party customer support partners, which may result in customer complaints and/or harm to the Arlo brand;

- our inability to monitor and ensure compliance with our code of ethics, our anti-corruption compliance program, and domestic and international anti-corruption laws and regulations, whether in relation to our employees or with our suppliers or retailers, distributors, or other channel partners;

- labor unrest at facilities managed by our third-party manufacturers;

- workplace or human rights violations in certain countries in which our third-party manufacturers or suppliers operate, which may affect the Arlo brand and negatively affect our products' acceptance by consumers;

- unanticipated shifts or declines in profit by geographical region that would adversely impact our tax rate;

- failure to implement and maintain the appropriate internal controls over financial reporting, which may result in restatements of our financial statements; and

- any changes in accounting rules.

As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as an indication of our future performance.

If we fail to continue to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, or if our products or services are not adopted as expected, we will not be able to compete effectively and we will be unable to increase or maintain revenue and gross margin.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop or acquire and introduce new products and services that achieve broad market acceptance. Our future success will depend in large part upon our ability to identify demand trends in the smart security market and quickly develop or acquire, and design, manufacture and sell, products and services that satisfy these demands in a cost-effective manner.

In order to differentiate our products and services from our competitors' products, we must continue to increase our focus and capital investment in research and development, including software development. We have committed a substantial amount of resources to the manufacture, development and sale of our Arlo Secure services and our wire-free smart Wi-Fi cameras, advanced baby monitors, and smart lights, and to introducing additional and improved models in these lines. In addition, we plan to continue to introduce new categories of smart security devices to the Arlo platform in the near future. If our existing products and services do not continue, or if our new products or services fail, to achieve widespread market acceptance, if existing customers do not subscribe to our paid subscription services such as Arlo Secure or Arlo Total Security, if those services do not achieve widespread market acceptance, or if we are unsuccessful in capitalizing on opportunities in the smart security market, as well as in the related market in the small business segment, our future growth may be slowed and our business, results of operations, and financial condition could be materially and adversely affected. Successfully predicting demand trends is difficult, and it is very difficult to predict the effect that introducing a new product or service will have on existing product or service sales. It is possible that Arlo may not be as successful with its new products and services, and as a result our future growth may be slowed and our business, results of operations and financial condition could be materially and adversely affected. Also, we may not be able to respond effectively to new product or service announcements by our competitors by quickly introducing competitive products and services.

In addition, we may acquire companies and technologies in the future and, consistent with our vision for Arlo, introduce new product and service lines in the smart security market. In these circumstances, we may not be able to successfully manage integration of the new product and service lines with our existing suite of products and services. If we are unable to effectively and successfully further develop these new product and service lines, we may not be able to increase or maintain our sales, and our gross margin may be adversely affected.

We may experience delays and quality issues in releasing new products and services, which may result in lower quarterly revenue than expected. In addition, we may in the future experience product or service introductions that fall short of our projected rates of market adoption. Currently, reviews of our products and services are a significant factor in the success of our new product and service launches. If we are unable to generate a high number of positive reviews or quickly respond to negative reviews, including end-user reviews posted on various prominent online retailers, our ability to sell our products and services will be harmed. Any future delays in product and service development and introduction, or product and service introductions that do not meet broad market acceptance, or unsuccessful launches of new product and service lines could result in:

- loss of or delay in revenue and loss of market share;

- negative publicity and damage to our reputation and brand;

- a decline in the average selling price of our products and services;

- adverse reactions in our sales channels, such as reduced shelf space, reduced online product visibility, or loss of sales channels; and

- increased levels of product returns.

Throughout the past few years, Arlo has significantly increased the rate of new product and service introductions, with the introduction of new lines of Arlo camera, home security system, and doorbell products, as well as the introduction of Arlo Secure, Arlo Total Security, and Arlo Safe. If we cannot sustain that pace of product and service introductions, either through rapid innovation or acquisition of new products and services or product and service lines, we may not be able to maintain or increase the market share of our products and services or expand further into the smart security market in accordance with our current plans. In addition, if we are unable to successfully introduce or acquire new products and services with higher gross margin, our revenue and overall gross margin would likely decline.

We may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

We have recorded a net loss of $22.0 million for the year ended December 31, 2023, and we have a history of losses and may continue to incur operating and net losses for the foreseeable future. As of December 31, 2023, our accumulated deficit was $367.5 million.

As of December 31, 2023, our cash and cash equivalents and short-term investments totaled $136.5 million and we generated free cash flow of $35.5 million for the year ended December 31, 2023. In October 2021, we entered into a Loan and Security Agreement with Bank of America, N.A. (the "Credit Agreement"), providing for a credit facility of up to $40.0 million and, as of December 31, 2023, we have not borrowed against this credit facility and we had unused borrowing capacity of $13.9 million. Refer to Note 7, *Revolving Credit Facility* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for further details on the Credit Agreement. While, based on our current plans, the Credit Agreement with Bank of America, N.A., and market conditions, we believe that such sources of liquidity will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months, we may require additional funds, either through equity or debt financings or collaborative agreements or from other sources. We have no commitments to obtain such additional financing, and we may not be able to obtain any such additional financing on terms favorable to us, or at all. If adequate financing is not available, we may further delay, postpone or terminate product and service expansion and curtail certain selling, general and administrative operations. The inability to raise additional financing may have a material adverse effect on our future performance.

Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices or increase our sales and marketing expenses, which could result in reduced margins and loss of market share.

We compete in a rapidly evolving and fiercely competitive market, and we expect competition to continue to be intense, including price competition. Our principal competitors include Amazon (Blink and Ring), Canary, D-Link, Eufy, Google (Nest), Foxconn Corporation (Belkin), Night Owl, Samsung, SimpliSafe, Swann, and Wyze. Other competitors include numerous local vendors such as Netatmo, Logitech, Bosch, Instar, and Uniden. In addition, these local vendors may target markets outside of their local regions and may increasingly compete with us in other regions worldwide. Many of our existing and potential competitors have longer operating histories, greater brand recognition, and substantially greater financial, technical, sales, marketing, and other resources. These competitors may, among other things, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers, and exert more influence on sales channels than we can. In addition, certain competitors may have different business models, such as integrated manufacturing capabilities, that may allow them to achieve cost savings and to compete on the basis of price. Other competitors may have fewer resources, but may be more nimble in developing new or disruptive technology or in entering new markets.

We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. For example, price competition is intense in our industry in certain geographical regions and product categories. Many of our competitors price their products significantly below our product costs. Average sales prices have declined in the past and may again decline in the future. These competitors may have more advanced technology, more extensive distribution channels, stronger brand names, greater access to shelf space in retail locations, bigger promotional budgets, and larger retailers, distributors, and other channel partners, and end-user bases than we do.

In addition, many of these competitors leverage a broader product portfolio and offer lower pricing as part of a more comprehensive end-to-end solution. These companies could devote more capital resources to develop, manufacture, and market competing products than we could.

Amazon.com is both a competitor and a distribution channel for our products as well as a provider of services to support our cloud-based storage. If Amazon decided to end our distribution channel relationship or ceased providing cloud storage services to us, our sales and product performance could be harmed, which could seriously harm our business, financial condition, results of operations, and cash flows.

Our competitors may also acquire other companies in the market and leverage combined resources to gain market share. If any of these companies are successful in competing against us, our sales could decline, our margins could be negatively impacted, and we could lose, or fail to grow, our market share, any of which could seriously harm our business, financial condition, and results of operations.

We entered into an asset purchase agreement (the "Asset Purchase Agreement") and supply agreement (the "Supply Agreement") with Verisure Sàrl ("Verisure") that gives Verisure exclusive marketing and distribution rights for our products in Europe as well as the ability to sell our products through their direct channel globally. We cannot provide assurance that the arrangement with Verisure will continue to be a successful collaboration.

Verisure has the exclusive right to market and distribute our products in Europe. Our results of operations may be negatively impacted if Verisure is not successful in continuing to sell our products in Europe. Even though the Supply Agreement provides for minimum purchase commitments, if Verisure fails to pay on a timely basis, or at all, or otherwise does not perform under the Supply Agreement, our cash flow would be reduced. We are also exposed to increased credit risk if Verisure fails or becomes insolvent. We also cannot provide any assurance that we will successfully develop custom products as specified by Verisure under the Supply Agreement.

The Asset Purchase Agreement and Supply Agreement with Verisure contain customary representations and warranties regarding, the Business and the Assets (each as defined in the Asset Purchase Agreement), indemnification provisions, termination rights, certain financial covenants and other customary provisions. Our failure to comply with these provisions may have a material adverse effect on our future performance.

We are dependent on information technology systems, infrastructure and data. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of customers or sales; reduced revenue or profits; increased expenses; significant decline in our stock price; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "processing") proprietary, confidential, and sensitive data, including personal data about our customers, employees, and others, intellectual property, and trade secrets (collectively, "sensitive information").

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. These information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists, threat actors, "hacktivists," personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors and other external parties. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products and services.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We may rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

Maintaining the security of our computer information systems and communication systems is a critical issue for us and our customers and we devote considerable internal and external resources to network security, data encryption, and other security measures to protect our systems, customers, and users, but these security measures cannot provide absolute security. We have established a crisis management plan and business continuity program. While we regularly test the plan and the program, there can be no assurance that the plan and program can withstand an actual disruption in our business, including a cyber-attack, hacking, fraud, social engineering, or other forms of deception. While we have established service-level and geographic redundancy for our critical systems, our ability to utilize these redundant systems must be tested regularly, failing over to such systems always carries risk and we cannot be assured that such systems are fully functional. For example, much of our order fulfillment process is automated and the order information is stored on our servers. A significant business interruption could result in losses or damages and harm our business. If our computer systems and servers become unavailable at the end of a fiscal quarter, for example, our ability to recognize revenue may be delayed until we are able to utilize back-up systems and continue to process and ship our orders. This could cause our stock price to decline significantly. Changes in how our employees work and access our systems, as experienced during the COVID-19 pandemic, also could lead to additional opportunities for bad actors to launch cyberattacks or for employees to cause inadvertent security risks or incidents. While we have implemented security measures designed to protect against security incidents, including those described above, there can be no assurance that these measures will be effective.

Our products and services may contain unknown security vulnerabilities. We take steps to detect and remediate vulnerabilities, but we have not always been able in the past and may not be able in the future to detect and remediate all vulnerabilities in our information technology systems (including our products) because such threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. Unremedied high risk or critical vulnerabilities pose a material risk to our business. For example, the firmware, software, and open source software that we or our manufacturing partners have installed on our products may be susceptible to hacking, unauthorized manipulation, or misuse. In addition, we offer a comprehensive online cloud management service, Arlo Secure, paired with our end products, including our cameras, baby monitors, and smart lights and we recently launched our direct to consumer store to sell our products directly to our customers. If malicious actors compromise this cloud service or our direct to consumer store, or if customer confidential information is accessed without authorization, our business will be harmed. Operating an online cloud service and direct to consumer store are a relatively new businesses for us, and we may not have the expertise to properly manage risks related to data security and systems security. We rely on third-party providers for a number of critical aspects of our cloud services and customer support, including web hosting services, billing, and payment processing, and consequently we do not maintain direct control over the security or stability of the associated systems.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences such as: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; diversion of management's attention; monetary fund diversions; interruptions in our operations (including availability of data); negative impacts to our business, results of operations and financial condition; financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our products and services, deter new customers from using our products and services, and negatively impact our ability to grow and operate our business.

In addition, the cost and operational consequences of implementing further data protection measures could be significant and theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Further, we cannot be certain that (a) our liability insurance will be adequate or sufficient in type or amount to protect us from or to mitigate liabilities arising out of our privacy and security practices or security breaches, cyberattacks and other related breaches; (b) such coverage will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all; or (c) any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Our future success depends on our ability to increase sales of our paid subscription services.

Our future success is largely dependent on increasing sales of our paid subscription services. Even if we are successful in selling our smart security devices and accessories, if we are unable to maintain or increase sales of Arlo Secure, Arlo Total Security, and Arlo Safe services, our revenue and overall gross margin would likely decline.

Interruptions with the cloud-based systems that we use in our operations provided by an affiliate of Amazon, which is also one of our primary competitors, may materially and adversely affect our business, results of operations, and financial condition.

We host our platform using Amazon Web Services ("AWS") data centers, a provider of cloud infrastructure services, and may in the future use other third-party cloud-based systems in our operations. All of our solutions currently reside on systems leased and operated by us in these data center locations. Accordingly, our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, features, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by human error, fire, flood, severe storm, earthquake, or other natural disasters, cyber-attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our platform. A prolonged AWS service disruption affecting our platform for any of the foregoing reasons would negatively impact our ability to serve our end-users and could damage our reputation with current and potential end-users, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Further, if we were to make updates to our platforms that were not compatible with the configuration, architecture, features, and interconnection specifications of the third-party platform, our service could be disrupted.

Amazon previously produced the Amazon Cloud Cam, which competed with our security camera products, and acquired two of our competitors, Blink and Ring, in 2017 and 2018, respectively. Amazon may choose to hamper our competitive efforts, using provision of AWS services as leverage. In the event that there is a lapse of service, elimination of AWS services or features that we use, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our solutions for deployment on a different cloud infrastructure service provider, which could materially and adversely affect our business, results of operations, and financial condition.

Our current and future products may experience quality problems, including defects or errors, from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims and could lead to significant direct or indirect costs, decreased revenue, and operating margin, and harm to our brand.

We sell complex products that could contain design and manufacturing defects in their materials, hardware, and firmware. These defects could include defective materials or components that can unexpectedly interfere with the products' intended operations or cause injuries to users or property damage. Although we extensively and rigorously test new and enhanced products and services before their release, we cannot assure we will be able to detect, prevent, or fix all defects. Failure to detect, prevent, or fix defects, or an increase in defects, could result in a variety of consequences, including a greater number of product returns than expected from users and retailers, increases in warranty costs, regulatory proceedings, product recalls, and litigation, each of which could materially and adversely affect our business, results of operations, and financial condition. We generally provide a one-year hardware warranty on all of our products. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to warranty claims in excess of our current reserves. If we experience greater returns from retailers or users, or greater warranty claims, in excess of our reserves, our business, financial condition, and results of operations could be harmed. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also adversely affect our brand, decrease demand for our products and services, and materially and adversely affect our business, results of operations, and financial condition.

In addition, epidemic failure clauses are found in certain of our customer contracts. If invoked, these clauses may entitle the customer to return for replacement or obtain credits for products and inventory, as well as assess liquidated damage penalties and terminate an existing contract and cancel future or then-current purchase orders. In such instances, we may also be obligated to cover significant costs incurred by the customer associated with the consequences of such epidemic failure, including freight and transportation required for product replacement and out-of-pocket costs for truck rolls to end-user sites to collect the defective products. Costs or payments we make in connection with an epidemic failure could materially and adversely affect our business, results of operations, and financial condition.

If our products contain defects or errors, or are found to be noncompliant with industry standards, we could experience decreased sales and increased product returns, loss of customers and market share, and increased service, warranty, and insurance costs. In addition, defects in, or misuse of, certain of our products could cause safety concerns, including the risk of property damage or personal injury. If any of these events occurred, our reputation and brand could be damaged, and we could face product liability or other claims regarding our products, resulting in unexpected expenses and adversely impacting our operating results. For instance, if a third party were able to successfully overcome the security measures in our products, such a person or entity could misappropriate end-user data, third-party data stored by our users, and other information, including intellectual property. If that happens, affected end-users or others may file actions against us alleging product liability, tort, or breach of warranty claims.

We rely on a limited number of traditional and online retailers and wholesale distributors for a substantial portion of our sales, and our revenue could decline if they refuse to pay our requested prices or reduce their level of purchases or if there is significant consolidation in our sales channels, which results in fewer sales channels for our products.

We sell a substantial portion of our products through traditional and online retailers, including Amazon, Best Buy Co., Inc., Walmart, Inc., and Costco Wholesale Corporation; and to security solutions providers, including Verisure and its affiliates. For the year ended December 31, 2023, we derived 33.5% of our revenue from Verisure and its affiliates. In addition, we sell to wholesale distributors, including Ingram Micro, Inc., D&H Distributing Company, and Synnex Corporation. We expect that a significant portion of our revenue will continue to come from sales to a small number of such retailers, distributors, and other channel partners. In addition, because our accounts receivable are often concentrated within a small group of retailers, distributors, and other channel partners, the failure of any of them to pay on a timely basis, or at all, would reduce our cash flow. We are also exposed to increased credit risk if any one of these limited numbers of retailer and distributor channel partners fails or becomes insolvent. Verisure has an aggregate purchase commitment of $500.0 million during a five-year period commencing January 1, 2020 and continuing through December 2024. Other than with Verisure, we generally have no minimum purchase commitments or long-term contracts with our retailers, distributors and other channel partners. These purchasers could decide at any time to discontinue, decrease, or delay their purchases of our products. If our retailers, distributors, and other channel partners increase the size of their product orders without sufficient lead-time for us to process the order, our ability to fulfill product orders would be compromised. These channel partners have a variety of suppliers to choose from and therefore can make substantial demands on us, including demands on product pricing and on contractual terms, which often results in the allocation of risk to us as the supplier. Accordingly, the prices that they pay for our products are subject to negotiation and could change at any time. Our ability to maintain strong relationships with these channel partners is essential to our future performance. If any of our major channel partners reduce their level of purchases or refuse to pay the prices that we set for our products, our revenue and results of operations could be harmed. The traditional retailers that purchase from us have faced increased and significant competition from online retailers. If our key traditional retailers continue to reduce their level of purchases from us, our business, results of operations, and financial condition could be harmed.

Additionally, concentration and consolidation among our channel partner base may allow certain retailers and distributors to command increased leverage in negotiating prices and other terms of sale, which could adversely affect our profitability. In addition, if, as a result of increased leverage, channel partner pressures require us to reduce our pricing such that our gross margin is diminished, we could decide not to sell our products to a particular channel partner, which could result in a decrease in our revenue. Consolidation among our channel partner base may also lead to reduced demand for our products, elimination of sales opportunities, replacement of our products with those of our competitors, and cancellations of orders, each of which could materially and adversely affect our business, results of operations, and financial condition. If consolidation among the retailers, distributors, or other channel partners who purchase our products becomes more prevalent, our business, results of operations, and financial condition could be materially and adversely affected.

In particular, the retail and smart security home markets in some countries, including the United States, are dominated by a few large retailers with many stores. These retailers have in the past increased their market share and may continue to do so in the future by expanding through acquisitions and construction of additional stores. These situations concentrate our credit risk with a relatively small number of retailers, and, if any of these retailers were to experience a shortage of liquidity, it could increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retailers in a particular country or region increases the risk that if any one of them substantially reduces its purchases of our devices, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales. Any reduction in sales by our retailers could materially and adversely affect our business, results of operations, and financial condition.

We depend on large, recurring purchases from certain significant retailers, distributors, and other channel partners, and a loss, cancellation, or delay in purchases by these channel partners could negatively affect our revenue.

The loss of recurring orders from any of our more significant retailers, distributors, and other channel partners could cause our revenue and profitability to suffer. Our ability to attract new retailers, distributors, and other channel partners will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth, and depth of our products. In addition, a change in the mix of our retailers, distributors, and other channel partners, or a change in the mix of direct and indirect sales, could adversely affect our revenue and gross margin.

Although our financial performance may depend on large, recurring orders from certain retailers, distributors, and other channel partners, we do not generally have binding commitments from them. For example:

- our channel partner agreements generally do not require minimum purchases;

- our retailers, distributors, and other channel partners can stop purchasing and stop marketing our products at any time; and

- our channel partner agreements generally are not exclusive.

Further, our revenue may be impacted by significant one-time purchases that are not intended to be repeatable. While such purchases are reflected in our financial statements, we do not rely on and do not forecast for continued significant one-time purchases. As a result, lack of repeatable one-time purchases will adversely affect our revenue. Additionally, we may from time to time grant our retailers, distributors, and other channel partners the exceptional right to return certain products, based on the best interests of our mutual businesses, and such returns, if material, could adversely affect our revenue and gross margin.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, channel partners, or the loss of any significant channel partners, could materially and adversely affect our business, results of operations, and financial condition. Although our largest channel partners may vary from period to period, we anticipate that our results of operations for any given period will continue to depend on large orders from a small number of channel partners.

The average selling prices of our products typically decrease rapidly over the sales cycle of the product, which may negatively affect our revenue and gross margin.

Our products typically experience price erosion, a fairly rapid reduction in the average unit selling prices over their sales cycles. In order to sell products that have a falling average unit selling price and maintain margins at the same time, we need to continually reduce product and manufacturing costs. To manage manufacturing costs, we must partner with our third-party manufacturers to engineer the most cost-effective design for our products. In addition, we must carefully manage the price paid for components used in our products, and we must also successfully manage our freight and inventory costs to reduce overall product costs. We also need to continually introduce new products with higher sales prices and gross margin in order to maintain our overall gross margin. If we are unable to manage the cost of older products or successfully introduce new products with higher gross margin, our revenue and overall gross margin would likely decline.

We have spent, and expect to continue to spend, significant amounts on advertising and other marketing campaigns, which may not be successful or cost effective.

We have spent, and expect to continue to spend, significant amounts on advertising and other marketing campaigns, such as television, print advertising, and social media, as well as increased promotional activities, to acquire new customers. For the years ended December 31, 2023 and 2022, sales and marketing expenses were $66.1 million and $70.1 million, respectively, representing approximately 13% and 14% of our revenue, respectively. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to purchase our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive customer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting customers, we may not be able to recover our advertising spend, and our revenue may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products or services.

Introducing new products and services may be difficult and expensive. If we are unable to do so successfully, our brand may be adversely affected and we may not be able to maintain or grow our current revenue and profit levels.

To successfully evolve our product offerings of smart security devices to appeal to our consumers, we will be required to predict, understand, and react to the rapidly changing tastes of consumers and provide appealing products in a timely manner. New product models that we introduce may not be successful with consumers or our brand may fall out of favor with consumers. If we are unable to anticipate, identify, or react appropriately to changes in consumer preferences, our revenue may decrease, our brand image may suffer, our operating performance may decline, and we may not be able to execute our growth plans.

We have increased the rate of new product and service introductions, including new lines of Arlo cameras, smart lights, and doorbell products, and we may encounter difficulties that we did not anticipate during the product development stage. If we are not able to efficiently manufacture new products in quantities sufficient to support wholesale, retail, and e-commerce distribution, we may not be able to recover our investment in the development of new product and service iterations and product lines, and we would continue to be subject to the risks inherent to having a limited product line. Even if we develop and manufacture new products and services that consumers find appealing, the ultimate success of any new products or services may depend on our pricing. We may not provide the appropriate level of marketing in order to educate the market and potential consumers about our new products and services. Achieving market acceptance will require us to exert substantial product development and marketing efforts, which could result in a material increase in our research and development and sales and marketing expenses. There can be no assurance that we will have the resources necessary to undertake such efforts effectively or that such efforts will be successful or that we will dedicate our limited marketing resources to the right product lines and services. Failure to gain market acceptance for new products and services could impede our ability to maintain or grow current revenue levels, reduce profits, adversely affect the image of our brand, erode our competitive position, and result in long-term harm to our business and financial results.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the Arlo brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition increases. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful or we may suspend or reduce the amount of investment spent on brand promotion and awareness efforts. If we fail to successfully maintain, promote, and position our brand and protect our reputation, or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

The reputation of our services may be damaged, and we may face significant direct or indirect costs, decreased revenue, and operating margins if our services contain significant defects or fail to perform as intended.

Our services, including our intelligent cloud and App platform and our Arlo Secure services, are complex, and may not always perform as intended due to outages of our systems or defects affecting our services. Systems outages could be disruptive to our business and damage the reputation of our services and result in potential loss of revenue.

Significant defects affecting our services may be found following the introduction of new software or enhancements to existing software or in software implementations in varied information technology environments. Internal quality assurance testing and end-user testing may reveal service performance issues or desirable feature enhancements that could lead us to reallocate service development resources or postpone the release of new versions of our software. The reallocation of resources or any postponement could cause delays in the development and release of future enhancements to our currently available software, damage the reputation of our services in the marketplace, and result in potential loss of revenue. Although we attempt to resolve all errors that we believe would be considered serious by our partners and customers, the software powering our services is not error-free. Undetected errors or performance problems may be discovered in the future, and known errors that we consider minor may be considered serious by our channel partners and end-users.

System disruptions and defects in our services could result in lost revenue, delays in customer deployment, or legal claims and could be detrimental to our reputation.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we process personal data about our customers, employees, and others and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security, including with respect to user privacy, rights of publicity, data protection, content, protection of minors, and consumer protection.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping and recording laws).

For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal information of consumers, business representatives and employees and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, such as those noted below. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020 ("CPRA"), which became operative January 1, 2023, expands the CCPA's requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Colorado, Connecticut, Virginia and Utah, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These state laws and the CCPA provide individuals with certain rights concerning their personal information, including the right to access, correct, or delete certain personal information, and opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. These developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices have in the past and may in the future be challenged under wiretapping laws, because we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR"), Australia's Privacy Act 1988 (Privacy Act), and Canada's Personal Information Protection and Electronic Documents Act ("PIPEDA") and various related provincial laws, as well as Canada's Anti-Spam Legislation ("CASL"), may apply to our operations and impose strict requirements for processing personal data. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company's use of the standard contractual clauses to transfer personal data from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal data to the United States.

Our employees and personnel use generative artificial intelligence ("AI") technologies to perform their work, and the disclosure and use of personal information in generative AI technologies are subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI and machine learning ("ML") to assist us in making certain decisions, which are regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. We also use AI/ML technologies in our products and services. The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI/ML. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or are restricted in the use of AI/ML, our business may be less efficient, or we may be at a competitive disadvantage.

We use identity verification technologies in connection with the "person detection" feature in some of our products and services that may subject us to biometric privacy laws. For example, the Illinois Biometric Information Privacy Act ("BIPA") regulates the collection, use, safeguarding, and storage of biometric information. BIPA provides for substantial penalties and statutory damages and has generated significant class action activity, and the cost of litigating and settling past and any future claims that we have violated BIPA or similar laws could be significant. In addition to litigation, regulators, such as the Federal Trade Commission (FTC), have indicated that use of biometric technologies (including facial recognition technologies) may be subject to additional scrutiny.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. For example, we may also be subject to the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI-DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. We also rely on vendors to process payment card data, and those vendors may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.

We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. We have in the past received inquiries and/or been the subject of reports regarding our data privacy and security practices and processing. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We are subject to financial and operating covenants in the Credit Agreement with Bank of America, N.A. and any failure to comply with such covenants, or obtain waivers in the event of non-compliance, could limit our borrowing availability under the Credit Agreement, resulting in our being unable to borrow under the Credit Agreement and materially and adversely impact our liquidity. In addition, our operations may not provide sufficient cash to meet the repayment obligations of debt incurred under the Credit Agreement.

The Credit Agreement contains provisions that limit our future borrowing availability to the lesser of (x) $40.0 million and (y) an amount equal to the sum of (i) 90% of investment grade eligible receivables and (ii) 85% of non-investment grade eligible accounts, less applicable reserves established by the lender. The Credit Agreement also includes a $5.0 million sublimit for the issuance by the lender of letters of credit. In addition, the Credit Agreement includes an uncommitted accordion feature that allows us to from time to time request that the lender increase the aggregate revolving loan commitments by up to an additional $25.0 million in the aggregate, subject to the satisfaction of certain conditions. The Credit Agreement contains other customary covenants, including certain restrictions on maintaining a minimum cash balance, achieving certain fixed charge coverage ratio for two consecutive quarters, our ability to incur additional indebtedness, consolidate or merge, enter into acquisitions, pay any dividend or distribution on our capital stock, redeem, retire or purchase shares of our capital stock, make investments or pledge or transfer assets, in each case subject to limited exceptions.

There can be no assurance that we will be able to comply with the financial and other covenants in the Credit Agreement. Our failure to comply with these covenants could cause us to be unable to borrow under the Credit Agreement and may constitute an event of default which, if not cured or waived, could result in the acceleration of the maturity of any indebtedness then outstanding under the Credit Agreement, which would require us to pay all amounts then outstanding. If we are unable to repay those amounts, the Lender could proceed against the collateral granted to them to secure that debt, which would seriously harm our business. Such an event could materially and adversely affect our financial condition and liquidity. Additionally, such events of non-compliance could impact the terms of any additional borrowings and/or any credit renewal terms. Any failure to comply with such covenants may be a disclosable event and may be perceived negatively. Such perception could adversely affect the market price for our common stock and our ability to obtain financing in the future.

Instability in geographies where we have operations and personnel or where we derive amounts of revenue could have a material adverse effect on our business, customers, operations and financial results.

Economic, civil, military and political uncertainty exists and may increase in regions where we operate and derive our revenue. Various countries in which we operate are experiencing and may continue to experience military action and civil and political unrest. We have operations in the emerging market economies of Eastern Europe, utilizing employees and contractors who perform services relating to new product releases. In late February 2022, Russian military forces launched significant military action against Ukraine. The conflict remains ongoing. The impact to Belarus, Russia and Ukraine, as well as actions taken by other countries, including new and stricter export controls and sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country's potential response to such sanctions, tensions and military actions, could have a material adverse effect on our product development timelines and increase our research and development expenditure. Material adverse effects from the conflict and enhanced sanctions activity has caused us to transition our operations out of Belarus to other countries. We are actively monitoring the security of our remaining employees and contractors in Eastern Europe and the stability of our infrastructure, including communications and internet availability. To date we have not experienced any material interruptions in our operations there.

Global geopolitical, economic and business conditions could materially and adversely affect our revenue and results of operations.

Our business has been, and may continue to be, affected by a number of factors that are beyond our control, including but not limited to general geopolitical, economic and business conditions, conditions in the financial markets, and changes in the overall demand for smart security products. Our products and services may be considered discretionary items for our consumer and small business end-users. A severe and/or prolonged economic downturn, the ongoing conflict in Ukraine, hostilities in the Middle-East, inflation, supply chain disruptions, rising interest rates, fluctuating consumer confidence, or current financial conditions within the banking industry, including the effects of recent failures of financial institutions, among other things, could adversely affect our customers' financial condition and their levels of business activity. As a result of stimulus programs put in place over the past three years, the U.S. and many countries are currently experiencing an inflationary environment. In addition, the U.S. Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which in turn has negatively impacted equity values. The U.S. capital markets experienced and continue to experience extreme volatility and disruption following the Russian invasion of Ukraine, and inflationary pressures. Weakness in, and uncertainty about, global economic conditions may also cause businesses to postpone spending in response to tighter credit, rising interest rates, inflation, lower consumer confidence, negative financial news and/or general declines in income or asset values, which could have a material negative effect on the demand for our products and services.

In the recent past, various regions worldwide have experienced slow economic growth. In addition, current economic challenges in China may continue to put negative pressure on global economic conditions. If conditions in the global economy, including in Europe, China, Australia and the United States, or other key vertical or geographic markets deteriorate, such conditions could materially and adversely affect our business, results of operations, and financial condition. If we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, which could materially and adversely affect our business, results of operations, and financial condition. In addition, the economic problems affecting the financial markets and the uncertainty in global economic conditions resulted in a number of adverse effects, including a low level of liquidity in many financial markets, extreme volatility in credit, equity, currency, and fixed income markets, instability in the stock market, and high unemployment.

In addition, the challenges faced by the European Union to stabilize some of its member state economies, such as Greece, Portugal, Spain, Hungary, and Italy, have had international implications, affecting the stability of global financial markets and hindering economies worldwide. Many member states in the European Union have been addressing the issues with controversial austerity measures. In addition, the potential consequences of the "Brexit" process in the United Kingdom have led to significant uncertainty in the region. Should the European Union monetary policy measures be insufficient to restore confidence and stability to the financial markets, or should the United Kingdom's "Brexit" decision lead to additional economic or political instability, the global economy, including the U.S. and European Union economies where we have a significant presence, could be hindered, which could have a material adverse effect on our business, results of operations, and financial condition. There could also be a number of other follow-on effects from these economic developments on our business, including the inability of customers to obtain credit to finance purchases of our products, customer insolvencies, decreased customer confidence to make purchasing decisions, decreased customer demand, and decreased customer ability to pay their trade obligations.

In addition, availability of our products from third-party manufacturers and our ability to distribute our products into non-U.S. jurisdictions may be impacted by factors such as ongoing supply chain disruptions, an increase in duties, tariffs, or other restrictions on trade; raw material shortages, work stoppages, strikes and political unrest; economic crises and international disputes or conflicts; changes in leadership and the political climate in countries from which we import products. Further, the imposition of and changes in the U.S.' and other governments' duties, trade regulations, trade wars, tariffs, other restrictions or other geopolitical events, including the evolving relations between U.S. and China and evolving relations with Russia due to the current hostilities between Russia and Ukraine, create uncertainty regarding our ability to market and distribute our products into non-U.S. jurisdictions and any failure to effectively anticipate or respond to such events could materially and adversely affect our business, results of operations, and financial condition.

A portion of our global and U.S. sales are comprised of goods assembled and manufactured in our facilities in Asia. The components for a number of our goods are sourced from suppliers in the People's Republic of China. When tariffs, duties, or other restrictions are placed on goods imported into the United States from China or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

In recent years, the U.S. Government has imposed increases to the ad valorem duties applicable to certain products imported from China, including increases of up to 25% for some items. We are actively addressing the risks related to these additional duties, which have affected, or have the potential to affect, at least some of our imports from China. Although we have already taken steps to mitigate these risks, including by moving our manufacturing and assembly to Vietnam and other areas in the Asia Pacific region outside of China, if these duties are imposed, the cost of our products may increase. These duties may also make our products more expensive for consumers, which may reduce consumer demand. We may need to offset the financial impact by, among other things, moving even more of our product manufacturing to other locations, modifying other business practices or raising prices. If we are not successful in offsetting the impact of any such duties, our revenue, gross margins, and operating results may be materially and adversely affected.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of securities of technology and other companies, which may be unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock.

Some specific factors that may have a significant effect on the market price of our common stock include:

- actual or anticipated fluctuations in our results of operations or our competitors' operating results;

- actual or anticipated changes in the growth rate of the smart security market, our growth rate or our competitors' growth rates;

- delays in the introduction of new products by us or market acceptance of these products;

- conditions in the financial markets in general or changes in general economic conditions;

- changes in governmental regulation, including taxation and tariff policies;

- interest rate or currency exchange rate fluctuations;

- our ability to forecast or report accurate financial results; and

- changes in stock market analyst recommendations regarding our common stock, other comparable companies, or our industry generally.

We depend substantially on our sales channels, and our failure to maintain and expand our sales channels would result in lower sales and reduced revenue.

To maintain and grow our market share, revenue, and brand, we must maintain and expand our sales channels. Our sales channels consist primarily of traditional retailers, online retailers, and wholesale distributors, but also include service providers such as wireless carriers and telecommunications providers. We generally have no minimum purchase commitments or long-term contracts with any of these third parties.

Traditional retailers have limited shelf space and promotional budgets, and competition is intense for these resources. A competitor with more extensive product lines and stronger brand identity may have greater bargaining power with these retailers. Any reduction in available shelf space or increased competition for such shelf space would require us to increase our marketing expenditures simply to maintain current levels of retail shelf space, which would harm our operating margin. Our traditional retail customers have faced increased and significant competition from online retailers. If we cannot effectively manage our business amongst our online customers and traditional retail customers, our business would be harmed. The recent trend in the consolidation of online retailers has resulted in intensified competition for preferred product placement, such as product placement on an online retailer's internet home page. In addition, our efforts to realign or consolidate our sales channels may cause temporary disruptions in our product sales and revenue, and these efforts may not result in the expected longer-term benefits that prompted them.

In addition, to the extent our retail and distributor channel partners supply products that compete with our own, it is possible that these channel partners may choose not to offer our products to end-users or to offer our products to end-users on less favorable terms, including with respect to product placement. If this were to occur, we may not be able to increase or maintain our sales, and our business, results of operations, and financial condition could be materially and adversely affected. For example, Amazon, one of our primary retailers, competes with our security camera products, and also acquired two of our competitors, Blink and Ring. For the year ended December 31, 2023, we derived 33.5% of our revenue from Verisure and its affiliates.

We must also continuously monitor and evaluate emerging sales channels. If we fail to establish a presence in an important developing sales channel, our business, results of operations, and financial condition could be materially and adversely affected.

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

If we are unable to properly monitor, control, and manage our sales channel inventory and maintain an appropriate level and mix of products with our distributors and within our sales channels, we may incur increased and unexpected costs associated with this inventory. We generally allow distributors and traditional retailers to return a limited amount of our products in exchange for other products. Under our price protection policy, if we reduce the list price of a product, we are often required to issue a credit in an amount equal to the reduction for each of the products held in inventory by our wholesale distributors and retailers. If our wholesale distributors and retailers are unable to sell their inventory in a timely manner, we might lower the price of the products, or these parties may exchange the products for newer products. Also, during the transition from an existing product to a new replacement product, we must accurately predict the demand for the existing and the new product.

We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. If we improperly forecast demand for our products, we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively, we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand, leaving limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory, lose sales, incur penalties for late delivery, or have to ship products by air freight to meet immediate demand, thereby incurring incremental freight costs above the sea freight costs, a preferred method, and suffering a corresponding decline in gross margin.

If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed.

We rely on a combination of copyright, trademark, patent, and trade secret laws, nondisclosure agreements with employees, consultants, and suppliers, and other contractual provisions to establish, maintain, and protect our intellectual property and technology. Despite efforts to protect our intellectual property, unauthorized third parties may attempt to design around, copy aspects of our product design or obtain and use technology or other intellectual property associated with our products. Furthermore, our competitors may independently develop similar technology or design around our intellectual property. Our inability to secure and protect our intellectual property rights could materially and adversely affect our brand and business, results of operations, and financial condition.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology, our ability to develop, sell, maintain, and support technologically innovative products would be limited.

We rely on third parties to obtain non-exclusive patented hardware and software license rights in technologies that are incorporated into and necessary for the operation and functionality of most of our products. In these cases, because the intellectual property we license is available from third parties, barriers to entry into certain markets may be lower for potential or existing competitors than if we owned exclusive rights to the technology that we license and use. Moreover, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, or if any of these providers unilaterally decides not to do business with us for any reason, our ability to develop and sell products containing that technology would be severely limited. In addition, certain of Arlo's firmware and the AI-based algorithms that we use in our Arlo Secure and Arlo Total Security services incorporate open source software, the licenses for which may include customary requirements for, and restrictions on, use of the open source software.

If we are offering products or services that contain third-party technology that we subsequently lose the right to license, then we will not be able to continue to offer or support those products or services. In addition, these licenses may require royalty payments or other consideration to the third-party licensor. Our success will depend, in part, on our continued ability to access these technologies, and we do not know whether these third-party technologies will continue to be licensed to us on commercially acceptable terms, if at all. In addition, if these third-party licensors fail or experience instability, then we may be unable to continue to sell products and services that incorporate the licensed technologies, in addition to being unable to continue to maintain and support these products and services. We do require escrow arrangements with respect to certain third-party software which entitle us to certain limited rights to the source code, in the event of certain failures by the third party, in order to maintain and support such software. However, there is no guarantee that we would be able to fully understand and use the source code, as we may not have the expertise to do so. We are increasingly exposed to these risks as we continue to develop and market more products containing third-party technology and software. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technology, which could be of lower quality or performance standards. The acquisition or development of alternative technology may limit and delay our ability to offer new or competitive products and services and increase our costs of production. As a result, our business, results of operations, and financial condition could be materially and adversely affected.

We also utilize third-party software development companies and contractors to develop, customize, maintain, and support software that is incorporated into our products and services. If these companies and contractors fail to timely deliver or continuously maintain and support the software, as we require of them, we may experience delays in releasing new products and services or difficulties with supporting existing products, services, and our users.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. International sales were 39% and 45% of overall revenue for the years ended December 31, 2023 and 2022, respectively. We continue to be committed to growing our international sales, and while we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of risks, including but not limited to:

- exchange rate fluctuations;

- political and economic instability, international terrorism, and anti-American sentiment, particularly in emerging markets;

- potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

- preference for locally branded products, and laws and business practices favoring local competition;

- potential consequences of, and uncertainty related to, the "Brexit" process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

- increased difficulty in managing inventory;

- delayed revenue recognition;

- less effective protection of intellectual property;

- stringent consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive, that are costly to comply with and may vary from country to country;

- difficulties and costs of staffing and managing foreign operations;

- business difficulties, including potential bankruptcy or liquidation, of any of our worldwide third-party logistics providers; and

- changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws.

We are also required to comply with local environmental legislation, and those who sell our products rely on this compliance in order to sell our products. If those who sell our products do not agree with our interpretations and requirements of new legislation, they may cease to order our products and our business, results of operations, and financial condition could be materially and adversely affected.

Governmental regulations of imports or exports affecting internet security could affect our revenue.

Any additional governmental regulation of imports or exports or failure to obtain required export approval of our encryption technologies could adversely affect our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, particularly encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. In response to terrorist activity, governments could enact additional regulation or restriction on the use, import, or export of encryption technology. This additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications, resulting in decreased demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the United States and the international internet security market.

We are involved in litigation matters in the ordinary course and may in the future become involved in additional litigation, including litigation regarding intellectual property rights, which could be costly and subject us to significant liability.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding infringement of patents, trade secrets, and other intellectual property rights. From time to time, third parties have asserted, and may continue to assert, exclusive patent, copyright, trademark, and other intellectual property rights against us, demanding license or royalty payments or seeking payment for damages, injunctive relief, and other available legal remedies through litigation. These also include third-party non-practicing entities who claim to own patents or other intellectual property that they believe cover our products. If we are unable to resolve these matters or obtain licenses on acceptable or commercially reasonable terms, we could be sued or we may be forced to initiate litigation to protect our rights. The cost of any necessary licenses and litigation related to alleged infringement could materially and adversely affect our business, results of operations, and financial condition.

In the event successful claims of infringement are brought by third parties, and we are unable to obtain licenses or independently develop alternative technology on a timely basis, we may be subject to indemnification obligations, be unable to offer competitive products, or be subject to increased expenses. If we do not resolve these claims on a favorable basis, our business, results of operations, and financial condition could be materially and adversely affected.

We have been subject to securities class action and derivative litigation in the past, as more fully discussed under the heading "Litigation and Other Legal Matters" in Note 8, *Commitments and Contingencies* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K, and may in the future become involved in such litigation. In the event we are involved in such litigation, regardless of the merits or ultimate results of such litigation, this could result in substantial costs, which would hurt our financial condition and results of operations and divert management's attention and resources from our business.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute, or integrate our acquisitions, then our business, results of operations, and financial condition could be materially and adversely affected and our stock price could decline.

From time to time, we may undertake acquisitions to add new product and service lines and technologies, acquire talent, gain new sales channels, or enter into new sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business, entering into new territories or markets with which we have limited or no prior experience, establishing or maintaining business relationships with new retailers, distributors, or other channel partners, vendors, and suppliers, and potential post-closing disputes.

We cannot ensure that we will be successful in selecting, executing, and integrating acquisitions. Failure to manage and successfully integrate acquisitions could materially harm our business, financial condition, and results of operations. In addition, if stock market analysts or our stockholders do not support or believe in the value of the acquisitions that we choose to undertake, our stock price may decline.

The success of our business depends on customers' continued and unimpeded access to our platform on the internet.

Our users must have internet access in order to use our platform. Some providers may take measures that affect their customers' ability to use our platform, such as degrading the quality of the data packets we transmit over their lines, giving those packets lower priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our platform.

In December 2010, the Federal Communications Commission (the "FCC"), adopted net neutrality rules barring internet providers from blocking or slowing down access to online content, protecting services like ours from such interference. In December 2017, the FCC voted in favor of repealing the net neutrality rules, and it is currently uncertain how the U.S. Congress will respond to this decision. To the extent network operators attempt to interfere with our services, extract fees from us to deliver our solution, or otherwise engage in discriminatory practices, our business, results of operations, and financial condition could be materially and adversely affected. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense, or otherwise materially and adversely affect our business, results of operations, and financial condition.

In addition, the enactment or application of network neutrality laws could impact our business. For example, California's state-specific "network neutrality" law took effect in early 2021, and the FCC has proposed to re-adopt federal network neutrality rules and other states could begin to enforce existing laws or adopt new network neutrality requirements. As we are reliant on robust internet connectivity, failure to broadly require the application of network neutrality could result in discriminatory or anti-competitive practices that could impede our domestic and international growth, increased expenses, or otherwise negatively affect our business. To the extent internet service providers attempt to interfere with our services, extract fees from us in exchange for making our platform available, or otherwise engage in discriminatory practices, our business could be adversely impacted.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include, but are not limited to:

- changes in tax laws or the regulatory environment;

- changes in the valuation allowance against deferred tax assets;

- increases in interests and penalties related to income taxes;

- changes in accounting and tax standards or practices;

- changes in the composition of operating income by tax jurisdiction; and

- changes in our operating results before taxes.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recognized under U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

As of December 31, 2023, our U.S. federal and state net operating loss carryforwards were approximately $70.5 million and approximately $72.4 million, respectively. These amounts have been reduced by the amount of net operating losses expected to be utilized to reduce taxable income for such year. Moreover, our U.S. federal and state research and development tax credits were approximately $9.2 million and approximately $8.7 million, respectively, with the amount of federal credit already reduced by the expected utilization for such year. The utilization of our net operating loss and tax credit carryforwards may be subject to annual limitation due to ownership changes as provided by Sections 382 and 383 of the Code and similar state provisions. Such an annual limitation could result in the expiration of portions of our net operating loss and tax credit carryforwards before utilization. In the event that we experience ownership changes due to future transactions in our stocks, the utilization of net operating loss and tax credit carryforwards to reduce our future taxable income and tax liabilities may be limited, which could affect our profitability.

The Internal Revenue Services ("IRS") and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

In addition, the OECD has been working on new laws on the taxation of the digital economy to provide taxing rights to jurisdictions where the customers or users are located. Some countries have enacted, and others have proposed the new laws to tax digital transactions. These developments may result in material impacts to our financial statements.

We are subject to income tax examinations by taxing authorities globally. We apply judgment in determining our provision for income taxes and other tax liabilities. While we believe our estimates are reasonably adequate, there are many transactions where the final tax determination is uncertain. If any adverse outcome from an examination determines the taxes we owe are higher than accrued or drives an increase in our effective tax rates, our results of operations could be affected.

We must comply with indirect tax laws in multiple jurisdictions, as well as complex customs duty regimes worldwide. Audits of our compliance with these rules may result in additional liabilities for taxes, duties, interest and penalties related to our international operations which would reduce our profitability.

Our operations are routinely subject to audit by tax authorities in various countries. Many countries have indirect tax systems where the sale and purchase of goods and services are subject to tax based on the transaction value. These taxes are commonly referred to as value-added tax ("VAT") or goods and services tax ("GST"). In addition, the distribution of our products subjects us to numerous complex customs regulations, which frequently change over time. Failure to comply with these systems and regulations can result in the assessment of additional taxes, duties, interest, and penalties. While we believe we are in compliance with local laws, we cannot assure that tax and customs authorities will agree with our reporting positions and upon audit such tax and customs authorities may assess additional taxes, duties, interest, and penalties against us. Adverse action by any government agencies related to indirect tax laws could materially and adversely affect our business, results of operations and financial condition.

We are subject to governmental export and import controls, economic sanctions, and anti-corruption laws regulations, that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and similar laws and regulations, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control. We also incorporate encryption technology into certain of our solutions. These encryption solutions and underlying technology may be exported outside of the United States only with the required export authorizations or exceptions, including by license, a license exception, appropriate classification notification requirement, and encryption authorization.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments, and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time consuming, and may result in delay or loss of sales opportunities even if the export license ultimately is granted. While we take precautions to prevent our solutions from being exported in violation of these laws, including using authorizations or exceptions for our encryption products and implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons and countries, we have not been able to guarantee, and cannot guarantee, that the precautions we take will prevent all violations of export control and sanctions laws, including if purchasers of our products bring our products and services into sanctioned countries without our knowledge. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and incarceration could be imposed on employees and managers for criminal violations of these laws.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products and services or our end-users' ability to utilize our solutions in their countries. Changes in our products and services or changes in import and export regulations may create delays in the introduction of our products in international markets. Any decreased use of our solutions or limitation on our ability to export or sell our solutions could adversely affect our business, results of operations and financial condition.

We are also subject to various domestic and international anti-corruption laws, such as the United States Foreign Corrupt Practices Act, as well as other similar anti-bribery laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution, and sale of our products, as well as any such future laws and regulations. Some of our customers also require that we comply with their own unique requirements relating to these matters. Any failure to comply with such laws, regulations, and requirements, and any associated unanticipated costs, could materially and adversely affect our business, results of operations, and financial condition.

We manufacture and sell products which contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assemble our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. To our knowledge, we maintain compliance with all applicable current government regulations concerning the materials utilized in our products for all the locations in which we operate. Since we operate on a global basis, this is a complex process which requires continual monitoring of regulations and an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing regulations. There are areas where new regulations have been enacted which could increase our cost of the components that we utilize or require us to expend additional resources to ensure compliance. For example, the SEC's "conflict minerals" rules apply to our business, and we are expending resources to ensure compliance. The implementation of these requirements by government regulators and our partners and/or customers could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain components used in our products. In addition, the supply-chain due diligence investigation required by the conflict minerals rules will require expenditures of resources and management attention regardless of the results of the investigation. If there is an unanticipated new regulation which significantly impacts our use of various components or requires more expensive components, that regulation could materially and adversely affect our business, results of operations, and financial condition.

One area that has a large number of regulations is environmental compliance. Management of environmental pollution and climate change has produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products. Environmental regulations require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances, and participate in required recovery and recycling of our products. While future changes in regulations are certain, we are currently unable to predict how any such changes will impact us and if such impacts will be material to our business. If there is a new law or regulation that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this could have a material adverse effect on our business, financial condition, and results of operations.

Our selling and distribution practices are also regulated in large part by U.S. federal and state as well as foreign, antitrust and competition laws and regulations. In general, the objective of these laws is to promote and maintain free competition by prohibiting certain forms of conduct that tend to restrict production, raise prices or otherwise control the market for goods or services to the detriment of consumers of those goods and services. Potentially prohibited activities under these laws may include unilateral conduct or conduct undertaken as the result of an agreement with one or more of our suppliers, competitors, or customers. The potential for liability under these laws can be difficult to predict as it often depends on a finding that the challenged conduct resulted in harm to competition, such as higher prices, restricted supply, or a reduction in the quality or variety of products available to consumers. We utilize a number of different distribution channels to deliver our products to customers and end-users and regularly enter into agreements with resellers of our products at various levels in the distribution chain that could be subject to scrutiny under these laws in the event of private litigation or an investigation by a governmental competition authority. In addition, many of our products are sold to consumers via the internet. Many of the competition-related laws that govern these internet sales were adopted prior to the advent of the internet and, as a result, do not contemplate or address the unique issues raised by online sales. New interpretations of existing laws and regulations, whether by courts or by the state, federal, or foreign governmental authorities charged with the enforcement of those laws and regulations, may also impact our business in ways we are currently unable to predict. Any failure on our part or on the part of our employees, agents, distributors, or other business partners to comply with the laws and regulations governing competition can result in negative publicity and diversion of management time and effort and may subject us to significant litigation liabilities and other penalties.

We are exposed to the credit risk of some of our customers and sublease counterparties and to credit exposures in certain markets, which could result in material losses.

A substantial portion of our sales are on an open credit basis, with typical payment terms of 30 to 60 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer financial viability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts.

Any bankruptcies or illiquidity among our customer base or sublease counterparties could harm our business and have a material adverse effect on our financial condition and results of operations. To the degree that turmoil in the credit markets makes it more difficult for some customers or sublease counterparties to obtain financing, our customers' or sublease counterparties' ability to pay could be adversely impacted, which in turn could materially and adversely affect our business, results of operations, and financial condition.

In June 2021, we entered into a sublease agreement, with a term that runs concurrent with the term of the head lease, for our San Jose office space in light of the COVID-19 pandemic and its impact on the changing nature of office space use by our workforce. We believe we have secured a quality subtenant with appropriate sublease terms. However, if the subtenant default on their sublease obligations with us or otherwise terminate their sublease with us, we may experience a loss of planned sublease rental income, which could result in a material charge against our operating results. If that were to happen, we may be unable to enter into a new sublease on acceptable terms or at all and even if we do, such sublease may result in our incurring liabilities and expenses in future periods or the rent payments we receive from a new subtenant being less than our rent obligations under the head lease. Under these circumstances, we would be responsible for any shortfall.

If our products are not compatible with some or all leading third-party IoT products and protocols, we could be materially and adversely affected.

A core part of our solution is the interoperability of our platform with third-party IoT products and protocols. We have designed the Arlo platform to seamlessly integrate with third-party IoT products and protocols, such as Amazon Alexa, Apple HomeKit, Apple TV, Google Assistant, IFTTT, Stringify, and Samsung SmartThings. If these third parties were to alter their products, we could be adversely impacted if we fail to timely create compatible versions of our products, and such incompatibility could negatively impact the adoption of our products and solutions. A lack of interoperability may also result in significant redesign costs, and harm relations with our customers. Further, the mere announcement of an incompatibility problem relating to our products could materially and adversely affect our business, results of operations, and financial condition.

In addition, to the extent our competitors supply products that compete with our own, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible with our products or work less effectively with our products than their own. As a result, end-users may have an incentive to purchase products that are compatible with the products and technologies of our competitors over our products.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

The success of our business depends, in part, on the capacity, affordability, reliability, and prevalence of wireless data networks provided by wireless telecommunications operators and on which our IoT hardware products and solutions operate. Growth in demand for wireless data access may be limited if, for example, wireless telecommunications operators cease or materially curtail operations, fail to offer services that customers consider valuable at acceptable prices, fail to maintain sufficient capacity to meet demand for wireless data access, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services, or fail to market their services effectively.

We are exposed to adverse currency exchange rate fluctuations in jurisdictions where we transact in local currency, which could materially and adversely affect our business, results of operations, and financial condition.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial condition, results of operations, and cash flows. Although a portion of our international sales are currently invoiced in U.S. dollars, we have implemented and continue to implement for certain countries and customers both invoicing and payment in foreign currencies. Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar-denominated sales primarily in Australia, as well as our global operations, and non-U.S. dollar-denominated operating expenses and certain assets and liabilities. In addition, weaknesses in foreign currencies for U.S. dollar-denominated sales could adversely affect demand for our products. Conversely, a strengthening in foreign currencies against the U.S. dollar could increase foreign currency-denominated costs. As a result, we may attempt to renegotiate pricing of existing contracts or request payment to be made in U.S. dollars. We cannot be sure that our customers would agree to renegotiate along these lines. This could result in customers eventually terminating contracts with us or in our decision to terminate certain contracts, which would adversely affect our sales.

We established a hedging program after our initial public offering (the "IPO") to hedge our exposure to fluctuations in foreign currency exchange rates as a response to the risk of changes in the value of foreign currency-denominated assets and liabilities. We may enter into foreign currency forward contracts or other instruments. We expect that such foreign currency forward contracts will reduce, but will not eliminate, the impact of currency exchange rate movements. For example, we may not execute forward contracts in all currencies in which we conduct business. In addition, we may hedge to reduce the impact of volatile exchange rates on revenue, gross profit and operating profit for limited periods of time. However, the use of these hedging activities may only offset a portion of the adverse financial effect resulting from unfavorable movements in foreign exchange rates.

Risks Related to Our Separation from NETGEAR

If the Distribution (as defined below), together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, NETGEAR, Arlo and Arlo stockholders could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify NETGEAR for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

In November 2018, NETGEAR announced that its board of directors had approved a special stock dividend (the "Distribution") to its stockholders, consisting of 62,500,000 shares of our common stock owned by NETGEAR. In connection with the Distribution, NETGEAR received an opinion from outside tax counsel regarding qualification of the Distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion was based upon and relied on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of NETGEAR and us, including those relating to the past and future conduct of NETGEAR and us. If any of these representations, statements or undertakings are, or become, incomplete or inaccurate, or if we or NETGEAR breach any of the respective covenants in any of the separation-related agreements (in connection with our separation from NETGEAR (the "Separation")), the opinion of the outside tax counsel could be invalid and the conclusions reached therein could be jeopardized.

There is a 2018 California Franchise Tax Board and a 2016-2018 Texas Franchise tax audit still ongoing for NETGEAR.

We entered into the tax matters agreement with NETGEAR to indemnify NETGEAR for any taxes (and any related costs and other damages) resulting from the Separation and Distribution, and certain other related transactions, to the extent such amounts were to result from (i) an acquisition after the Distribution of all or a portion of our equity securities, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by us or (iii) any of the representations or undertakings contained in any of the Separation-related agreements or in the documents relating to the opinion of counsel being incorrect or violated. Any such indemnity obligations arising under the tax matters agreement could be material.

NETGEAR has agreed to indemnify us for certain liabilities. However, we cannot assure that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that NETGEAR's ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the master separation agreement entered into between us and NETGEAR and certain other agreements with NETGEAR, NETGEAR has agreed to indemnify us for certain liabilities. The master separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of NETGEAR's business with NETGEAR. Under the intellectual property rights cross-license agreement entered into between us and NETGEAR, each party, in its capacity as a licensee, indemnifies the other party, in its capacity as a licensor, as well as its directors, officers, agents, successors and subsidiaries against any losses suffered by such indemnified party as a result of the indemnifying party's practice of the intellectual property licensed to such indemnifying party under the intellectual property rights cross-license agreement. Also, under the tax matters agreement entered into between us and NETGEAR, each party is liable for, and indemnifies the other party and its subsidiaries from and against any liability for, taxes that are allocated to such party under the tax matters agreement. In addition, we have agreed in the tax matters agreement that each party will generally be responsible for any taxes and related amounts imposed on us or NETGEAR as a result of the failure of the Distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. The transition services agreement generally provides that the applicable service recipient indemnifies the applicable service provider for liabilities that such service provider incurs arising from the provision of services other than liabilities arising from such service provider's gross negligence, bad faith or willful misconduct or material breach of the transition services agreement, and that the applicable service provider indemnifies the applicable service recipient for liabilities that such service recipient incurs arising from such service provider's gross negligence, bad faith or willful misconduct or material breach of the transition services agreement. Pursuant to the registration rights agreement, we have agreed to indemnify NETGEAR and its subsidiaries that hold registrable securities (and their directors, officers, agents and, if applicable, each other person who controls such holder under Section 15 of the Securities Act) registering shares pursuant to the registration rights agreement against certain losses, expenses and liabilities under the Securities Act, common law or otherwise. NETGEAR and its subsidiaries that hold registrable securities similarly indemnify us but such indemnification will be limited to an amount equal to the net proceeds received by such holder under the sale of registrable securities giving rise to the indemnification obligation.

However, third parties could also seek to hold us responsible for any of the liabilities that NETGEAR has agreed to retain, and we cannot assure that an indemnity from NETGEAR will be sufficient to protect us against the full amount of such liabilities, or that NETGEAR will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from NETGEAR any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Ownership of Our Common Stock

We may change our dividend policy at any time.

Although we currently intend to retain future earnings to finance the operation and expansion of our business and therefore do not anticipate paying cash dividends on our capital stock in the foreseeable future, our dividend policy may change at any time without notice to our stockholders. The declaration and amount of any future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements, and other factors that our board of directors deems relevant. As a result, we cannot assure you that we will pay dividends at any rate or at all.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of sales or other distributions of a large number of shares of our common stock in the market. The perception that these sales might occur could depress the market price of our common stock. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The 11,747,250 shares of our common stock sold in the IPO are freely tradable in the public market. On December 31, 2018, NETGEAR completed the Distribution to its stockholders of the 62,500,000 shares of Arlo common stock that it owned. As of December 31, 2023, we have 95,380,281 shares of common stock outstanding.

In the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Any impairment of goodwill, other intangible assets, and long-lived assets could negatively impact our results of operations.

Under generally accepted accounting principles, we review our intangible assets and long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered when determining if the carrying value of our goodwill, other intangible assets and long-lived assets may not be recoverable include a significant decline in our expected future cash flows or a sustained, significant decline in our stock price and market capitalization.

If, in any period our stock price decreases to the point where the fair value of our assets (as partially indicated by our market capitalization) is less than our book value, this could indicate a potential impairment and we may be required to record an impairment charge in that period. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. As a result, we may incur substantial impairment charges to earnings in our financial statements should an impairment of our goodwill, other intangible assets and long-lived assets be determined resulting in an adverse impact on our results of operations. If there is a decline in our stock price based on market conditions and deterioration of our business, we may have to record a charge to our earnings for the associated goodwill impairment of up to $11.0 million.

Your percentage ownership in Arlo may be diluted in the future.

In the future, your percentage ownership in Arlo may be diluted because of equity awards that Arlo may grant to Arlo's directors, officers, and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. In addition, following the Distribution, Arlo and NETGEAR employees hold awards in respect of shares of our common stock as a result of the conversion of certain NETGEAR stock awards (in whole or in part) to Arlo stock awards in connection with the Distribution. Such awards have a dilutive effect on Arlo's earnings per share, which could adversely affect the market price of Arlo common stock. From time to time, Arlo will issue additional stock-based awards to its employees under Arlo's employee benefits plans.

In addition, Arlo's amended and restated certificate of incorporation authorizes Arlo to issue, without the approval of Arlo's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Arlo's common stock respecting dividends and distributions, as Arlo's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, Arlo could grant the holders of preferred stock the right to elect some number of Arlo's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that Arlo could assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws and of Delaware law may prevent or delay an acquisition of Arlo, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to call a special meeting;

- the inability of our stockholders to act without a meeting of stockholders;

- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

- the right of our board of directors to issue preferred stock without stockholder approval;

- the division of our board of directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

- a provision that stockholders may only remove directors with cause while the board of directors is classified; and

- the ability of our directors, and not stockholders, to fill vacancies on our board of directors.

In addition, because we have not elected to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an "interested stockholder") shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Arlo immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of Arlo and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation contains exclusive forum provisions that may discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on behalf of Arlo, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Arlo to Arlo or Arlo's stockholders, any action asserting a claim against Arlo or any director or officer of Arlo arising pursuant to any provision of the DGCL or Arlo's amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Arlo or any director or officer of Arlo governed by the internal affairs doctrine under Delaware law. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit the ability of Arlo's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Arlo or Arlo's directors or officers, which may discourage such lawsuits against Arlo and Arlo's directors and officers. Alternatively, if a court were to find one or more of these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Arlo may incur further significant additional costs associated with resolving such matters in other jurisdictions or forums, all of which could materially and adversely affect Arlo's business, financial condition, or results of operations.

Our board of directors has the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.

Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue shares of preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

General Risks

The market price of our common stock could be volatile and is influenced by many factors, some of which are beyond our control.

The market price of our common stock could be volatile and is influenced by many factors, some of which are beyond our control, including those described above in "*Risks Related to Our Business*" and the following:

- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;

- the inability to meet the financial estimates of securities analysts who follow our common stock or changes in earnings estimates by analysts;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

- our quarterly or annual earnings, or those of other companies in our industry;

- actual or anticipated fluctuations in our operating results and those of our competitors;

- general economic and stock market conditions;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- risks related to our business and our industry, including those discussed above;

- changes in conditions or trends in our industry, markets or customers;

- the trading volume of our common stock;

- future sales of our common stock or other securities; and

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In particular, the realization of any of the risks described in these "*Risk Factors*" could have a material adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to complying with public company regulations.

As a public company, we are obligated to file with the SEC annual and quarterly reports and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are and will continue to become subject to other reporting and corporate governance requirements, including certain requirements of the New York Stock Exchange ("NYSE"), and certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX Act") and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Section 404 of the SOX Act, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling, general, and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially and adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and the NYSE. Any such action could harm our reputation and the confidence of investors and customers in us and could materially and adversely affect our business and cause our share price to fall.

We have identified a material weakness in our internal control over financial reporting related to certain ineffective information technology general controls. Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could materially and adversely affect our business, results of operations, financial condition, and stock price.

As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of rules and regulations of the SEC regarding compliance with Section 404 of the SOX Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We are required to provide our independent registered public accounting firm's annual report addressing the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 of the SOX Act. Testing and maintaining internal control over financial reporting can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations under Section 404 of the SOX Act to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming, and costly.

As of December 31, 2023, management identified certain control deficiencies in the area of our information technology general controls ("ITGCs") related to (i) user access controls that restrict user and privileged access to appropriate personnel; (ii) program change management controls; and (iii) certain computer operations controls that, when aggregated, arise to a material weakness. There is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis as a result of such material weakness. However, this material weakness did not result in any material misstatements in our consolidated financial statements or disclosures in any of the fiscal years ended December 31, 2023, 2022 or 2021. Management did not identify any deficiencies related to the key non-IT internal control over financial reporting as of December 31, 2023. Management has developed and is implementing a remediation plan to address the material weakness. However, we cannot provide assurance that the testing of the design and operational effectiveness of the new controls will be complete within a specific timeframe.

There is no assurance that additional material weaknesses will not occur or that we will be able to remediate such material weaknesses in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the SOX Act. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the SOX Act in a timely manner or continue to assert that our internal control over financial reporting is ineffective, or if our independent registered public accounting firm continues to express an adverse opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be materially adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock, or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research, reports and recommendations that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and data related to our customers and employees ("Information Systems and Data").

Our Chief Information Officer, Vice President of Cybersecurity and Information Security, Engineering, Legal, Risk Management teams, together with our third-party service providers, help identify, assess and manage our cybersecurity threats and risks, including through the use of our cybersecurity risk assessment program. In doing so, they identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example automated and manual tools, third party threat assessments and intelligence feeds, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating our and the industry's risk profile, evaluating reported threats, coordinating with law enforcement relating to threats, performing internal and external audits, conducting threat assessments for internal and external threats, conducting vulnerability assessments to identify vulnerabilities, and conducting red/blue team testing and tabletop incident response exercises jointly with external third parties.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response plan and policy, incident detection and response, vulnerability management policy, disaster recovery and business continuity plans, risk assessments, implementation of security standards and certifications, encryption of data, network security controls, access controls, physical security, asset management, tracking and disposal, systems monitoring, penetration testing, dedicated cybersecurity staff, vendor risk management program, and employee training. In addition, we maintain cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of our enterprise risk management program and identified in our risk register; (2) our information security department works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; and (3) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Board of Directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms (e.g., legal counsel), threat intelligence service providers, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, penetration testing and dark web monitoring services.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes a risk assessment for each vendor, a security questionnaire, a review of the vendor's written security program, a review of security assessments and reports, audits, vulnerability scans related to the vendor, and security assessment calls with the vendor's security personnel. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider. For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Part 1, Item 1A Risk Factors in this Annual Report on Form 10-K.

Governance

Our Cybersecurity and Privacy Committee, at the direction and on behalf of the Board of Directors, addresses our cybersecurity risk management as part of its general oversight function. Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of management, including our Chief Information Officer and Senior Vice President, who has 35 years of Application/Systems experience and our Vice President of Cybersecurity, who has 20 years of Cyber/Network experience.

The Chief Information Officer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. The Chief Information Officer and the Director of Privacy are also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Additionally, the Cybersecurity and Privacy Committee reviews and has oversight over these functions.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our Information Security department. Our Chief Information Officer and Vice President of Cybersecurity work with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response vulnerability management processes include reporting to the Cybersecurity and Privacy Committee for certain cybersecurity incidents.

The Cybersecurity and Privacy Committee receives quarterly reports from the Chief Information Officer concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Cybersecurity and Privacy Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

We are a global company with corporate headquarters located in Carlsbad, California, where we occupy approximately 43,500 square feet of office space pursuant to a lease agreement that expires in November 2024. We also lease approximately 77,800 square feet of office space in San Jose pursuant to a lease agreement that expires in June 2029. In June 2021, we entered into a sublease agreement, with a term that runs concurrent with the term of the head lease, for our San Jose office space in light of the COVID-19 pandemic and its impact on the changing nature of office space use by our workforce.

During fiscal year 2023, our international research and development personnel used leased facilities in Richmond (Canada), Cork (Ireland), and Taipei (Taiwan), international general and administration personnel in Cork (Ireland), and international operations personnel in Taipei (Taiwan). We also maintain our California-based marketing and research and development facilities in Milpitas, Irvine, and Carlsbad in the United States. Our sales personnel were based out of local sales offices or a home office in Florida (the United States). In addition, we use third parties to provide warehousing services to us, consisting of facilities in Southern California, Texas, Tennessee, Mexico, Hong Kong, and Australia.

Item 3. Legal Proceedings

We are subject to legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. Our material legal proceedings are described under the heading "Litigation and Other Legal Matters" in Note 8, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K. For additional discussion of certain risks associated with legal proceedings, see Item 1A, Risk Factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "ARLO".

Holders of Common Stock

On February 23, 2024, there were nine stockholders of record, one of which was Cede & Co., a nominee for Depository Trust Company ("DTC"). All of the shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one stockholder. The number of record holders is based upon the actual number of holders registered on our books at such date and does not include holders of shares held by brokers in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies, and we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have not historically declared or paid cash dividends on our common stock. We do not anticipate paying cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 12 of Part III of this Annual Report on Form 10-K regarding information about securities authorized for issuance under our equity compensation plans.

Recent Sales of Unregistered Securities and Purchases of Equity Securities by the Issuer

None.

Stock Performance Graph

   Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "soliciting material" under the Exchange Act and shall not be incorporated by reference into any such filings.

   The following graph shows a comparison from December 31, 2019 through December 31, 2023 of cumulative total return for our common stock, the NYSE Composite Index, the Standard and Poor's 600 Information Technology Index, ("S&P 600 Information Technology Index"), the Standard and Poor's Small Cap 600 Index ("S&P Small Cap 600 Index") and the Russell 2000 Index. The graph assumes that $100 was invested in Arlo common stock at the closing price of $4.21 on December 31, 2019 and in the NYSE Composite Index, the S&P 600 Information Technology Index, the S&P Small Cap 600 Index and the Russell 2000 Index on December 31, 2019, and assumes reinvestment of any dividends. We have never paid dividends on our common stock and have no present plans to do so. The stock price performance shown in the following graph is not intended to forecast or be indicative of possible future stock price performance.



Item 6.   [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with "Note about Forward-Looking Statements", Part I, Item 1A "Risk Factors," and our audited consolidated financial statements and the accompanying notes to the financial statements included under Item 8 of this Annual Report on Form 10-K.

This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Risk Factors" in Part I, Item 1A above.

Business and Executive Overview

Arlo is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.

Since the launch of our first product in December 2014, we have shipped over 32.2 million smart security devices. As of December 31, 2023, the Arlo platform had approximately 8.7 million cumulative registered accounts across more than 100 countries around the world coupled with 2.8 million cumulative paid subscribers and annual recurring revenue of $210.1 million.

We conduct business across three geographic regions—(i) the Americas; (ii) Europe, Middle-East and Africa ("EMEA"); and (iii) Asia Pacific ("APAC")—and we primarily generate revenue by selling devices through retail, wholesale distribution, wireless carrier channels, security solution providers, Arlo's direct to consumer store and paid subscription services. For the years ended December 31, 2023 and 2022, we generated total revenue of $491.2 million and $490.4 million, respectively. Loss from operations was $24.9 million and $56.9 million for the years ended December 31, 2023 and 2022, respectively.

Our goal is to continue to develop innovative, world-class smart security solutions to expand and further monetize our current and future user and paid account bases. We believe that the growth of our business is dependent on many factors, including our ability to innovate and launch successful new products on a timely basis and grow our installed base, to increase subscription-based recurring revenue, to invest in channel partnerships and to continue our global expansion. We expect to increase our investment in research and development going forward as we continue to introduce new and innovative products and services to enhance the Arlo platform and compete for engineering talent. We also expect our sales and marketing expense to increase in the future as we invest in marketing to drive demand for our products and services.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. We believe these key business metrics provide useful information by offering the ability to make more meaningful period-to-period comparisons of our on-going operating results and a better understanding of how management plans and measures our underlying business. Our key business metrics may be calculated in a manner different from the same key business metrics used by other companies. We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to better reflect our business or to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. We believe that any such inaccuracies or adjustments are immaterial unless otherwise stated.

	As of and for the Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Cumulative registered accounts	8,652	19.8 %	7,220
Cumulative paid accounts [(1)]	2,813	51.1 %	1,862
Annual recurring revenue	$ 210,078	52.5 % $	137,764

———————————————————

[(1)]   The number of cumulative paid accounts as of December 31, 2023 included paid accounts managed by Verisure in our EMEA region which are now onboarded with us. This does not have an impact to our financial statements and key business metrics other than our number of cumulative paid accounts.

Cumulative Registered Accounts. We believe that our ability to increase our user base is an indicator of our market penetration and growth of our business as we continue to expand and innovate our Arlo platform. We define our registered accounts at the end of a particular period as the number of unique registered accounts on the Arlo platform as of the end of such period. The number of registered accounts does not necessarily reflect the number of end-users on the Arlo platform as one registered account may be used by multiple end-users to monitor the devices attached to that household.

Cumulative Paid Accounts. Paid accounts are defined as any account worldwide where a subscription to a paid service is being collected (either by us or by our customers or channel partners, including Verisure).

Annual Recurring Revenue ("ARR"). We believe ARR enables measurement of our business initiatives, and serves as an indicator of our future growth. ARR represents the amount of paid service revenue that we expect to recur annually and is calculated by taking our recurring paid service revenue for the last calendar month in the fiscal quarter, multiplied by 12 months. Recurring paid service revenue represents the revenue we recognize from our paid accounts and excludes prepaid service revenue. ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

Impact of Global Geopolitical, Economic and Business Conditions

During the year ended December 31, 2023, we remained focused on the ongoing conflict in Ukraine, hostilities in the Middle-East, supply chain disruptions, the inflationary macro environment, fluctuating consumer confidence and rising interest rates by preserving our liquidity and managing our cash flow by taking preemptive action to enhance our ability to meet our short-term liquidity needs. These actions include, but are not limited to, proactively managing working capital by closely monitoring customers' credit and collections, renegotiating payment terms with third-party manufacturers and key suppliers, closely monitoring inventory levels and purchases against forecasted demand, reducing or eliminating non-essential spending, and subleasing or reducing excess office space. We continue to monitor the situation and may, as necessary, reduce expenditures further, borrow under our revolving credit facility, or pursue other sources of capital that may include other forms of external financing in order to maintain our cash position and preserve financial flexibility in response to the uncertainty in the United States and global markets resulting from the ongoing conflict in Ukraine, hostilities in the Middle-East, supply chain disruptions, the inflationary macro environment, fluctuating consumer confidence and rising interest rates, current financial conditions within the banking industry, including the effects of recent failures of other financial institutions, and liquidity levels.

Components of Results of Operations

Revenue

Our gross revenue consists primarily of sales of devices, prepaid and paid subscription service revenue. We generally recognize revenue from product sales at the time the product is shipped and transfer of control from us to the customer occurs. Our paid subscription services relate to sales of subscription plans to our registered accounts.

Our revenue consists of gross revenue, less customer rebates and other channel sales incentives, allowances for estimated sales returns, price protection, and net changes in deferred revenue. A significant portion of our marketing expenditure is with customers and is deemed to be a reduction of revenue under authoritative guidance for revenue recognition.

Cost of Revenue

Cost of revenue consists of both product costs and service costs. Product costs primarily consist of the cost of finished products from our third-party manufacturers and overhead costs, including personnel expense for operation staff, purchasing, product planning, inventory control, warehousing and distribution logistics, third-party software licensing fees, inbound freight, IT and facilities overhead, warranty costs associated with returned goods, write-downs for excess and obsolete inventory and excess components, and royalties to third parties. Service costs consist of costs attributable to the provision and maintenance of our cloud-based platform, including personnel, storage, security and computing, IT and facilities overhead.

Our cost of revenue as a percentage of revenue can vary based upon a number of factors, including those that may affect our revenue set forth above and factors that may affect our cost of revenue, including, without limitation product mix, sales channel mix, registered accounts' acceptance of paid subscription service offerings, and changes in our cost of goods sold due to fluctuations in prices paid for components, net of vendor rebates, cloud platform costs, warranty and overhead costs, inbound freight and duty costs, and charges for excess or obsolete inventory. We outsource our manufacturing, warehousing, and distribution logistics. We also outsource certain components of the required infrastructure to support our cloud-based back-end IT infrastructure. We believe this outsourcing strategy allows us to better manage our product and service costs and gross margin and allows us to adapt to changing market dynamics and supply chain constraints.

Research and Development

Research and development expense consists primarily of personnel-related expense, safety, security, regulatory services and testing, other research and development consulting fees, and corporate IT and facilities overhead. Generally, we recognize research and development expenses as they are incurred. We have invested in and expanded our research and development organization to enhance our ability to introduce innovative products and services. We expect research and development expense to increase in absolute dollars as we develop new product and service offerings and compete for engineering talent. We believe that innovation and technological leadership are critical to our future success, and we are committed to continuing a significant level of research and development to develop new technologies, products, and services, including our hardware devices, cloud-based software, AI-based algorithms, and machine learning capabilities.

Sales and Marketing

Sales and marketing expense consists primarily of personnel expense for sales and marketing staff, technical support expense, advertising, trade shows, media and placement, corporate communications and other marketing expense, product marketing expense, IT and facilities overhead, outbound freight costs, and credit card processing fees. We expect our sales and marketing expense to increase in the future as we invest in marketing to drive demand for our products and services.

General and Administrative

General and administrative expense consists primarily of personnel-related expense for certain executives, finance and accounting, investor relations, human resources, legal, information technology, professional fees, corporate IT and facilities overhead, strategic initiative expense, and other general corporate expense. We expect our general and administrative expense to fluctuate as a percentage of our revenue in future periods based on fluctuations in our revenue and the timing of such expense.

Impairment Charges

During the second quarter of 2021, we reviewed certain of our right-of-use assets and other lease-related assets for impairment in conjunction with our decision to sublease our office space in San Jose, California. As a result, we recorded an impairment charge for the right-of-use asset and other lease-related assets included in the San Jose office asset group.

Others

Others include separation expense, which consists primarily of costs of legal and professional services and restructuring charges, which consist of severance costs, office exit expense, and other exit expense associated with the abandonment of certain lease contracts and cancellation of contractual services arrangements with certain suppliers.

Results of Operations

In this section, we discuss the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

The following table sets forth our consolidated statements of comprehensive loss data:

	Year Ended December 31,			
	2023		2022	
	(In thousands, except percentage data)			
Revenue:				
Products	$ 289,938	59.0 %	$ 353,935	72.2 %
Services	201,238	41.0 %	136,479	27.8 %
Total revenue	491,176	100.0 %	490,414	100.0 %
Cost of revenue:				
Products	270,663	55.1 %	308,692	63.0 %
Services	52,950	10.8 %	45,687	9.3 %
Total cost of revenue	323,613	65.9 %	354,379	72.3 %
Gross profit	167,563	34.1 %	136,035	27.7 %
Operating expenses:				
Research and development	68,647	14.0 %	64,709	13.2 %
Sales and marketing	66,141	13.5 %	70,081	14.3 %
General and administrative	56,371	11.5 %	55,932	11.4 %
Others	1,307	0.2 %	2,192	0.4 %
Total operating expenses	192,466	39.2 %	192,914	39.3 %
Loss from operations	(24,903)	(5.1)%	(56,879)	(11.6)%
Interest income	3,935	0.8 %	926	0.2 %
Other income, net	107	0.0 %	302	0.1 %
Loss before income taxes	(20,861)	(4.3)%	(55,651)	(11.3)%
Provision for income taxes	1,175	0.2 %	975	0.2 %
Net loss	$ (22,036)	(4.5)%	$ (56,626)	(11.5)%

Revenue

We conduct business across three geographic regions—(i) the Americas; (ii) EMEA; and (iii) APAC—and generally base revenue by geographic region on the bill-to location of the customer for device sales and device location for service sales.

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Americas	$ 301,418	10.0 %	$ 273,981
Percentage of revenue	*61.4 %*		*55.8 %*
EMEA	$ 164,750	(16.1)%	$ 196,465
Percentage of revenue	*33.5 %*		*40.1 %*
APAC	$ 25,008	25.2 %	$ 19,968
Percentage of revenue	*5.1 %*		*4.1 %*
Total revenue	$ 491,176	0.2 %	$ 490,414

Revenue by classification is as follows:

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Product Revenue	$ 289,938	(18.1)%	$ 353,935
Service Revenue	201,238	47.4 %	136,479
Total revenue	$ 491,176	0.2 %	$ 490,414

Product revenue decreased by $64.0 million, or 18.1% for the year ended December 31, 2023 compared to the prior year. The declines were experienced mainly in EMEA and the Americas and were primarily driven by a reduction in the average selling prices ("ASPs") of our products as we increased promotional activities to stimulate household acquisition and increased subscriber growth, coupled with a shift in product mix, driven by the softening consumer demand as a result of current macro-economic factors and seasonality. This decline in revenue was partially offset by the revenue generated from the Essential 2 camera portfolio which was launched in the third quarter of 2023.

Service revenue increased in all regions by $64.8 million, or 47.4%, for the year ended December 31, 2023 compared to the prior year, primarily due to a 51.1% increase in cumulative paid accounts and an approximated 30% increase in rates for our subscription plans.

Cost of Revenue

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Cost of revenue:			
Products	$ 270,663	(12.3)%	$ 308,692
Services	52,950	15.9 %	45,687
Total cost of revenue	$ 323,613	(8.7)%	$ 354,379

Cost of product revenue decreased for the year ended December 31, 2023 compared to the prior year, primarily due to decreases in product shipments coupled with decreases in freight-in costs due to normalization of the supply chain and utilization of ocean freight, partially offset by increases in inventory reserves.

Cost of service revenue increased for the year ended December 31, 2023 compared to the prior year, primarily due to service revenue growth as a result of increases in cumulative paid accounts and rates for our subscription plans, partially offset by cost optimizations.

Gross Profit

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Gross profit:			
Products	$ 19,275	(57.4)%	$ 45,243
Services	148,288	63.3 %	90,792
Total gross profit	$ 167,563	23.2 %	$ 136,035
Gross margin:			
Products	6.6 %		12.8 %
Services	73.7 %		66.5 %
Total gross margin	34.1 %		27.7 %

Product gross profit decreased for the year ended December 31, 2023 compared to the prior year, primarily driven by a reduction in the ASPs of our products as we increased promotional activities to stimulate household acquisition and increased subscriber growth coupled with a shift in product mix driven by the softening consumer demand as a result of current macro-economic factors. The product gross profit decrease was partially offset by the decrease in freight-in costs due to normalization of the supply chain and utilization of ocean freight.

Service gross profit increased for the year ended December 31, 2023 compared to the prior year, primarily due to service revenue growth in all regions as a result of increases in cumulative paid accounts and rates for our subscription plans, as well as cost optimizations.

Operating Expenses

Research and Development

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Research and development expense	$ 68,647	6.1 %	$ 64,709

Research and development expense increased $3.9 million for the year ended December 31, 2023 compared to the prior year, primarily due to increases of $3.0 million in personnel-related expenses mainly from compensation recorded as a result of an increase in headcount and $2.1 million in outside professional services, partially offset by a decrease of $0.6 million in corporate IT and facilities overhead.

Sales and Marketing

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Sales and marketing expense	$ 66,141	(5.6)%	$ 70,081

Sales and marketing expense decreased $3.9 million for the year ended December 31, 2023 compared to the prior year, primarily due to a decrease of $9.2 million in marketing expenditures as a result of the suspension of our brand awareness advertising campaign, partially offset by increases of $2.1 million in credit card processing fees as a result of increases in Arlo.com store sales and paid subscriber accounts, $2.1 million in customer care services as we continue to invest in improving our customer experience, and $1.8 million in freight-out expenses due to increase in customer shipment volume in Arlo.com store.

General and Administrative

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
General and administrative expense	$ 56,371	0.8 %	$ 55,932

General and administrative expense increased $0.4 million for the year ended December 31, 2023 compared to the prior year, primarily due to an increase of $2.2 million in personnel-related expenses mainly from stock-based compensation and merit increases, partially offset by a decrease of $1.8 million in corporate IT and facilities overhead and professional consulting services.

Interest Income and Other Income, Net

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Interest income, net	$ 3,935	**	$ 926
Other income, net	$ 107	**	$ 302

**Percentage change not meaningful.

Interest income, net increased for the year ended December 31, 2023, compared to the prior year, primarily due to the increase in our short-term investments as well as a result of higher interest rates.

Provision for Income Taxes

	Year Ended December 31,		
	2023	% Change	2022
	(In thousands, except percentage data)		
Provision for income taxes	$ 1,175	20.5 %	$ 975
Effective tax rate	*(5.6)%*		*(1.8)%*

Provision for income taxes was primarily attributable to income taxes on foreign earnings and to a lesser extent U.S. taxable income. The increase in provision for income taxes for the year ended December 31, 2023 compared to the prior year was primarily due to (i) the higher U.S. earnings, and (ii) the application of Section 174 of the Internal Revenue Code requiring capitalization of research and experimental expenses. Consistent with the prior year periods, we maintained a valuation allowance against our U.S. federal and state deferred tax assets and did not record a tax benefit on these deferred tax assets since it is more likely than not that these deferred tax assets will not be realized.

The effective tax rate for the year ended December 31, 2023 was lower than the U.S. federal income tax rate due to a lower effective tax rate on foreign earnings and valuation allowance on our net U.S. deferred tax assets and certain foreign tax attributes as it is more likely than not that some or all of our deferred tax assets will not be realized.

Liquidity and Capital Resources

As of December 31, 2023, our cash and cash equivalents and short-term investments totaled $136.5 million, and we had unused borrowing capacity of $13.9 million based on the terms and conditions of our revolving credit facility. We have a history of losses and may incur operating and net losses in the future. As of December 31, 2023, our accumulated deficit was $367.5 million. Historically, we have funded our principal business activities through cash flows generated from operations and available cash on hand.

Material Cash Requirements

We believe that our existing sources of liquidity will be sufficient to meet our anticipated cash requirements for at least the next 12 months and beyond. However, in the future we may require or desire additional funds to support our operating expenses and capital requirements. To the extent that current and anticipated future sources of liquidity are insufficient, we may seek to raise additional funds through public or private equity. We have no commitments to obtain such additional financing and cannot provide assurance that additional financing will be available at all or, if available, that such financing would be obtainable on terms favorable to us and would not be dilutive.

Our future liquidity and cash requirements may vary from those currently planned and will depend on numerous factors, including the introduction of new products, the growth in our service revenue, the ability to increase our gross margin dollars, as well as cost optimization initiatives and controls over our operating expenditures. As we grow our installed base and related cost structure, there will be a need for additional working capital, hence, we have increased our subscription rates effective February 3, 2023.

Leases and Contractual Commitments

Our operating lease obligations mostly include offices, equipment, data centers, and distribution centers. Our contractual commitments are primarily inventory-related purchase obligations with suppliers.

Contingencies

We are involved in disputes, litigation, and other legal actions. We evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. Significant judgment is required to determine both the probability and the estimated amount of loss. In such cases, we accrue for the amount or, if a range, we accrue the low end of the range, only if there is not a better estimate than any other amount within the range, as a component of legal expense within litigation reserves, net.

Refer to Note 8. *Commitments and Contingencies* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for further information about our operating leases, purchase obligations, and legal contingencies.

Cash Flow

The following table presents our cash flows for the periods presented.

	Year Ended December 31,	
	2023	**2022**
	(In thousands)	
Net cash provided by (used in) operating activities	$ 38,302	$ (45,962)
Net cash used in investing activities	(50,686)	(31,773)
Net cash used in financing activities	(15,142)	(13,942)
Net cash decrease	$ (27,526)	$ (91,677)

Operating activities

Net cash provided by (used in) operating activities increased by $84.3 million for the year ended December 31, 2023 compared to the prior year period, primarily due to improved profitability driven by growth in paid accounts and increased subscription rates and changes in working capital as a result of lower inventory and trade payable balances and increase in deferred revenue.

Investing activities

Net cash used in investing activities increased by $18.9 million for the year ended December 31, 2023 compared to the prior year period, primarily due to increases in net purchases, and maturities of short-term investments and in purchases of property and equipment.

Financing activities

Net cash used in financing activities slightly increased by $1.2 million for the year ended December 31, 2023 compared to the prior year period, primarily due to an increase in withholding tax from restricted stock unit releases, partially offset by higher proceeds related to employee benefit plans.

Critical Accounting Estimates

We prepare the consolidated financial statements in accordance with U.S. GAAP and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The preparation of the consolidated financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and other assumptions that we believe are applicable and reasonable under the circumstances. We evaluate these estimates on an ongoing basis, as new events occur, our operating environment changes, or additional information is obtained, and we make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of our Board of Directors.

Note 2, *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K describes the significant accounting policies and the effect on our consolidated financial statements.

Revenue Recognition

Revenue from all sales types is recognized at transaction price, the amount we expect to be entitled to in exchange for transferring goods or providing services. Transaction price is calculated as selling price net of variable consideration which may include estimates for sales returns, sales incentives, and price protection related to current period product revenue. In determining estimates for sales returns, management analyzes certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for our products. Sales incentives and price protection are determined based on a combination of the actual amounts committed and estimated future expenditure based upon historical customary business practice. Typically, variable consideration does not need to be constrained as estimates are based on predictive historical data or future commitments that we plan and control. However, we continue to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur.

Our standard warranty obligation to our direct customers generally provides for a right of return of any product for a full refund in the event that such product is found to be damaged or defective. At the time we recognize revenue, we record an estimate of sales warranty returns to reduce revenue in the amount of the expected credit or refund to be provided to our direct customers as a contra revenue, and we record a write-down to reduce the carrying value of such products to net realizable value as cost of revenue. Because our products are manufactured by third-party manufacturers, in certain cases we have recourse to the third-party manufacturer for replacement or credit for the defective products. We give consideration to amounts recoverable from our third-party manufacturers in determining our warranty liability. Our estimated allowances for product warranties can vary from actual results, and we may have to record additional contra revenue or cost of revenue, which could materially impact our financial position and results of operations. As of December 31, 2023 and 2022, accrued sales warranty returns amounted to $16.6 million and $17.7 million, respectively.

We recognize sales incentives offered to customers as a marketing expense if we receive an identifiable benefit in exchange and can reasonably estimate the fair value of the identifiable benefit received; otherwise, it is recognized as a contra revenue. Consequently, we recognize a substantial portion of sales incentives as channel marketing costs accounted as a contra revenue. We accrue estimated contra revenue or marketing expense for sales incentives when the related revenue is recognized or ahead of customer or end customer commitment if customary business practice creates an implied expectation that such activities will occur in the future. As of December 31, 2023 and 2022, accrued sales incentives amounted to $28.2 million and $36.3 million, respectively.

Valuation of Long-Lived Assets

Long-lived assets, including property and equipment and operating lease right-of-use assets, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the anticipated undiscounted value of the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and operating lease assets is not recoverable, the carrying amount of such assets is reduced to the fair value. During the year ended December 31, 2023 and 2022, no impairment of long-lived assets has been identified.

Valuation of Goodwill

We perform an annual assessment of goodwill at the reporting unit level on the first day of the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value may not be recoverable. We operate as one operating and reportable segment. In the annual assessment, a qualitative assessment was performed in consideration of macroeconomic conditions, industry and market conditions, cost factors, overall company financial performance, and changes in our stock price. We believed that it was more-likely-than-not that the fair value of the reporting unit was greater than the respective carrying value and therefore performing the next step of impairment test for the reporting unit was unnecessary. If there are events occurred or circumstances changed (i.e. a decline in our stock price based on market conditions and deterioration of our business) that would more likely than not reduce our fair value below the carrying amount, we may have to record a charge to our earnings for the associated goodwill impairment of up to $11.0 million. No goodwill impairment was recognized in the years ended December 31, 2023 and 2022.

Recent Accounting Pronouncements

For a complete description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, refer to Note 2, *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

We have an investment portfolio of fixed income securities that are classified as available-for-sale securities. These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in highly rated short-term securities. Our investment policy requires investments to be rated triple-A with the objective of minimizing the potential risk of principal loss. Due to the short duration and conservative nature of our investment portfolio, a hypothetical movement of 10% in interest rates would not have a material impact on our operating results and the total value of the portfolio over the next fiscal year. We monitor our interest rate and credit risks, including our credit exposure to specific rating categories and to individual issuers. The unrealized loss was immaterial as of December 31, 2023 and there was no impairment charge on our investments for the year ended December 31, 2023.

Foreign Currency Exchange Rate Risk

We are exposed to risks associated with foreign exchange rate fluctuations due to our international sales and operating activities. We invoice some of our international customers in foreign currencies, including the Australian dollar and Canadian dollar. As the customers that are currently invoiced in local currency become a larger percentage of our business, or to the extent we begin to bill additional customers in foreign currencies, the impact of fluctuations in foreign currency exchange rates could have a more significant impact on our results of operations. For those customers in our international markets that we continue to sell to in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore reduce the demand for our products. Such a decline in the demand for our products could reduce sales and materially and adversely affect our business, results of operations, and financial condition. Certain operating expenses of our foreign operations require payment in local currencies.

As of December 31, 2023, we had net assets in various local currencies. A hypothetical 10% movement in foreign exchange rates would not have a material impact on our operating results. Actual future gains and losses associated with our foreign currency exposures and positions may differ materially from the sensitivity analysis performed as of December 31, 2023 due to the inherent limitations associated with predicting foreign currency exchange rates and our actual exposures and positions. For the years ended December 31, 2023 and 2022, 3% and 3% of our total revenue was denominated in currencies other than the U.S. dollar, respectively.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Arlo Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Arlo Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date as a result of information technology general control (ITGC) deficiencies related to (i) user access and segregation of duty controls that restrict user and privileged access to appropriate personnel; (ii) program change management controls; and (iii) certain computer operations controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Sales Warranty Returns

As described in Note 2 to the consolidated financial statements, the Company's standard obligation to direct customers for product sales generally provides for a full refund in the event that such product is found to be damaged or defective. At the time revenue is recognized, management records an estimate of sales warranty returns to reduce revenue in the amount of the expected credit or refund to be provided to direct customers. In determining estimates for sales returns, management analyzes certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for products. As of December 31, 2023, accrued sales warranty returns were $16.6 million.

The principal considerations for our determination that performing procedures relating to accrued sales warranty returns is a critical audit matter are (i) the significant judgment by management in developing the estimate of accrued sales warranty returns and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management's estimate of sales returns considering historical sales and returns data. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to the Company's information technology general controls, which impacted this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management's process for developing the estimate of accrued sales warranty returns, (ii) evaluating the appropriateness of the analysis performed by management, (iii) testing the completeness, accuracy, and relevance of data used by management in the analysis, and (iv) evaluating the reasonableness of management's estimate of sales returns. Evaluating management's estimate of sales returns involved evaluating whether the estimate was reasonable considering the related historical sales and returns activity.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 29, 2024

We have served as the Company's auditor since 2018.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2023	2022
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,522	$ 84,024
Short-term investments	79,974	29,700
Accounts receivable, net	65,360	65,960
Inventories	38,408	46,554
Prepaid expenses and other current assets	10,271	6,544
Total current assets	250,535	232,782
Property and equipment, net	4,761	7,336
Operating lease right-of-use assets, net	11,450	12,809
Goodwill	11,038	11,038
Restricted cash	4,131	4,155
Other non-current assets	3,623	4,081
Total assets	$ 285,538	$ 272,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 55,201	$ 52,132
Deferred revenue	18,041	11,291
Accrued liabilities	88,209	98,855
Total current liabilities	161,451	162,278
Non-current operating lease liabilities	17,021	19,279
Other non-current liabilities	3,790	2,949
Total liabilities	182,262	184,506
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock: $0.001 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Common stock: $0.001 par value; 500,000,000 shares authorized; shares issued and outstanding: 95,380,281 at December 31, 2023 and 88,887,139 at December 31, 2022	95	89
Additional paid-in capital	470,322	433,138
Accumulated other comprehensive income (loss)	320	(107)
Accumulated deficit	(367,461)	(345,425)
Total stockholders' equity	103,276	87,695
Total liabilities and stockholders' equity	$ 285,538	$ 272,201

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,		
	2023	2022	2021
	(In thousands, except per share data)		
Revenue:			
Products	$ 289,938	$ 353,935	$ 331,620
Services	201,238	136,479	103,517
Total revenue	491,176	490,414	435,137
Cost of revenue:			
Products	270,663	308,692	285,334
Services	52,950	45,687	41,768
Total cost of revenue	323,613	354,379	327,102
Gross profit	167,563	136,035	108,035
Operating expenses:			
Research and development	68,647	64,709	59,063
Sales and marketing	66,141	70,081	48,909
General and administrative	56,371	55,932	49,489
Impairment charges	—	—	9,116
Others	1,307	2,192	1,596
Total operating expenses	192,466	192,914	168,173
Loss from operations	(24,903)	(56,879)	(60,138)
Interest income	3,935	926	11
Other income, net	107	302	4,775
Loss before income taxes	(20,861)	(55,651)	(55,352)
Provision for income taxes	1,175	975	677
Net loss	$ (22,036)	$ (56,626)	$ (56,029)
Net loss per share:			
Basic and diluted	$ (0.24)	$ (0.65)	$ (0.68)
Weighted average shares used to compute net loss per share:			
Basic and diluted	92,754	87,173	82,688
Comprehensive loss:			
Net loss	$ (22,036)	$ (56,626)	$ (56,029)
Other comprehensive income (loss), net of tax	427	(107)	(3)
Total comprehensive loss	$ (21,609)	$ (56,733)	$ (56,032)

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Total stockholders' equity, beginning balances	$	87,695	$	112,652	$	133,767
Common stock:						
Beginning balances	$	89	$	84	$	79
Issuance of common stock under stock-based compensation plans		9		6		8
Issuance of common stock under employee stock purchase plan		—		2		—
Restricted stock unit withholdings		(3)		(3)		(3)
Ending balances	$	95	$	89	$	84
Additional paid-in capital:						
Beginning balances	$	433,138	$	401,367	$	366,455
Stock-based compensation expense		36,971		36,985		24,792
Settlement of liability classified restricted stock units		13,480		8,733		15,095
Issuance of common stock under stock-based compensation plans		7,554		1,419		5,261
Issuance of common stock under employee stock purchase plan		2,811		2,833		2,962
Restricted stock unit withholdings		(23,632)		(18,199)		(13,198)
Ending balances	$	470,322	$	433,138	$	401,367
Accumulated deficit:						
Beginning balances	$	(345,425)	$	(288,799)	$	(232,770)
Net loss		(22,036)		(56,626)		(56,029)
Ending balances	$	(367,461)	$	(345,425)	$	(288,799)
Accumulated other comprehensive income (loss):						
Beginning balances	$	(107)	$	—	$	3
Other comprehensive income (loss), net of tax		427		(107)		(3)
Ending balances	$	320	$	(107)	$	—
Total stockholders' equity, ending balances	$	103,276	$	87,695	$	112,652
Common stock shares:						
Beginning balances		88,887		84,453		79,336
Issuance of common stock under stock-based compensation plans		9,390		6,155		6,538
Issuance of common stock under employee stock purchase plan		621		609		602
Restricted stock unit withholdings		(3,518)		(2,330)		(2,023)
Ending balances		95,380		88,887		84,453

The accompanying notes are an integral part of these consolidated financial statements.

ARLO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (22,036)	$ (56,626)	$ (56,029)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Stock-based compensation expense	47,948	48,476	38,030
Impairment charges	—	—	9,116
Depreciation and amortization	4,661	4,768	5,975
Provision for (release of) expected credit losses and inventory reserves	279	(190)	(3,125)
Deferred income taxes	112	181	(296)
Discount accretion on investments and other	(2,005)	24	(3)
Changes in assets and liabilities:			
Accounts receivable, net	690	13,517	(1,739)
Inventories	7,777	(7,887)	29,258
Prepaid expenses and other assets	(1,498)	3,427	(3,463)
Accounts payable	3,723	(32,520)	22,156
Deferred revenue	6,610	(19,281)	(38,919)
Accrued and other liabilities	(7,959)	149	(24,158)
Net cash provided by (used in) operating activities	38,302	(45,962)	(23,197)
Cash flows from investing activities:			
Purchases of property and equipment	(2,847)	(2,010)	(2,268)
Purchases of short-term investments	(149,870)	(69,305)	—
Proceeds from maturities of short-term investments	102,031	39,542	20,000
Net cash provided by (used in) investing activities	(50,686)	(31,773)	17,732
Cash flows from financing activities:			
Proceeds related to employee benefit plans	8,493	4,260	8,231
Restricted stock unit withholdings	(23,635)	(18,202)	(13,201)
Net cash used in financing activities	(15,142)	(13,942)	(4,970)
Net decrease in cash, cash equivalents, and restricted cash	(27,526)	(91,677)	(10,435)
Cash, cash equivalents, and restricted cash, at beginning of period	88,179	179,856	190,291
Cash, cash equivalents, and restricted cash, at end of period	$ 60,653	$ 88,179	$ 179,856
Reconciliation of cash, cash equivalents, and restricted cash to Consolidated Balance Sheets			
Cash and cash equivalents	$ 56,522	$ 84,024	$ 175,749
Restricted cash	4,131	4,155	4,107
Total cash, cash equivalents, and restricted cash	$ 60,653	$ 88,179	$ 179,856
Supplemental cash flow information:			
Cash paid for income taxes, net	$ 1,196	$ 415	$ 964
Non-cash investing activities:			
Purchases of property and equipment included in accounts payable and accrued liabilities	$ 189	$ 946	$ 379

The accompanying notes are an integral part of these consolidated financial statements.

Note 1.   Description of Business and Basis of Presentation

Description of Business

Arlo Technologies, Inc. ("we" or "Arlo") is transforming the ways in which people can protect everything that matters to them with advanced home, business, and personal security services that combine a globally scaled cloud platform, advanced monitoring and analytics capabilities, and award-winning app-controlled devices to create a personalized security ecosystem. Arlo's deep expertise in cloud services, cutting-edge AI and computer vision analytics, wireless connectivity and intuitive user experience design delivers seamless, smart home security for Arlo users that is easy to setup and engage with every day. Our highly secure, cloud-based platform provides users with visibility, insight and a powerful means to help protect and connect in real-time with the people and things that matter most, from any location with a Wi-Fi or a cellular connection – all rooted in a commitment to safeguard privacy for our users and their personal data.

We conduct business across three geographic regions—(i) the Americas; (ii) Europe, Middle-East and Africa ("EMEA"); and (iii) Asia Pacific ("APAC")—and primarily generate revenue by selling devices through retail channels, wholesale distribution, wireless carrier channels, security solution providers, and Arlo's direct to consumer store and paid subscription services.

Our corporate headquarters is located in Carlsbad, California with other satellite offices across North America and various other global locations.

Basis of Presentation

We prepare our consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of Arlo and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Fiscal Periods

Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. We report the results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters ends on the Sunday closest to the calendar quarter end, with the fourth quarter ending on December 31.

Reclassification

Certain prior periods amounts have been reclassified to conform to the current period's presentation. None of these reclassifications had a material impact to the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Management bases its estimates on various assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates and operating results for the year ended December 31, 2023 are not necessarily indicative of the results that may be expected for any future period.

Note 2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

We invest excess cash primarily in government securities and money market funds and consider all highly liquid investments with an original maturity or a remaining maturity at the time of purchase of three months or less to be cash equivalents. We deposit cash and cash equivalents with high credit quality financial institutions.

Restricted Cash

We maintain certain cash balances restricted as to withdrawal or use. Restricted cash is comprised primarily of cash used as a collateral for a letter of credit associated with our lease agreement for office space in San Jose, California. We deposit restricted cash with high credit quality financial institutions.

Short-Term Investments

Short-term investments are comprised of marketable securities that consist of government securities with an original maturity or a remaining maturity at the time of purchase of greater than three months and no more than 12 months. The marketable securities are held with a high quality financial institution, which acts as our custodian and investment manager. These marketable securities are classified as available-for-sale securities in accordance with the provisions of the authoritative guidance for investments and are carried at fair value with unrealized gains and losses are included in accumulated other comprehensive income (loss), net of tax, which is reported on consolidated statements of stockholders' equity.

Fair Value Measurements

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to their short maturities. Short-term investments are recognized or disclosed at fair value in the financial statements on a recurring basis. The fair value of assets and liabilities is measured based on a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Trade Accounts Receivable

We are exposed to credit losses primarily through sales of products and services. Allowance for current estimated credit losses for trade accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default.

Monitoring activities include dispute resolution, payment confirmation, review of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. Although we have historically not experienced significant credit losses, it is possible that there could be a material adverse impact from potential adjustments of the carrying amount of trade accounts receivable.

Concentrations of Risk and Other Uncertainties

Financial instruments that potentially subject us to a concentration of credit risk mainly consist of cash equivalents, short-term investments and accounts receivable. We believe that there is minimal credit risk associated with the investments of cash equivalents and short-term investments due to the restrictions placed on the type of investment that can be entered into under our investment policy. Our cash equivalents and short-term investments primarily consist of government securities and money market funds which are held and managed by high credit quality financial institutions.

Our customers are primarily retailers, wholesale distributors and security solution providers who sell or distribute our products to a large group of end-users. We regularly perform credit evaluations of our customers' financial condition and performance and consider factors such as historical experience, credit quality, age of the accounts receivable balances, geographic or country-specific risks and current economic conditions that may affect our customers' ability to pay. We do not require collateral from our customers. Historically, a substantial portion of revenue has been derived from a limited number of retailers and wholesale distribution partners. As of December 31, 2023 and 2022, three customers accounted for 37.1%, 15.2%, and 10.2%, and four customers accounted for 28.4%, 26.8%, 16.6%, and 13.3% of the total accounts receivable, net, respectively. No other customers accounted for 10% or greater of the total accounts receivable, net. During the year ended December 31, 2023, 2022 and 2021, one customer accounted for 33.5%, one customer accounted for 40.1%, and two customers accounted for 30.8% and 13.0% of the total revenue, respectively.

Additionally, we receive certain of our components from a limited number of suppliers and rely on a limited number of third parties to manufacture all of our products. If any of the third-party manufacturers cannot or will not manufacture our products in required volumes, on a cost-effective basis, in a timely manner or at all, we will have to secure additional manufacturing capacity. Any interruption or delay in manufacturing could materially and adversely affect our business, results of operations and financial condition. At the date of issuance of our financial statements, we are not aware of any event which could cause the severe impact in a near term.

Our products are concentrated in the smart security solution industries, which are characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Our success depends on management's ability to anticipate and/or to respond quickly and adequately to such changes. Any significant delays in the development or introduction of products and services could materially and adversely affect our business, results of operations and financial condition.

Inventories

Inventories consist of finished goods which are valued at the lower of cost or net realizable value, with cost being determined using the first-in, first-out method. We write down inventories based on estimated excess and obsolete amounts, determined primarily based on demand forecasts, but take into account market conditions, product development plans, product life expectancy and other factors. At the point of loss recognition, a new lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase of the newly established cost basis. While management believes the estimates and assumptions underlying its current forecasts are reasonable, there is risk that additional charges may be necessary if current forecasts are greater than actual demand.

Property and Equipment, Net

Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Asset Category:	Range of Useful Lives
Computer equipment	2 years
Furniture and fixtures	5 years
Software	2-5 years
Machinery and equipment	2-3 years
Leasehold improvements	Shorter of remaining lease term or 7 years

Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The carrying value of the asset is reviewed on a regular basis for the existence of facts, both internal and external, that may suggest impairment.

Operating Leases

Our operating leases comprise of offices, data centers, and other equipment. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets, net, accrued liabilities, and non-current operating lease liabilities on the consolidated balance sheets. Leases with an initial term of 12 months or less are expensed as incurred and recorded on the consolidated statements of comprehensive loss. The lease expense for fixed lease payments is recorded on the consolidated statements of comprehensive loss on a straight-line basis over the lease term and variable lease payments are included in the lease expense when the obligation for those payments is incurred.

Operating lease assets represent our right to use an underlying asset over the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the incremental borrowing rate based on the information available is used at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The operating lease asset also includes any lease payments made before the lease commencement date less any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the options. The lease agreements with lease and non-lease components are generally accounted as a single component.

In addition, certain lease agreements contain tenant improvement allowances ("TIA") from the landlords. We record lessee-owned improvements as leasehold improvements within property and equipment, net on our consolidated balance sheets and the TIA as a reduction to the lease asset with the impact of the decrease recognized prospectively over the remaining lease term. We record lessor-owned improvements as prepaid rent within prepaid expenses and other current assets on our consolidated balance sheets and the TIA as a reduction to prepaid rent.

Sublease income from our sublet office space in San Jose, California is recognized on a straight-line basis over the term of the sublease and is recorded as a reduction of lease expense.

Goodwill

We perform an annual impairment assessment of goodwill at the reporting unit level on the first day of the fourth fiscal quarter. We operate as one operating and reportable segment and identify that one reporting unit for the purpose of goodwill impairment testing, which is at the same level as our operating and reportable segment. The analysis may include both qualitative and quantitative factors to assess the likelihood of an impairment. Should certain events or indicators of impairment occur between annual impairment tests, we will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include a significant decline in the expected future cash flows, a sustained, significant decline in our stock price and market capitalization, a significant adverse change in the business climate and slower growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying amount. The qualitative assessment considers macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, and events affecting our stock price. If the reporting unit does not pass the qualitative assessment, we estimate the fair value using a discounted cash flow method and compare the fair value with the carrying amount of our reporting unit, including goodwill. If the fair value is greater than the carrying amount of our reporting unit, no impairment is recorded. If the fair value is less than the carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to our reporting unit. The impairment charge, if any, would be recorded to earnings in the consolidated statements of comprehensive loss.

Revenue Recognition

Revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our product revenue is recognized at a point in time when control of the goods is transferred to the customer, generally occurring upon shipment or delivery, dependent upon the terms of the underlying contract. Our paid subscription services are billed in advance of the start of the monthly subscription and revenues are recognized ratably over subscription period, generally 30 days or 12 months in length.

Revenue from all sales types is recognized at the transaction price, which is the amount we expect to be entitled to in exchange for transferring goods or providing services. Transaction price is calculated as selling price net of variable consideration which may include estimates for sales returns, sales incentives, and price protection related to current period product revenue. Our standard obligation to our direct customers generally provides for a full refund in the event that such product is found to be damaged or defective. At the time revenue is recognized, management records an estimate of sales warranty returns to reduce revenue in the amount of the expected credit or refund to be provided to direct customers as a contra revenue. In determining estimates for sales returns, management analyzes certain factors, including historical sales and returns data, channel inventory levels, current economic trends, and changes in customer demand for our products. Sales incentives and price protection are determined based on a combination of the actual amounts committed and estimated future expenditure based upon historical customary business practice. Typically, variable consideration does not need to be constrained as estimates are based on predictive historical data or future commitments that we plan and control. However, we continue to assess variable consideration estimates such that it is probable that a significant reversal of revenue will not occur.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple promised goods or services. Such contracts include hardware products with bundled services, various subscription services, and support. For these contracts, we account for the promises separately as individual performance obligations if they are distinct. Performance obligations are determined to be distinct if they are both capable of being distinct or separately identifiable within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract. The embedded software in most of the hardware products is not considered distinct and therefore the combined hardware and incidental software are treated as one performance obligation and recognized at the point in time when control of product transfers to the customer. Services that are included with certain hardware products are considered distinct and therefore the hardware and service are treated as separate performance obligations.

After identifying the separate performance obligations, the transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis. Stand-alone selling prices are generally determined based on the prices charged to customers or using an adjusted market assessment. Stand-alone selling price of the hardware is directly observable from add-on camera and base station sales. Stand-alone selling price of the premium services are directly observable from direct sales to end users while the service is estimated using an adjusted market approach.

Revenue is then recognized for each distinct performance obligation as control is transferred to the customer. Revenue attributable to hardware is recognized at the time control of the product transfers to the customer. The transaction price allocated to the service is recognized over the specified service period or over the estimated useful life of the hardware, beginning when the customer is expected to activate their account. Useful life of the hardware is determined by industry norms, technical and financial relevance, frequency of new model releases, and user history.

Long-Term Supply Arrangement - Verisure

We have entered into a Supply Agreement which includes product purchases, paid subscription services, and an option for Verisure S.à.r.l. ("Verisure") to acquire development services by submitting a statement of work ("SOW"). Products sold come with a standard twelve months warranty. Verisure assumes responsibilities for all warranty claims, returns of products and certain technical support provided to the end users. We provide technical support for paid subscription services where Verisure cannot resolve the issue. Verisure is responsible for any marketing and promotion of our products and services sold in Europe. We concluded that we are acting as the principal in the Supply Agreement and determined that revenue should be presented gross.

Products are priced at a cost plus markup as specified in the Supply Agreement. The paid subscription services are billed based on the number of active cameras monthly and are priced at a cost plus markup specified in the Supply Agreement. The transaction price for products and paid subscription services is entirely variable because the consideration is dependent on the actual costs. For products, since quantity and product types are not specified in the agreement, contracts are not deemed to exist until we receive and accept the customer purchase order ("PO"). Each product with a valid PO is considered a single performance obligation.

Non-Recurring Engineering ("NRE") Arrangement - Verisure

The Supply Agreement also provides for certain development services under an SOW to Verisure, which Verisure pays non-refundable installments upon the commencement of agreed-upon milestones. There is a single performance obligation as the distinct goods and services promised under the SOW are highly interdependent or interrelated inputs that produce a single combined output given the nature of such arrangements. We determined that the most appropriate measure of progress for revenue recognition is the input method based on cost because we can reasonably estimate the total costs for the NRE, and the costs incurred reasonably reflect our efforts to satisfy the performance obligation. The NRE costs include labor, material, overhead as well as the use of outside services. Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.

Warranties

Sales of hardware products regularly include warranties to end customers that cover bug fixes, minor updates such that the product continues to function according to published specifications in a dynamic environment, and phone support. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified for one or more years. Therefore, warranties are not considered separate performance obligations in the arrangement. Instead, the expected cost of warranties is accrued as an expense in accordance with authoritative guidance.

Sales Incentives

We recognize sales incentives offered to our customers as a marketing expense if we receive an identifiable benefit in exchange and can reasonably estimate the fair value of the identifiable benefit received; otherwise, it is recognized as a contra revenue. Consequently, we recognize a substantial portion of sales incentives as channel marketing costs accounted as a contra revenue.

We accrue estimated contra revenue or marketing expense for sales incentives when the related revenue is recognized or ahead of customer or end customer commitment if customary business practice creates an implied expectation that such activities will occur in the future.

Shipping and Handling Costs

We include shipping and handling fees billed to customers in Revenue. Shipping and handling costs associated with inbound freight are included in Cost of revenue. In cases where we give a freight allowance to the customer for their own inbound freight costs, such costs are appropriately recorded as a reduction in Revenue. Shipping and handling costs associated with outbound freight are included in sales and marketing expenses. We have elected to account for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. Shipping and handling costs associated with outbound freight totaled $5.2 million, $3.4 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Contract Costs

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in operating expenses of sales and marketing and general and administrative on the consolidated statements of comprehensive loss. If the incremental costs of obtaining a contract, which consist of sales commissions, relate to a service recognized over a period longer than one year, costs are deferred and amortized in line with the related services over the period of benefit. Deferred commissions are classified as non-current based on the original amortization period of over one year. There were no deferred commissions as of December 31, 2023 and 2022.

Contract Balances

Contract assets are recorded as accounts receivable, net on the consolidated balance sheets when we have an unconditional right to consideration. Contract liabilities are recorded as deferred revenue on the consolidated balance sheets when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and customer billings in advance of revenue recognition from subscription contracts where we have unsatisfied performance obligations. Advance payments include prepayments for NRE services under the Supply Agreement with Verisure. Payment terms vary by customer. The time between invoicing and when payment is due is not significant. For certain products or services and customer types, payment is required before the products or services are delivered to the customer. Performance obligations represent the transaction price allocated that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities.

Research and Development

Costs incurred in the research and development of new products are expensed as incurred.

Software Development Costs

We expense software development costs, including costs to develop software products or the software component of products to be sold, leased, or marketed to external users, before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products. As a result, development costs that meet the criteria for capitalization were $0.6 million and $1.8 million for the years ended December 31, 2023 and 2022, respectively. There were no capitalized development costs for the year ended 2021.

We capitalize software development costs related to those software applications to be used solely to meet internal needs during the application development stage. Capitalized software development costs are amortized using the straight-line amortization method over the estimated useful life of the applicable software. Costs capitalized for developing such software applications were not material as of December 31, 2023 and 2022.

Advertising Costs

Advertising costs are expensed when incurred and included in sales and marketing in the consolidated statements of comprehensive loss. Total advertising costs were $17.9 million, $27.1 million and $9.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Stock-Based Compensation

We measure stock-based compensation at the grant date based on the fair value of the award. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of restricted stock units ("RSUs") and performance-based restricted stock units is measured on the grant date based on the closing fair market value of our common stock. We utilize a Monte Carlo pricing model customized to the specific provisions to value the market-based restricted stock units on the grant date. The fair value determined using the Monte Carlo simulation model varies based on the assumptions used for the expected stock price volatility, the correlation coefficient between Arlo and Russell 2000 Index, risk-free interest rates, and dividend yield. Forfeitures are accounted for as they occur.

Our Employee Stock Purchase Plan ("ESPP") is intended to provide employees with the opportunity to purchase our common stock through accumulated payroll deductions at the end of specified purchase period. Eligible employees may contribute up to 15% of compensation, subject to certain income limits, to purchase our common stock. The terms of the plan include a look-back feature that enables employees to purchase stock semi-annually at a price equal to 85% of the lesser of the fair market value at the beginning of the offering period or the purchase date. The duration of each purchasing period is generally six months. We determine the fair value using the Black-Scholes Model using various inputs, including its estimate of expected volatility, term, dividend yield and risk-free interest rate. The risk-free interest rate of the purchase rights granted under the ESPP is based on the implied yield currently available on U.S. Treasury securities, with a remaining term commensurate with the estimated expected term. Expected volatility of the purchase rights granted under the ESPP is based on historical volatility over the most recent period commensurate with the estimated expected term.

We recognize compensation costs for RSUs, stock options, and ESPP on a straight-line basis over the requisite service period of the award, usually the vesting period, which is generally four years for stock options and three to five years for RSUs. For performance-based RSUs, compensation costs associated with individual performance milestones is recognized over the period when the performance conditions achievement become probable. In addition, we evaluate the probability of achieving the performance conditions at the end of each reporting period and record the related stock-based compensation expense based on performance to date over the service period. For market-based RSUs, stock-based compensation expense is recognized ratably over the performance period subject to achievement of market conditions.

Foreign Currency

Our functional currency is the U.S. dollar. Foreign currency transactions of international subsidiaries are re-measured into U.S. dollars at the end-of-period exchange rates for monetary assets and liabilities, and at historical exchange rates for non-monetary assets and liabilities. Revenue is re-measured at average exchange rates in effect during each period. Expenses are re-measured at average exchange rates in effect during each period, except for expenses related to non-monetary assets and liabilities, which are re-measured at historical exchange rates. Gains and losses arising from foreign currency transactions are included in other income, net on the consolidated statements comprehensive loss.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include common shares issuable upon exercise of stock options, vesting of restricted stock awards and performance shares, and issuances of shares under the ESPP, which are reflected in diluted net loss per share by application of the treasury stock method. Potentially dilutive common shares are excluded from the computation of diluted net loss per share when their effect is anti-dilutive.

Segment Information

We operate as one operating and reportable segment. Our Chief Executive Officer ("CEO") is identified as the Chief Operating Decision Maker ("CODM"), who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Income Taxes

We record the provision for income taxes in the consolidated financial statements using the asset and liability method. Under this method, we recognize income tax liabilities or receivables for the current year. We also recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the net amount that we believe is more likely than not to be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing the future taxable income on a jurisdictional basis, we consider the effect of the transfer pricing policies on that income. We have recorded a valuation allowance against U.S. federal and state deferred tax assets and certain foreign tax attribute carryforwards since we do not anticipate realizing the benefits of these deferred tax assets.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. Our policy is to adjust these unrecognized tax benefits in the period when facts and circumstances change, such as the closing of a tax audit, the expiration of statute of limitation for a relevant taxing authority to examine a tax position, or when additional information becomes available. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related interest and penalties.

Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act introduced the global intangible low-taxed income ("GILTI") provisions effective in 2018, which generally impose a tax on the net income earned by foreign subsidiaries of a U.S company in excess of a deemed return on their tangible assets. We recognize the tax on GILTI as a period cost when the tax is incurred.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

There were no accounting pronouncements adopted during the year ended December 31, 2023.

Accounting Pronouncements Not Yet Effective

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-06, Disclosure Improvements: *Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*, which modifies the disclosure or presentation requirements of a variety of Topics in the Codification. Among the various codification amendments, Topic 470 *Debt* is applicable to Arlo which requires the disclosure of amounts, terms and weighted-average interest rates of unused lines of credit. The effective date is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirement by that date, with early adoption prohibited. The adoption of this new standard will not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting: *Improvements to Reportable Segment Disclosures*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the impact of this guidance may have on our financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: *Improvements to Income Tax Disclosures*, which requires on an annual basis to (1) disclose specific categories in the rate reconciliation, (2) provide additional information for reconciling items that meet a quantitative threshold, and (3) income taxes paid disaggregated by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this guidance may have on our financial statements and related disclosures.

Note 3.   Revenue

Contract Balances

The following table reflects the changes in contract balances for the years ended December 31, 2023 and 2022:

Contract Balances	Balance Sheet Location	December 31, 2023		December 31, 2022		$ change		% change
				(In thousands)				
Accounts receivable, net	Accounts receivable, net	$	65,360	$	65,960	$	(600)	(0.9)%
Contract liabilities current	Deferred revenue	$	18,041	$	11,291	$	6,750	59.8 %
Contract liabilities non-current	Other non-current liabilities	$	73	$	212	$	(139)	(65.6)%

For the year ended December 31, 2023, compared to the previous year, deferred revenue increased, primarily due to deferred service revenue increase, driven by the increases in cumulative paid accounts and rates of subscriptions.

For the years ended December 31, 2023 and 2022, $11.3 million and $29.4 million, respectively, of the recognized revenue was included in the contract liability balance at the beginning of the periods. There were no significant changes in estimates during the periods that would affect the contract balances. Refer to Note 4, *Balance Sheet Components* for further details of accounts receivable, net.

Performance Obligations

The total estimated service revenue expected to be recognized in the future related to performance obligations that are unsatisfied and partially unsatisfied as of December 31, 2023 was $18.8 million, with $18.7 million related to a performance obligation classified as less than one year. The performance obligation classified as greater than one year pertains to revenue deferral from prepaid services.

During the five-year period that commenced on January 1, 2020, Verisure Sàrl ("Verisure") has an aggregate purchase commitment of $500.0 million. Based on the Supply Agreement with Verisure, a purchase obligation is not deemed to exist until we receive and accept Verisure's purchase order. As of December 31, 2023, $469.8 million of the purchase commitment has been fulfilled. As of December 31, 2023, we had a backlog of $52.3 million which represents performance obligations that will be recognized as revenue once fulfilled, which is expected to occur over the next twelve months.

Disaggregation of Revenue

We disaggregate our revenue into three geographic regions: the Americas, EMEA, and APAC, where we conduct our business. The following table presents revenue disaggregated by geographic region.

	Year Ended December 31,					
	2023		2022		2021	
	(In thousands)					
Americas	$	301,418	$	273,981	$	271,182
EMEA		164,750		196,465		134,232
APAC		25,008		19,968		29,723
Total	$	491,176	$	490,414	$	435,137

Note 4. Balance Sheet Components

Short-Term Investments

	As of December 31, 2023				As of December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(In thousands)							
U.S. Treasuries	$ 79,654	$ 320	$ —	$ 79,974	$ 29,849	$ —	$ (149)	$ 29,700

Accounts Receivable, Net

	As of December 31,	
	2023	2022
	(In thousands)	
Gross accounts receivable	$ 65,693	$ 66,383
Allowance for credit losses	(333)	(423)
Total	$ 65,360	$ 65,960

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected.

	Years Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at the beginning of the period	$ 423	$ 337	$ 519
Provision for (release of) expected credit losses	(90)	86	(182)
Balance at the end of the period	$ 333	$ 423	$ 337

Property and Equipment, Net

The components of property and equipment are as follows:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Machinery and equipment	$ 14,148	$ 12,696
Software	15,639	15,606
Computer equipment	1,438	3,992
Leasehold improvements	4,661	4,657
Furniture and fixtures	2,544	2,554
Total property and equipment, gross	38,430	39,505
Accumulated depreciation	(33,669)	(32,169)
Total property and equipment, net [1]	$ 4,761	$ 7,336

_____

[1] $1.0 million and $1.7 million property and equipment, net was included in the sublease arrangement for the San Jose office building as of December 31, 2023 and 2022, respectively.

Depreciation expense pertaining to property and equipment was $4.7 million, $4.8 million and $5.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Goodwill

We have determined that no event occurred or circumstances changed during the year ended December 31, 2023 that would more likely than not reduce the fair value of goodwill below the carrying amount. No goodwill impairment was recognized in the years ended December 31, 2023, 2022 and 2021.

Accrued Liabilities

	As of December 31,	
	2023	**2022**
	(In thousands)	
Sales incentives	$ 28,187	$ 36,271
Sales returns	17,058	18,656
Compensation	13,278	15,556
Cloud and other costs	10,985	11,154
Other	18,701	17,218
Total	$ 88,209	$ 98,855

Note 5.   Fair Value Measurements

The following table summarizes assets measured at fair value on a recurring basis:

| | As of December 31 | |
| | 2023 | 2022 |
	(In thousands)	
Cash equivalents: money-market funds (<90 days)	$ 5,782	$ 12,614
Cash equivalents: U.S. Treasuries (<90 days)	520	20,274
Available-for-sale securities: U.S. Treasuries [1]	79,974	29,700
Total	$ 86,276	$ 62,588

[1]   Included in short-term investments on the consolidated balance sheets.

Our investments in cash equivalents and available-for-sale securities are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

As of December 31, 2023 and 2022, assets and liabilities measured as Level 2 fair value were not material and there were no Level 3 fair value assets or liabilities measured on a recurring basis.

Note 6.   Restructuring

In November 2022, we initiated a restructuring plan to reduce our cost structure to better align the operational needs of the business to current economic conditions while continuing to support our long-term strategy. This restructuring includes the reduction of headcount as well as the abandonment of certain lease contracts and the cancellation of contractual services arrangements with certain suppliers. As of December 31, 2023, we have substantially incurred all costs pertaining to restructuring activities, with related cash outflows extending until the fourth quarter of 2024.

The restructuring liabilities are included in accrued liabilities in the consolidated balance sheets. The restructuring charges are included in others in the consolidated statements of comprehensive loss. Restructuring activities for the year ended December 31, 2023 are as follows:

| | Total | Severance Expense | Office Exit Expense | Other Exit Expense |
	(In thousands)			
Balance as of December 31, 2021	$ —	$ —	$ —	$ —
Restructuring charges	1,805	798	928	79
Cash payments	(588)	(579)	—	(9)
Non-cash and other adjustments	48	—	63	(15)
Balance as of December 31, 2022	$ 1,265	$ 219	$ 991	$ 55
Restructuring charges	692	564	117	11
Cash payments	(1,479)	(694)	(745)	(40)
Non-cash and other adjustments	(26)	—	—	(26)
Balance as of December 31, 2023	$ 452	$ 89	$ 363	$ —
Total costs incurred inception to date	$ 2,746	$ 1,609	$ 1,073	$ 64

Note 7.   Revolving Credit Facility

On October 27, 2021, we entered into a Loan and Security Agreement (the "Credit Agreement") with Bank of America, N.A., a national banking association, as lender (the "Lender").

The Credit Agreement provides for a three-year revolving credit facility (the "Credit Facility") that matures on October 27, 2024. Borrowings under the Credit Facility are limited to the lesser of (x) $40.0 million, and (y) an amount equal to the borrowing base. The borrowing base will be the sum of (i) 90% of investment grade eligible receivables and (ii) 85% of non-investment grade eligible accounts, less applicable reserves established by the Lender. The Credit Agreement also includes a $5.0 million sublimit for the issuance by the Lender of letters of credit. In addition, the Credit Agreement includes an uncommitted accordion feature that allows us to request, from time to time, that the Lender increase the aggregate revolving loan commitments by up to an additional $25.0 million in the aggregate, subject to the satisfaction of certain conditions, including obtaining the Lender's agreement to participate in each increase. The proceeds of the borrowings under the Credit Facility may be used for working capital and general corporate purposes. Based on certain terms and conditions including eligible accounts receivable as of December 31, 2023, we had unused borrowing capacity of $13.9 million.

Our obligations under the Credit Agreement are secured by substantially all of our domestic working capital assets, including accounts receivable, cash and cash equivalents, inventory, and other assets to the extent related to such working capital assets.

At our option, borrowings under the Credit Agreement will bear interest at a floating rate equal to: (i) the Bloomberg Short-Term Bank Yield Index rate plus the applicable rate of 2.0% to 2.5% determined based on our average daily availability for the prior fiscal quarter, or (ii) the base rate plus the applicable rate of 1.0% to 1.5% based on our average daily availability for the prior fiscal quarter. Among other fees, we are required to pay a monthly unused fee of 0.2% per annum on the amount by which the Lender's aggregate commitment under the Credit Facility exceeds the average daily revolver usage during such month.

The Credit Agreement contains events of default, representations and warranties, and affirmative and negative covenants customary for credit facilities of this type. The Credit Agreement also contains financial covenants that require us to (a) until we achieve a fixed charge coverage ratio of at least 1.00 to 1.00 for two consecutive quarters, maintain minimum liquidity of not less than $20.0 million at all times and (b) thereafter, if the Financial Covenant Trigger Period (as defined in the Credit Agreement) is in effect, maintain a fixed charge coverage ratio, tested quarterly on a trailing twelve month basis, of at least 1.00 to 1.00 at any time. As of December 31, 2023, we were in compliance with all the covenants of the Credit Agreement.

If an event of default under the Credit Agreement occurs, then the Lender may cease making advances under the Credit Agreement and declare any outstanding obligations under the Credit Agreement to be immediately due and payable. In addition, if we file a bankruptcy petition, a bankruptcy petition is filed against us and is not dismissed or stayed within thirty days or we make a general assignment for the benefit of creditors, then any outstanding obligations under the Credit Agreement will automatically and without notice or demand become immediately due and payable.

No amounts had been drawn under the Credit Facility as of December 31, 2023.

Note 8.   Commitments and Contingencies

Operating Leases

Our operating lease obligations mostly include offices, equipment, data centers, and distribution centers, with various expiration dates through June 2029. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into our determination of lease payments. The terms of certain leases provide for rental payments on a graduated scale. Gross lease expense was $5.9 million, $7.1 million, and $7.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

On June 29, 2021, we entered into a sublease agreement with Vocera Communications, Inc. for approximately 78,000 rentable square feet of office space located at 3030 Orchard Parkway in San Jose, California. The initial term of the sublease commenced on February 1, 2022, and will expire on June 30, 2029, unless earlier terminated in accordance with the sublease. The sublease income was $2.0 million, $2.0 million, and $0.5 million which is recorded as a reduction of lease expense for the years ended December 31, 2023, 2022, and 2021, respectively.

Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 6,756	$ 6,375	$ 6,497
Right-of-use assets obtained in exchange for lease liabilities			
Operating leases	$ 1,873	$ 3,470	$ 1,646

Weighted average remaining lease term and weighted average discount rate related to operating leases were as follows:

	As of December 31,	
	2023	2022
Weighted average remaining lease term	5.0 years	5.1 years
Weighted average discount rate	5.74 %	5.69 %

The future minimum undiscounted lease payments under operating leases and future non-cancelable rent payments from our subtenants for each of the next five years and thereafter as of December 31, 2023 were as follows:

	Operating Lease Payments	Sublease Payments	Net
	(In thousands)		
2024	$ 5,301	$ (1,947)	$ 3,354
2025	4,492	(2,006)	2,486
2026	4,637	(2,066)	2,571
2027	4,598	(2,322)	2,276
2028	3,663	(2,392)	1,271
Thereafter	1,751	(1,228)	523
Total future lease payments	$ 24,442	$ (11,961)	$ 12,481
Less: interest	(3,210)		
Present value of future minimum lease payments	$ 21,232		
Accrued liabilities	$ 4,211		
Non-current operating lease liabilities	17,021		
Total lease liabilities	$ 21,232		

Letters of Credit

In connection with the lease agreement for our office space located in San Jose, California, we executed a letter of credit with the landlord as the beneficiary. As of December 31, 2023, we had $3.6 million of unused letters of credit outstanding, of which $3.1 million pertains to the lease arrangement in San Jose, California.

Purchase Obligations

We have entered into various inventory-related purchase agreements with suppliers. Generally, under these agreements, 50% of orders are cancelable by giving notice 46 to 60 days prior to the expected shipment date and 25% of orders are cancelable by giving notice 31 to 45 days prior to the expected shipment date. Orders are non-cancelable within 30 days prior to the expected shipment date. As of December 31, 2023, we had $40.2 million in non-cancelable purchase commitments with suppliers.

As of December 31, 2023, an additional $31.4 million of purchase orders beyond contractual termination periods have been issued to supply chain partners in anticipation of demand requirements. Consequently, we may incur expenses for the materials and components, such as chipsets already purchased by the supplier to fulfill our orders if the purchase order is cancelled. Expenses incurred have historically not been significant relative to the original order value. As of December 31, 2023, the loss liability from committed purchases was not material.

Warranty Obligations

Changes in warranty obligations, which are included in accrued liabilities in the consolidated balance sheets, were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Balance at the beginning of the period	$ 1,174	$ 1,330	$ 2,451
Provision for (release of) warranty obligations	286	145	(655)
Settlements	(267)	(301)	(466)
Balance at the end of the period	$ 1,193	$ 1,174	$ 1,330

Litigation and Other Legal Matters

We are involved in disputes, litigation, and other legal actions, including, but not limited to, the matters described below. In all cases, at each reporting period, we evaluate whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. In such cases, we accrue for the amount or, if a range, we accrue the low end of the range, only if there is not a better estimate than any other amount within the range, as a component of legal expense within general and administrative expenses. We monitor developments in these legal matters that could affect the estimate we had previously accrued. In relation to such matters, we currently believe that there are no existing claims or proceedings that are likely to have a material adverse effect on our financial position within the next 12 months, or the outcome of these matters is currently not determinable. There are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur costly litigation and/or substantial settlement charges. In addition, the resolution of any intellectual property litigation may require us to make royalty payments, which could have an adverse effect in future periods. If any of those events were to occur, our business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust the liability and record additional expenses.

Securities Class Action Lawsuits and Derivative Suit

On December 11, 2018, purported stockholders of Arlo filed six putative securities class action complaints in the Superior Court of California, County of Santa Clara (the "State Action"), against us and certain of our executives and directors. The plaintiffs in the State Action alleged that we failed to adequately disclose quality control problems and adverse sales trends ahead of our initial public offering (the "IPO"), violating the Securities Act of 1933, as amended (the "Securities Act"). The complaint sought unspecified monetary damages and other relief on behalf of investors who purchased Company common stock issued pursuant and/or traceable to the IPO. On May 5, 2021, the court instructed plaintiffs Perros, Patel, and Pham ("Plaintiffs") to file an amended complaint by June 4, 2021. Plaintiffs filed their amended complaint, asserting their individual Securities Act claims, but also purporting to represent a new class of Arlo stockholders.

On June 21, 2021, the Arlo defendants filed a motion to dismiss the State Action (for forum non conveniens) based on the federal forum provision in Arlo's certificate of incorporation. On September 9, 2021, the court issued an order granting the Arlo defendants' forum non conveniens motion, and on September 17, 2021, the court issued a final judgment dismissing the State Action in its entirety. On November 16, 2021, Plaintiffs filed a Notice of Appeal. The appeal occurred before the California Court of Appeal, Sixth Appellate District. On May 5, 2023, the Court of Appeal affirmed the trial court's dismissal of the State Action. On June 14, 2023, Plaintiffs filed a petition for review in the Supreme Court of California. On July 19, 2023, the Supreme Court of California denied Plaintiffs' petition for review and closed the case. The deadline for Plaintiffs to file a petition for writ of certiorari to the Supreme Court of the United States appealing the dismissal of the State Action was October 17, 2023. To our knowledge, no such petition was filed, and the State Action has terminated.

Indemnifications

In the ordinary course of business, we may provide indemnification of varying scope and terms to customers, distributors, resellers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising from breach of such agreements or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with members of our board of directors and certain of our executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments we could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 31, 2023 and 2022, we have not incurred any material costs as a result of such indemnifications and we are not currently aware of any indemnification claims.

Note 9. Employee Benefit Plans

We grant options and restricted stock units ("RSUs") under the 2018 Equity Incentive Plan (the "2018 Plan"), under which awards may be granted to all employees. We also grant performance-based and market-based restricted stock units ("PSUs") to our executive officers periodically. Award vesting periods for the 2018 Plan are generally three to four years. As of December 31, 2023, 3.5 million shares were available for future grants. Options may be granted for periods of up to 10 years or such shorter term as may be provided in the agreement and at prices no less than 100% of the fair market value of Arlo's common stock on the date of grant. Options granted under the 2018 Plan generally vest over four years, the first tranche at the end of 12 months and the remaining shares underlying the option vesting monthly over the remaining three years.

During the year ended December 31, 2022, the Compensation and Human Capital Committee of the Board of Directors (the "Committee") unanimously approved amendments to the 2018 Plan to, among other things, reserve an additional 3,000,000 shares of our common stock to be used exclusively for grants of awards to individuals who were not previously employees or non-employee directors (or following a bona fide period of non-employment), as an inducement material to the individual's entry into employment with us within the meaning of Rule 303A.08 of the New York Stock Exchange (the "NYSE") Listed Company Manual ("Rule 303A.08"). The 2018 Plan was amended by the Committee without stockholder approval pursuant to Rule 303A.08.

On January 19, 2024, we registered an aggregate of up to 4,759,901 shares of common stock on a Registration Statement on Form S-8, including 3,807,921 shares issuable pursuant to the 2018 Plan that were automatically added to the shares authorized for issuance under the 2018 Plan and 951,980 shares issuable pursuant to the Employee Stock Purchase Plan ("ESPP") that were automatically added to the shares authorized for issuance on January 1, 2024, both pursuant to an "evergreen" provision contained in the respective plans.

The following table sets forth the available shares for grants as of December 31, 2023:

	Number of Shares
	(In thousands)
Shares available for grants at the beginning of the period	4,213
Additional authorized shares	3,555
Granted	(8,381)
Forfeited / cancelled	611
Shares traded for taxes	3,518
Shares available for grants at the end of the period	3,516

Employee Stock Purchase Plan

We sponsor the ESPP to eligible employees. As of December 31, 2023, 1.8 million shares were available for issuance under the ESPP.

The following table sets forth the weighted average assumptions used to estimate the fair value of purchase rights granted under the ESPP.

	As of December 31,		
	2023	**2022**	**2021**
Expected life (in years)	0.5	0.5	0.5
Risk-free interest rate	4.97 %	3.29 %	0.07 %
Expected volatility	64.0 %	69.2 %	63.8 %

Option Activity

We granted no options during the years ended December 31, 2023, 2022, and 2021. Stock option activity during the year ended of December 31, 2023 was as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In thousands)
Outstanding as of December 31, 2022	2,082	$ 10.24		
Granted	—	—		
Exercised	(974)	7.76		
Forfeited/ cancelled	—	—		
Expired	(12)	7.55		
Outstanding as of December 31, 2023	1,096	$ 12.48	3.48	$ 483
Vested and expected to vest as of December 31, 2023	1,096	$ 12.48	3.48	$ 483
Exercisable Options as of December 31, 2023	1,096	$ 12.48	3.48	$ 483

	Year Ended December 31,		
	2023	2022	2021
	(In millions)		
Total intrinsic value of options exercised	$ 1.8	$ 0.9	$ 2.2
Total fair value of options vested	$ —	$ 2.3	$ 2.6

RSU Activity

RSU activity, excluding PSU activity, during the year ended of December 31, 2023 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In thousands)
Outstanding as of December 31, 2022	9,487	$ 6.36		
Granted	6,331	5.28		
Vested	(6,179)	5.58		
Forfeited	(596)	6.22		
Outstanding as of December 31, 2023	9,043	$ 6.15	1.37	$ 86,085

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except per share data)		
Total intrinsic value of RSUs vested (the release date fair value)	$ 38.9	$ 41.4	$ 36.4
Total fair value of RSUs vested (the grant date fair value)	$ 34.4	$ 34.0	$ 31.3
RSU granted weighted-average fair value per share	$ 5.28	$ 7.23	$ 7.32

PSU Activity

Our executive officers and other senior employees have been granted performance-based awards with vesting occurring at the end of a three or five-year period if performance conditions or market conditions are met. The number of units earned and eligible to vest are determined based on the achievement of various performance conditions or market conditions, including the cumulative paid accounts targets, stock price, cash balances at reporting period, and the recipients' continued services. At the end of each reporting period, we evaluate the probability of achieving the performance or market conditions and record the related stock-based compensation expense based on the achievement over the service period.

PSU activity during the year ended of December 31, 2023 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)	(In dollars)	(In years)	(In thousands)
Outstanding as of December 31, 2022	4,041	$ 6.22		
Granted	2,050	4.56		
Vested	(2,237)	5.55		
Forfeited	(3)	8.28		
Outstanding as of December 31, 2023	3,851	$ 5.72	1.00	$ 36,661

	Year Ended December 31,		
	2023	2022	2021
	(In millions, except per share data)		
Total intrinsic value of PSUs vested (the release date fair value)	$ 17.7	$ 4.8	$ 1.4
Total fair value of PSUs vested (the grant date fair value)	$ 12.4	$ 2.7	$ 0.6
PSU granted weighted-average fair value per share	$ 4.56	$ 6.52	$ 6.74

Stock-Based Compensation Expense

The following table sets forth the stock-based compensation expense included in our consolidated statements of comprehensive loss:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cost of revenue	$ 3,533	$ 4,841	$ 3,917
Research and development	12,700	12,317	10,865
Sales and marketing	5,899	6,290	5,392
General and administrative	25,816	25,028	17,856
Total	$ 47,948	$ 48,476	$ 38,030

As of December 31, 2023, all outstanding options were fully vested, therefore, there was no unrecognized compensation cost related to stock options. Approximately $58.6 million of unrecognized compensation cost related to unvested RSUs and PSUs is expected to be recognized over a weighted-average period of 1.7 years as of December 31, 2023.

During the years ended December 31, 2023, 2022, and 2021, we settled executive and employee bonuses by granting and issuing restricted stock units (non-cash financing activities) that vested immediately amounting to $13.5 million, $8.7 million, and $15.1 million, respectively.

401(K) Plan

We have a 401(K) Plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. We match 50% of contributions for employees up to a maximum of $2,000 in employee contributions per fiscal year. During the years ended December 31, 2023, 2022 and 2021, we recognized expense of approximately $1.1 million, $1.1 million and $1.1 million, respectively.

Note 10. Income Taxes

Income (loss) before provision for income taxes consisted of the following:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(In thousands)		
United States	$ (26,266)	$ (60,374)	$ (59,370)
International	5,405	4,723	4,018
Total	$ (20,861)	$ (55,651)	$ (55,352)

Provision for income taxes consisted of the following:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(In thousands)		
Current:			
U.S. Federal	$ 88	$ 166	$ —
State	273	87	21
Foreign	697	601	989
	1,058	854	1,010
Deferred:			
U.S. Federal	—	—	—
State	—	—	—
Foreign	117	121	(333)
	117	121	(333)
Total	$ 1,175	$ 975	$ 677

The effective tax rate differed from the U.S. federal income tax rate as follows:

	Year Ended December 31,		
	2023	2022	2021
Tax benefit at U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State tax benefit, net of federal benefit	(1.0)%	1.9 %	2.9 %
Impact of international operations	3.1 %	1.3 %	1.3 %
FDII deduction	1.8 %	— %	— %
U.S. taxes on foreign entities	— %	— %	(3.9)%
Stock-based compensation	(22.5)%	(7.3)%	(3.0)%
U.S. federal tax credits	13.8 %	3.7 %	1.6 %
Change in valuation allowance	(21.7)%	(21.8)%	(20.3)%
Non-deductible transaction costs	(0.6)%	(0.1)%	(0.6)%
Other	0.5 %	(0.5)%	(0.2)%
Provision for income taxes	(5.6)%	(1.8)%	(1.2)%

The significant components of net deferred tax assets consisted of the following:

	As of December 31,	
	2023	2022
	(In thousands)	
Deferred Tax Assets:		
Accruals and allowances	$ 9,377	$ 11,330
Net operating loss carryforwards	18,940	22,622
Stock-based compensation	3,165	3,527
Lease liabilities	4,965	5,706
Deferred revenue	100	409
Tax credit carryforwards	15,775	11,510
Depreciation and amortization	3,231	3,307
Capitalized research and development expenses	50,519	40,016
Total deferred tax assets	106,072	98,427
Deferred Tax Liabilities:		
Operating lease right-of-use assets	(2,823)	(3,174)
Total deferred tax liabilities	(2,823)	(3,174)
Valuation Allowance	(101,977)	(93,869)
Net deferred tax assets	$ 1,272	$ 1,384

Changes in valuation allowance for deferred tax assets were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at the beginning of the period	$ 93,869	$ 81,742	$ 70,496
Additions [1]	13,892	16,798	11,246
Deductions [2]	(5,784)	(4,671)	—
Balance at the end of the period	$ 101,977	$ 93,869	$ 81,742

_____

[1] Additions are primarily increases in tax attribute carryforwards and capitalized expenditures for income tax purposes.

[2] Deductions present the utilization of U.S. federal and state net operating losses and tax credit attributes.

Realization of the deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. We do not anticipate to realize the net U.S. federal and state deferred tax assets and certain foreign tax attributes, which have been fully offset by a valuation allowance. As of December 31, 2023 and 2022, the valuation allowance was $102.0 million and $93.9 million, respectively.

The utilization of net operating loss and credit carryforwards may be subject to annual limitation due to the ownership changes provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of portions of the net operating loss and tax credit carryforwards before utilization.

As of December 31, 2023, net operating loss carryforwards consisted of the following:

	Amount	Beginning Year of Expiration
	(in thousands)	
U.S. federal [1]	$ 7,736	2031
U.S. federal [1][2]	62,798	Indefinite
California	36,888	2028
Other states	35,489	2024

_____

[1] All of the losses are subject to annual usage limitations under Internal Revenue Code Section 382.

[2] All of the losses are subject to usage limitation of 80% of taxable income in a year when the losses will be utilized.

As of December 31, 2023, tax credit carryforwards consisted of the following:

	Amount	Beginning Year of Expiration
	(in thousands)	
U.S. federal	$ 9,249	2039
California	8,662	Indefinite
Foreign	2,766	2041

As of December 31, 2023, withholding taxes and state income taxes expected to be incurred on the foreign subsidiaries' earnings that are not indefinitely reinvested are immaterial.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance at the beginning of the period	$ 2,763	$ 1,736	$ 1,355
Additions for tax positions taken during the current year	679	765	444
Additions (reductions) for tax positions taken during a prior year	133	275	(58)
Reductions as a result of a lapse of the applicable statute of limitations	(21)	(13)	(5)
Balance at the end of the period	$ 3,554	$ 2,763	$ 1,736

The total amount of unrecognized tax benefits, including immaterial interest and penalties, was $3.6 million and $2.8 million as of December 31, 2023 and 2022, respectively. We recognize interest and penalties accrued related to unrecognized tax benefits as part of the provision for income taxes.

We file income tax returns in the U.S. and numerous foreign jurisdictions. We are subject to income tax examinations by taxing authorities globally for years ending or after December 31, 2018. IRS audit of the consolidated returns of NETGEAR for which Arlo was a part of in 2018, had been closed with no findings, while the 2018 California Franchise Tax Board and 2016-2018 Texas Franchise tax audits are still in progress. Our estimate of the potential outcome of any uncertain tax positions is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We believe that the estimate has adequately reflected these matters. However, the future results may include adjustments to estimates in the period the audits will be resolved, which may impact the effective tax rate. We don't expect a significant change in unrecognized tax benefits within the next twelve months.

Note 11.   Net Loss Per Share

	Year Ended December 31,		
	2023	2022	2021
	(In thousands, except for per share data)		
Numerator:			
Net loss	$ (22,036)	$ (56,626)	$ (56,029)
Denominator:			
Weighted average common shares - basic and diluted	92,754	87,173	82,688
Basic and diluted net loss per share	$ (0.24)	$ (0.65)	$ (0.68)
Anti-dilutive employee stock-based awards, excluded	1,776	5,451	5,041

Note 12.   Segment and Geographic Information

Segment Information

We operate as one operating and reportable segment. Our Chief Executive Officer ("CEO") is identified as the Chief Operating Decision Maker ("CODM"), who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Geographic Information for Revenue

Revenue consists of gross product shipments and service revenue, less allowances for estimated sales returns, price protection, end-user customer rebates, net changes in deferred revenue, and other channel sales incentives deemed to be a reduction of revenue per the authoritative guidance. Sales and usage-based taxes are excluded from revenue. For reporting purposes, revenue by geographic area is generally based upon the bill-to location of the customer. The following table presents revenue by geographic area.

	Year Ended December 31,					
	2023		2022		2021	
	(In thousands)					
United States	$	299,360	$	268,435	$	265,844
Spain		113,826		135,896		83,779
Ireland		20,148		44,287		40,877
Other countries		57,842		41,796		44,637
Total	$	491,176	$	490,414	$	435,137

Geographic Information for Long-Lived Assets

Long-lived assets include property and equipment, net and operating lease right-of-use assets, net. Our long-lived assets are based on the physical location of the assets. The following table presents long-lived assets by geographic area.

	As of December 31,			
	2023		2022	
	(In thousands)			
United States	$	13,372	$	17,762
Other countries		2,839		2,383
Total	$	16,211	$	20,145

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation and in reference only to the matter described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures are not effective at a reasonable assurance level due to a material weakness in internal control over financial reporting.

Our management has performed additional analyses, reconciliations, and other post-closing procedures as well as assessed all key non-IT related internal control over financial reporting noting no deficiencies were identified; and therefore, we have concluded that, notwithstanding the matter described below, the consolidated financial statements are fairly presented, in all material respects. Management, including our Chief Executive Officer and Chief Financial Officer, believe that the consolidated financial statements contained in this Form 10-K fairly present, in all material respects, the financial condition, results of operations and cash flows for all periods presented in accordance with U.S. Generally Accepted Accounting Principles.

Management's Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in *Internal Control - Integrated Framework (*"*2013 Framework*"*)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that our internal control over financial reporting was not effective as of December 31, 2023 as a result of the material weakness described below.

In connection with our assessment of the effectiveness of internal control over financial reporting, management identified certain control deficiencies in the area of our Information Technology General Control ("ITGC") related to (i) user access and segregation of duty controls that restrict user and privileged access to appropriate personnel; (ii) program change management controls; and (iii) certain computer operations controls that, when aggregated, arise to a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any material misstatements in our consolidated financial statements or disclosures in any of the fiscal years ended December 31, 2023, 2022 or 2021. However, a material weakness could result in misstatements potentially impacting our account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

Remediation Plans for the Material Weakness

Management is committed to remediating the material weakness in a timely manner. Our remediation process includes, but is not limited to: (i) increasing timely reviews of IT system changes made; (ii) rationalizing access privileges for developer system users; (iii) implementing or modifying controls related to program change management and certain computer operations; and (iv) training of relevant personnel on the design and operation of any new or modified ITGCs.

These steps are subject to ongoing management review, as well as oversight by the audit committee of our board of directors. Additional or modified measures may also be required to remediate the material weakness. We will not be able to conclude that we have completely remediated the material weakness until the applicable controls are fully implemented and have operated for a sufficient period of time and management has concluded, through formal testing, that the remediated controls are operating effectively. We will continue to monitor the design and effectiveness of these and other processes, procedures, and controls and make any further changes management deems appropriate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

(a) None.

(b) Trading Arrangements

During the quarter ended December 31, 2023, our directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of Arlo's securities set forth in the table below:

| Name and Position | Action | Action Date | Type of Trading Arrangement | | Total Shares to be Sold | Expiration Date |
			Rule 10b5-1 [1]	Non-Rule 10b5-1 [2]		
Matthew McRae, *Chief Executive Officer*	Adoption	November 30, 2023 [3]	X		525,594	March 7, 2025
Kurtis Binder, *Chief Financial Officer*	Adoption	November 29, 2023 [3]	X		131,213	December 13, 2024
Brian Busse, *General Counsel*	Adoption	November 16, 2023 [3]	X		99,134	November 15, 2024

[1] Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

[2] "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.

[3] Adopted for personal tax planning purposes.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item and not set forth below is incorporated by reference to our definitive proxy statement for our 2024 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023, under the sections headed "Election of Directors," "Continuing Directors," "Information Regarding the Board of Directors and Corporate Governance," and "Information About Our Executive Officers.".

We have adopted a Code of Ethics that applies to our Chief Executive Officer and senior financial officers, including our Chief Financial Officer, as required by the SEC. The current version of our Code of Ethics can be found on our Internet site at http://www.arlo.com. Additional information required by this Item regarding our Code of Ethics is incorporated by reference to the information contained in the section captioned "Code of Business Conduct and Ethics" in our Proxy Statement.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website at http://www.arlo.com within four business days following the date of such amendment or waiver.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023, under the sections headed "Compensation and Human Capital Committee" and "Executive Compensation."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023, under the section headed "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023, under the sections headed "Certain Relationships and Related Transactions" and "Information Regarding the Board of Directors and Corporate Governance."

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2023, under the section headed "Ratification of Appointment of Independent Registered Public Accounting Firm."

Item 15.   Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements.

The following consolidated financial statements of Arlo Technologies, Inc. are filed as part of this Annual Report on Form 10-K in Item 8, *Financial Statements and Supplementary Data*.

	Page
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP; San Jose, California; PCAOB ID: 238)	73
Consolidated Balance Sheets as of December 31, 2023 and 2022	76
Consolidated Statements of Comprehensive Loss for the three years ended December 31, 2023, 2022 and 2021	77
Consolidated Statements of Stockholders' Equity for the three years ended December 31, 2023, 2022 and 2021	78
Consolidated Statements of Cash Flows for the three years ended December 31, 2023, 2022 and 2021	79
Notes to Consolidated Financial Statements	80

(2) Financial Statement Schedules.

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the consolidated financial statements or the notes to those consolidated financial statements.

(3) Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Amended and Restated Certificate of Incorporation of Arlo Technologies, Inc.	8-K	8/7/2018	3.1	
3.2	Amended and Restated Bylaws of Arlo Technologies, Inc.	8-K	8/7/2018	3.2	
4.1	Common Stock Certificate of Arlo Technologies, Inc.	S-1/A	7/23/2018	4.1	
4.2	Description of Common Stock of Arlo Technologies, Inc.	10-K	2/26/2021	4.2	
10.1	Master Separation Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.1	
10.2	Transition Services Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.2	
10.3	Tax Matters Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.3	
10.4	Employee Matters Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.4	
10.5	Intellectual Property Rights Cross-License Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.5	
10.6	Registration Rights Agreement, by and between NETGEAR, Inc. and Arlo Technologies, Inc. dated as of August 2, 2018	8-K	8/7/2018	10.6	
10.7	Office Lease, by and between LT Orchard Parkway, LLC and Arlo Technologies, Inc. dated as of June 28, 2018	S-1	7/6/2018	10.7	
10.8 *	Confirmatory Employment Letter with Matthew McRae	8-K	8/7/2018	10.7	
10.9 *	Confirmatory Employment Letter with Christine Gorjanc	8-K	8/7/2018	10.8	
10.10 *	Confirmatory Employment Letter with Patrick Collins	8-K	8/7/2018	10.9	
10.11 *	Confirmatory Employment Letter with Brian Busse	8-K	8/7/2018	10.10	
10.12 *	Change in Control and Severance Agreement	8-K	8/7/2018	10.11	
10.13 *	2018 Employee Stock Purchase Plan	10-K	2/22/2019	10.14	
10.14 *	Indemnification Agreement for directors and executive officers	S-1/A	7/23/2018	10.16	
10.15	Cooperation Agreement, dated April 30, 2019, by and among Arlo Technologies, Inc. and the VIEX Parties listed therein	8-K	5/1/2019	10.1	
10.16 †	Asset Purchase Agreement, by and between Arlo Technologies, Inc. and Verisure S.à.r.l. dated as of November 4, 2019	10-K	2/28/2020	10.23	
10.17 †	Supply Agreement, by and between Arlo Technologies, Inc. and Verisure S.à.r.l. dated as of November 4, 2019, as amended on June 23, 2020, November 1, 2021, and December 1, 2021	10-K	3/2/2022	10.23	
10.18 *	Confirmatory Employment Letter with Gordon Mattingly	10-Q	8/6/2020	10.2	
10.19 *	Form of Change in Control and Severance Agreement for non-CEO Executive Officers	10-Q	8/6/2020	10.3	
10.20 *	Non-Employee Director Compensation Policy	10-K	2/26/2021	10.30	
10.21	Sublease, by and between Arlo Technologies, Inc. and Vocera Communications, Inc., dated as of May 25, 2021	10-Q	8/5/2021	10.1	
10.22 *	Performance Stock Unit Award under 2018 Equity Incentive Plan to Matthew McRae, dated September 9, 2021	10-Q	11/10/2021	10.2	
10.23	Loan and Security Agreement, by and between Arlo Technologies, Inc. and Bank of America, N.A. dated as of October 27, 2021	10-K	3/2/2022	10.31	
10.24 *	Form of Service and Cash Balance Performance-Based Restricted Stock Unit Agreement for Executive Officers	10-Q	5/11/2022	10.1	
10.25 *	Form of Service and Stock Market Performance-Based Restricted Stock Unit Agreement for Executive Officers	10-Q	5/11/2022	10.2	
10.26 *	Performance Stock Unit Award under 2018 Equity Incentive Plan	10-Q	5/11/2022	10.3	
10.27 *	Form of Notice of Stock Option Grant (Change in Control)	10-Q	11/9/2022	10.1	
10.28 *	Form of Notice of Stock Option Grant (Global)	10-Q	11/9/2022	10.2	

10.29 *	Form of Notice of Grant of Restricted Stock Units (Standard)	10-Q	11/9/2022	10.3	
10.30 *	Form of Notice of Grant of NEO Service and Performance-Based Stock Option (IPO Grant)	10-Q	11/9/2022	10.4	
10.31 *	Form of Notice of Grant of Restricted Stock Units (Non-Employee Director)	10-Q	11/9/2022	10.5	
10.32 *	Form of Notice of Grant of Service and Performance-Based Restricted Stock Units (Cash Balance)	10-Q	11/9/2022	10.6	
10.33 *	Form of Notice of Grant of Service and Performance-Based Restricted Stock Units (TSR)	10-Q	11/9/2022	10.7	
10.34 *	Employment Offer Letter with Kurt Binder, dated August 23, 2022	8-K	8/26/2022	10.1	
10.35 *	Arlo Technologies, Inc. 2018 Equity Incentive Plan, as amended	8-K	8/26/2022	10.2	
10.36 *	Form of Retention Agreement	10-Q	11/9/2022	10.10	
10.37 *	Form of Notice of Grant of Performance-Based Restricted Stock Units (Retention Agreement)	10-Q	11/9/2022	10.11	
10.38 *	Form of Notice of Grant of Restricted Stock Units (Inducement Award)	10-Q	11/9/2022	10.12	
10.39 *	Form of Notice of Grant of Performance-Based Restricted Stock Units (Inducement Award)	10-Q	11/9/2022	10.13	
21.1	List of subsidiaries and affiliates				X
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (included on the Signatures page)				X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer				X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer				X
32.1	Section 1350 Certification of Principal Executive Officer				X
32.2	Section 1350 Certification of Principal Financial Officer				X
97 †	Arlo Technologies, Inc. Clawback Policy				X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X
*	Indicates management contract or compensatory plan or arrangement.				
†	Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit have been omitted by means of marking such portions with asterisks because the Registrant has determined that the information is both not material and is the type that the Registrant treats as private or confidential.				

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARLO TECHNOLOGIES, INC.
Registrant

/s/ MATTHEW MCRAE
Matthew McRae
Chief Executive Officer
(Principal Executive Officer)

/s/ KURTIS BINDER
Kurtis Binder
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 29, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew McRae and Kurtis Binder, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MATTHEW MCRAE Matthew McRae	Chief Executive Officer *(Principal Executive Officer)*	February 29, 2024
/s/ KURTIS BINDER Kurtis Binder	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 29, 2024
/s/ PRASHANT AGGARWAL Prashant Aggarwal	Director	February 29, 2024
/s/ JOCELYN E. CARTER-MILLER Jocelyn E. Carter-Miller	Director	February 29, 2024
/s/ RALPH E. FAISON Ralph E. Faison	Director	February 29, 2024
/s/ CATRIONA FALLON Catriona Fallon	Director	February 29, 2024
/s/ AMY ROTHSTEIN Amy Rothstein	Director	February 29, 2024
/s/ GRADY K. SUMMERS Grady K. Summers	Director	February 29, 2024

Corporate Information

Management Team

Matthew McRae
Chief Executive Officer

Kurtis Binder
Chief Financial Officer & Chief
Operating Officer

Brian Busse
General Counsel & Corporate
Secretary

Lily Knowles
Senior Vice President of Sales,
Marketing and Customer Care

Scott McManigal
Senior Vice President of
Design and Customer
Experience

Antoinette Switzer
Senior Vice President of HR
Worldwide

Julie Nash
Chief Information Officer

Samir Kapoor
Chief Technology Officer

Board of Directors

Ralph E. Faison
Private Investor and former
President and CEO, Pulse
Electronics Corporation

Matthew McRae
Chief Executive Officer, Arlo
Technologies, Inc.

Jocelyn E. Carter-Miller
President, TechEd Ventures,
Inc.

Grady K. Summers
Executive Vice President of
Product, SailPoint
Technologies, Inc.

Catriona Fallon
Executive Leader and former
Chief Financial Officer,
Aktana

Prashant (Sean) Aggarwal
Chief Executive Officer, Soar
Capital

Amy Rothstein
Chief Legal Officer & Head of
Corporate Development,
Nexxen International Ltd.

Corporate Headquarters
Arlo Technologies, Inc.
2200 Faraday Avenue, Ste. 150
Carlsbad, CA 92008
www.arlo.com

Annual Meeting
June 21, 2024|9:30 a.m. PDT
www.virtualshareholdermeeting.com/ARLO2024

Transfer Agent
Computershare
150 Royall St., Suite 101
Canton, MA 02021
www.computershare.com

Independent Auditors
Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
www.deloitte.com